As filed with the Securities and Exchange Commission on February 24, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Dune Energy, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1389	95-4737507
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Two Shell Plaza

777 Walker Street, Suite 2300

Houston, Texas 77002

(713) 229-6300

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

James A. Watt

President and Chief Executive Officer

Two Shell Plaza

777 Walker Street, Suite 2300

Houston, Texas 77002

(713) 229-6300

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Henry Havre

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, Texas 77002

(713) 220-4200

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(1)(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common stock, par value $0.001 per share	24,579,997	$3.41	$83,817,789.77	$9,606

(1)	All of the common stock offered hereby is for the account of selling stockholders
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The calculation of the proposed maximum aggregate offering price of the common stock is based on the average of the bid and asked prices for the common stock on February 21, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and is subject to change. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission of which this prospectus is a part is declared effective. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the securities in any jurisdiction where the offer or solicitation is not permitted.

Subject to Completion, Dated February 24, 2012

24,579,997 Shares of Common Stock

This prospectus relates to the resale of up to 24,579,997 shares of common stock, par value $0.001 per share, of Dune Energy, Inc. (the “common stock”). The common stock offered hereby may be offered for sale from time to time by the selling stockholder named in this prospectus.

The selling stockholders and their permitted transferees may offer and sell the common stock offered hereby from time to time at market prices, in negotiated transactions or otherwise. The timing and amount of any sale are within the sole discretion of the selling stockholders. The selling stockholders may sell the common stock offered hereby directly or through underwriters, brokers or dealers or through a combination of these methods. The selling stockholders will pay commissions or discounts to underwriters, brokers or dealers in amounts to be negotiated prior to the sale. We will not receive any of the proceeds from the sale of the common stock offered by the selling stockholders. See “Plan of Distribution” on page 47 for more information on this topic.

Our common stock is traded on the OTC Bulletin Board under the symbol “DUNR.” On February 23, 2012, the closing price of our common stock on the bulletin board was $3.50.

Investing in our common stock being offered for resale under this prospectus involves a high degree of risk. See “Risk Factors” beginning on page 5 before you make an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the securities in any circumstances under which the offer or solicitation is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus or of any sale of the common stock being registered in that registration statement of which this prospectus forms a part.

The date of this prospectus is                     , 2012

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, the selling stockholder may sell the securities described in this prospectus in one or more offerings. This prospectus does not contain all of the information included in the registration statement. The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus. You should carefully read this prospectus and any prospectus supplement, the related exhibits filed with the SEC, together with the additional information described below under the headings “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making offers to sell or seeking offers to buy any of the securities covered by this prospectus in any state where the offer is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this document. Our business, financial condition, results of operations and prospects may have changed since this date.

Under no circumstances should the delivery to you of this prospectus or any offer or sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to “Dune,” the “Company,” the “Registrant,” “we,” “us,” and “our” mean Dune Energy, Inc. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933, as amended, which we refer to as the Securities Act, that registers the resale by the selling stockholders of the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

We file annual, quarterly, and other reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. You may read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public through the SEC’s website at http://www.sec.gov. General information about us, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at http://www.duneenergy.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of this prospectus.

ii

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The Company desires to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. This prospectus contains a number of forward-looking statements that reflect management’s current views and expectations with respect to our business, strategies, future results and events and financial performance. All statements made in this prospectus other than statements of historical fact, including statements that address operating performance, events or developments that management expects or anticipates will or may occur in the future, including statements related to revenues, cash flow, profitability, adequacy of funds from operations, statements expressing general optimism about future operating results and non-historical information, are forward looking statements. In particular, the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “may,” “will,” variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that the statement is not forward-looking. These forward-looking statements are subject to certain risks and uncertainties, including those discussed under “Risk Factors” and elsewhere in this prospectus. Our actual results, performance or achievements could differ materially from historical results as well as those expressed in, anticipated or implied by these forward-looking statements.

Readers should not place undue reliance on these forward-looking statements, which are based on management’s current expectations and projections about future events, are not guarantees of future performance, are subject to risks, uncertainties and assumptions (including, without limitation, those described herein) and apply only as of the date of this prospectus. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below in “Risk Factors” as well as those discussed elsewhere in this prospectus, and the risks discussed in our press releases and other communications to stockholders issued by us from time to time which attempt to advise interested parties of the risks and factors that may affect our business. Except as may be required under the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including without limitation the “Risk Factors” section of this prospectus and our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” for more information.

Our Company

Dune Energy, Inc., a Delaware corporation, is an independent energy company based in Houston, Texas. We were formed in 1998 and since May of 2004, we have been engaged in the exploration, development, acquisition and exploitation of crude oil and natural gas properties, with interests along the Louisiana/Texas Gulf Coast. Our properties cover over 85,000 gross acres across 22 producing oil and natural gas fields.

Our total proved reserves as of December 31, 2010 were 82.7 Bcfe, consisting of 48.6 Bcf of natural gas and 5.7 Mmbbls of oil. The PV-10 of our proved reserves at December 31, 2010 was $214.5 million based on the average of the beginning of each month prices for 2010 of $76.05/bbl and $4.38/mcf. During 2010, we sold 12.8 Bcfe and produced 7.8 Bcfe. In addition, we experienced a net downward revision of (2.2) Bcfe.

Our Business Strategy

We intend to use our competitive strengths to increase reserves, production and cash flow in order to maximize value for stockholders. The following are key elements of this strategy:

Grow Through Exploitation, Development and Exploration of Our Properties. Our primary focus will continue to be the development and exploration efforts in our Gulf Coast properties. We believe that our properties and acreage position will allow us to grow organically through low risk drilling in the near term, as this property set continues to present attractive opportunities to expand our reserve base through workovers and recompletions, field extensions, delineating deeper formations within existing fields and higher risk/higher reward exploratory drilling. In addition, we will constantly review, rationalize and “high-grade” our properties in order to optimize our existing asset base.

Actively Manage the Risks and Rewards of Our Drilling Program. Our strategy is to increase our oil and natural gas reserves and production while keeping our finding and development costs and operating costs (on a per Mcf equivalent (Mcfe) basis) competitive with our industry peers. We will implement this strategy through drilling exploratory and development wells from our inventory of available prospects that we have evaluated for geologic and mechanical risk and future reserve or resource potential. Our drilling program will contain some higher risk/higher reserve potential opportunities as well as some lower risk/lower reserve potential opportunities in order to achieve a balanced program of reserve and production growth.

Maintain and Utilize State of the Art Technological Expertise. We expect to maintain and utilize our technical and operations teams’ knowledge of salt-dome structures and multiple stacked producing zones common in the Gulf Coast to enhance our growth prospects and reserve potential. We employ technical advancements, including 3-D seismic data and Pre-Stack depth and Reverse-Time migration to identify and exploit new opportunities in our asset base. We also employ the latest directional drilling and completion technology in our wells to enhance recoverability and accelerate cash flows.

Pursue Opportunistic Acquisitions of Underdeveloped Properties. We continually review opportunities to acquire producing properties, leasehold acreage and drilling prospects that are in core operating areas and require a minimum of initial upfront capital. We are also seeking to acquire operational control of properties that we believe have a solid proved reserves base coupled with significant exploitation and exploration potential. Nevertheless, while we will continue to evaluate acquisition opportunities that we believe will further enhance our operations and reserves in a cost effective manner, our principal efforts will be on exploiting our existing asset base.

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including all of the risks discussed in the section entitled “Risk Factors,” beginning on page 5 of this prospectus, before investing in our common stock. Risks relating to our business include, among others:

•	We have had operating losses and limited revenues to date.

•	We have substantial capital requirements that, if not met, may hinder operations.

•	Recent economic conditions in the credit market may adversely affect our financial condition.

•	Natural gas and oil prices are highly volatile, and lower prices will negatively affect our financial results.

•	Drilling for natural gas and oil is a speculative activity and involves numerous risks and substantial and uncertain costs that could adversely affect us.

•	We depend on successful exploration, development and acquisitions to maintain reserves and revenue in the future.

•

Our estimated reserves are based on many assumptions that may prove inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

•	A substantial percentage of our proved reserves consist of undeveloped reserves.

•	Seismic studies do not guarantee that hydrocarbons are present or, if present, will produce in economic quantities.

•	We may experience difficulty in achieving and managing future growth.

•	Our business may suffer if we lose key personnel.

•	We face strong competition from other natural gas and oil companies.

•	We may not be able to keep pace with technological developments in our industry.

•	Governmental regulation and liability for environmental matters may adversely affect our business, financial condition and results of operations.

Recent Developments

Corporate Restructuring

On December 22, 2011 we consummated a corporate restructuring which resulted in the exchange of approximately 99.0% of our Senior Secured Notes due 2012 for (i) shares of common stock that in the aggregate constitute approximately 97.0% of our common stock on a post-restructuring basis and (ii) approximately $49.5 million aggregate principal amount of our Floating Rate Senior Secured Notes due 2016 (the “New Notes”). In connection with our restructuring, on December 22, 2011, all outstanding shares of our 10% Senior Redeemable Convertible Preferred Stock mandatorily converted into (i) an aggregate cash payment of approximately $4 million and (ii) shares of common stock that in the aggregate constitute approximately 1.6% of our common stock on a post restructuring basis. Following the issuance of all shares of common stock issued in connection with our corporate restructuring, effective December 22, 2011, we effected a 1-for-100 reverse split of our common stock, such that holders received one share of common stock for each 100 shares previously owned.

Amended and Restated Credit Agreement

In connection with our corporate restructuring, on December 22, 2011, we entered into the Amended and Restated Credit Agreement (the “New Credit Agreement”) among the Company, as borrower, Bank of Montreal, as administrative agent, CIT Capital Securities, as syndication agent, and the lenders party thereto (the “Lenders”). The New Credit Agreement will mature on December 22, 2015. The Lenders have committed to provide up to $200 million of loans and up to $10 million of letters of credit, provided that the sum of the outstanding loans and the face amount of the outstanding letters of credit cannot exceed $200 million at any time and further provided that the availability of loans under the New Credit Agreement will be limited by a borrowing base (initially set at $63 million) as in effect from time to time, which is determined by the Lenders in their discretion based upon their evaluation of the Company’s oil and gas properties. The principal balance of the loans may be prepaid at any time, in whole or in part, without premium or penalty, except for losses incurred by the Lenders as a consequence of such prepayment. Amounts repaid under the New Credit Agreement may be reborrowed.

The Company must use the letters of credit and the proceeds of the loans only for funding the cash portion of the Company’s restructuring effected on December 22, 2011, for the acquisition and development of oil and natural gas properties, and for general corporate purposes. The Company’s obligations under the New Credit Agreement are guaranteed by its domestic subsidiaries. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Subsequent Events—Amended and Restated Credit Facility”

Floating Rate Senior Secured Notes

As part of our corporate restructuring, on December 22, 2011, the Company issued approximately $50 million aggregate principal amount of the New Notes pursuant to an indenture, dated December 22, 2011 (the “New Notes Indenture”), by and among the Company, the guarantors named therein and U.S. Bank National Association, as trustee and collateral agent. The New Notes will mature on December 15, 2016. The Company did not receive any proceeds from the issuance of the New Notes. Please read Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Subsequent Events—Floating Rate Senior Secured Notes.”

General Corporate Information

Our principal offices are located at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77022. We can be reached by phone at 713-229-6300 and our website address is www.duneenergy.com. Information on our website is not part of this prospectus.

THE OFFERING

The following is a summary of the shares being offered by the selling stockholders:

Common stock offered by selling stockholders	24,579,997 shares

Common stock outstanding prior to the Offering	38,579,630 shares

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholders.

Offering price	The selling stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices.

RISK FACTORS

An investment in our common stock is subject to numerous risks, including those listed below and described elsewhere in this prospectus. You should carefully consider these risks, along with the information provided elsewhere in this prospectus before investing in the common stock. You could lose all or part of your investment in the common stock.

We have had operating losses and limited revenues to date.

We have operated at a loss each year since inception. Net losses applicable to common shareholders for the year ended December 31, 2010 and the nine months ended September 30, 2011 were $(101.9) million and $(47.7) million, respectively. Our revenues for the fiscal year ended December 31, 2010 and the nine months ended September 30, 2011 were $64.2 million and $48.4 million, respectively. We may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in connection with our natural gas and oil exploration and development activities. As a result, we may continue to experience negative cash flow for at least the foreseeable future and cannot predict when, or even if, we might become profitable.

Our New Credit Agreement imposes significant operating and financial restrictions on us that may prevent us from pursuing certain business opportunities and restrict our ability to operate our business.

Our New Credit Agreement contains covenants that restrict our ability and the ability of certain of our subsidiaries to take various actions, such as:

•	have a leverage ratio of greater than 4.0 to 1.0;

•	have a current ratio of less than 1.0 to 1.0;

•	incur additional debt;

•	incur additional liens;

•	make distributions or other restricted payments;

•	make investments;

•	change its business;

•	enter into leases;

•	use the proceeds of loans other than as permitted by the New Credit Agreement;

•	take actions under employee benefit plans;

•	sell receivables;

•	merge or consolidate or sell, transfer, lease or otherwise dispose of its assets;

•	sell properties and terminate hedges in excess of 5% of the borrowing base then in effect;

•	enter into transactions with affiliates of the Company;

•	organize subsidiaries;

•	agree to limit its ability to grant liens or pay dividends;

•	incur gas imbalances or make prepayments;

•	enter into hedge agreements in excess of agreed limits;

•	modify its organizational documents; and

•	engage in certain types of hydrocarbon marketing activities.

The New Credit Agreement also contains other customary covenants that, subject to certain exceptions, include, among other things: maintenance of existence; maintenance of insurance; compliance with laws; delivery of certain information; maintenance of properties; keeping of books and records; preservation of organizational existence; and further assurances requirements.

The restrictions contained in the New Credit Agreement could:

•	limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

•	adversely affect our ability to finance our operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in our interest.

We have substantial capital requirements that, if not met, may hinder operations.

We have and expect to continue to have substantial capital needs as a result of our active exploration, development, and acquisition programs. We expect that additional external financing will be required in the future to fund our growth. We may not be able to obtain additional financing, and financing under our new credit facility may not be available in the future. Without additional capital resources, we may be forced to limit or defer our planned natural gas and oil exploration and development program and this will adversely affect the recoverability and ultimate value of our natural gas and oil properties, in turn negatively affecting our business, financial condition, and results of operations.

Recent economic conditions in the credit market may adversely affect our financial condition.

The disruption experienced in U.S. and global credit markets since the latter half of 2008 has resulted in instability in demand for oil and natural gas, resulting in varying in energy prices, and has affected the availability and cost of capital. In addition, capital and credit markets have experienced unprecedented volatility and disruption and continue to be unpredictable. Given the current levels of market volatility and disruption, the availability of funds from those markets has diminished substantially. Prolonged negative changes in domestic and global economic conditions or disruptions of either or both of the financial and credit markets may have a material adverse effect on our results from operations, financial condition and liquidity. At this time, it is unclear whether and to what extent the actions taken by the U.S. government will mitigate the effects of the financial market turmoil. The impact of the current difficult conditions on our ability to obtain, and the cost and terms of, any financing in the future is equally unclear. Any inability to obtain adequate financing under our new credit facility or to fund on acceptable terms could deter or prevent us from meeting our future capital needs to finance our development program, adversely affect the satisfaction or replacement of our debt obligations and result in a deterioration of our financial condition.

Natural gas and oil prices are highly volatile, and lower prices will negatively affect our financial results.

Our revenue, profitability, cash flow, oil and natural gas reserves value, future growth, and ability to borrow funds or obtain additional capital, as well as the carrying value of our properties, are substantially dependent on prevailing prices of natural gas and oil. Historically, the markets for natural gas and oil have been volatile, and those markets are likely to continue to be volatile in the future. It is impossible to predict future natural gas and oil price movements with certainty. Prices for natural gas and oil are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty, and a variety of additional factors beyond our control. These factors include, but are not limited to:

•	the level of consumer product demand;

•	the domestic and foreign supply of oil and natural gas;

•	overall economic conditions;

•	weather conditions;

•	domestic and foreign governmental regulations and taxes;

•	the price and availability of alternative fuels;

•	political conditions in or affecting oil and natural gas producing regions;

•	the level and price of foreign imports of oil and liquefied natural gas; and

•	the ability of the members of the Organization of Petroleum Exporting Countries and other state controlled oil companies to agree upon and maintain oil price and production controls.

Declines in natural gas and oil prices may materially adversely affect our financial condition, liquidity, and ability to finance planned capital expenditures and results of operations and may reduce the amount of oil and natural gas that we can produce economically.

Drilling for natural gas and oil is a speculative activity and involves numerous risks and substantial and uncertain costs that could adversely affect us.

Our success will be largely dependent upon the success of our drilling program. Our prospects are in various stages of evaluation, ranging from prospects that are ready to drill to prospects that will require substantial additional seismic data processing and interpretation and other types of technical evaluation. There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercial quantities. We cannot assure you that the analogies we draw from available data from other wells, more fully explored prospects or producing fields will be applicable to our drilling prospects. Drilling for natural gas and oil involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be discovered. The cost of drilling, completing, and operating wells is substantial and uncertain, and drilling operations may be curtailed, delayed, or canceled as a result of a variety of factors beyond our control, including:

•	unexpected or adverse drilling conditions;

•	elevated pressure or irregularities in geologic formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with governmental requirements; and

•	shortages or delays in the availability of drilling rigs, crews, and equipment.

Even if drilled, our completed wells may not produce reserves of natural gas or oil that are economically viable or that meet our earlier estimates of economically recoverable reserves. A productive well may become uneconomic if water or other deleterious substances are encountered, which impair or prevent the production of oil and/or natural gas from the well. Our overall drilling success rate or our drilling success rate for activity within a particular project area may decline. Unsuccessful drilling activities could result in a significant decline in our production and revenues and materially harm our operations and financial condition by reducing our available cash and resources. Because of the risks and uncertainties of our business, our future performance in exploration and drilling may not be comparable to our historical performance.

We depend on successful exploration, development and acquisitions to maintain reserves and revenue in the future.

In general, the volume of production from natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent that we conduct successful exploration and development activities or acquire properties containing proved reserves, or both, our proved reserves will decline as reserves are produced. Our future natural gas and oil production is, therefore, highly dependent on our level of success in finding or acquiring additional reserves. Additionally, the business of exploring for, developing, or acquiring reserves is capital intensive. Recovery in our reserves, particularly undeveloped reserves, will require significant additional capital expenditures and successful drilling operations. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired. In addition, we are dependent on finding partners for our exploratory activity. To the extent that others in the industry do not have the financial resources or choose not to participate in our exploration activities, we will be adversely affected.

Our estimated reserves are based on many assumptions that may prove inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

No one can measure underground accumulations of oil and natural gas in an exact way. Oil and natural gas reserve engineering requires subjective estimates of underground accumulations of oil and natural gas and assumptions concerning future oil and natural gas prices, production levels, and operating and development costs. As a result, estimated quantities of proved reserves and projections of future production rates and the timing of development expenditures may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves which could adversely affect our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.

Further, the present value of future net cash flows from our proved reserves may not be the current market value of our estimated natural gas and oil reserves. In accordance with SEC requirements, we base the estimated discounted future net cash flows from our proved reserves on the 12-month average oil and gas index prices, calculated as the un-weighted arithmetic average for the first-day-of-the-month price for each month and costs in effect on the date of the estimate, holding the prices and costs constant throughout the life of the properties.] Actual future prices and costs may differ materially from those used in the net present value estimate, and future net present value estimates using then current prices and costs may be significantly less than the current estimate. In addition, the 10% discount factor we use when calculating discounted future net cash flows for reporting requirements in compliance with the FASB in Accounting Standards Codification (“ASC”) 932 may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the natural gas and oil industry in general.

A substantial percentage of our proved reserves consist of undeveloped reserves.

As of the end of our 2010 fiscal year, approximately 34% of our proved reserves were classified as proved undeveloped reserves. These reserves may not ultimately be developed or produced. As a result, we may not find commercially viable quantities of oil and natural gas, which in turn may have a material adverse effect on our results of operations.

Seismic studies do not guarantee that hydrocarbons are present or, if present, will produce in economic quantities.

We rely on seismic studies to assist us with assessing prospective drilling opportunities on our properties, as well as on properties that we may acquire. Such seismic studies are merely an interpretive tool and do not necessarily guarantee that hydrocarbons are present or if present will produce in economic quantities.

We may experience difficulty in achieving and managing future growth.

Future growth may place strains on our resources and cause us to rely more on project partners and independent contractors, possibly negatively affecting our financial condition and results of operations. Our ability to grow will depend on a number of factors, including, but not limited to:

•	our ability to obtain leases or options on properties for which we have 3-D seismic data;

•	our ability to acquire additional 3-D seismic data;

•	our ability to identify and acquire new exploratory prospects;

•	our ability to develop existing prospects;

•	our ability to continue to retain and attract skilled personnel;

•	our ability to maintain or enter into new relationships with project partners and independent contractors;

•	the results of our drilling program;

•	hydrocarbon prices; and

•	our access to capital.

We may not be successful in upgrading our technical, operations, and administrative resources or in increasing our ability to internally provide certain of the services currently provided by outside sources, and we may not be able to maintain or enter into new relationships with project partners and independent contractors. Our inability to achieve or manage growth may adversely affect our financial condition and results of operations.

Our business may suffer if we lose key personnel.

We depend to a large extent on the services of certain key management personnel, including James A. Watt, our President and Chief Executive Officer, Frank T. Smith, Jr., our Senior Vice President and Chief Financial Officer and our other executive officers and key employees. These individuals have extensive experience and expertise in evaluating and analyzing producing oil and natural gas properties and drilling prospects, maximizing production from oil and natural gas properties, marketing oil and natural gas production and developing and executing financing and hedging strategies. The loss of any of these individuals could have a material adverse effect on our operations. We do not maintain key-man life insurance with respect to any of our employees. Our success will be dependent on our ability to continue to employ and retain skilled technical personnel. The loss of either Mr. Watt or Mr. Smith could have an adverse effect on our business, financial condition, and results of operations.

We face strong competition from other natural gas and oil companies.

We encounter competition from other natural gas and oil companies in all areas of our operations, including the acquisition of exploratory prospects and proved properties. Our competitors include major integrated natural gas and oil companies and numerous independent natural gas and oil companies, individuals, and drilling and income programs. Many of our competitors are large, well-established companies that have been engaged in the natural gas and oil business much longer than we have and possess substantially larger operating staffs and greater capital resources than we do. These companies may be able to pay more for exploratory projects and productive natural gas and oil properties and may be able to define, evaluate, bid for, and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may be able to expend greater resources on the existing and changing technologies that we believe are and will be increasingly important to attaining success in the industry. We may not be able to conduct our operations, evaluate, and select suitable properties and consummate transactions successfully in this highly competitive environment.

We may not be able to keep pace with technological developments in our industry.

The natural gas and oil industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As others use or develop new technologies, we may be placed at a competitive disadvantage or competitive pressures may force us to implement those new technologies at substantial costs. In addition, other natural gas and oil companies may have greater financial, technical, and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We may not be able to respond to these competitive pressures and implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies we use now or in the future were to become obsolete or if we are unable to use the most advanced commercially available technology, our business, financial condition, and results of operations could be materially adversely affected.

Governmental regulation and liability for environmental matters may adversely affect our business, financial condition and results of operations.

Natural gas and oil operations are subject to various federal, state, and local government regulations that may change from time to time. Matters subject to regulation include discharge permits for drilling operations, plug and abandonment bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties, and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of natural gas and oil wells below actual production capacity in order to conserve supplies of natural gas and oil. Other federal, state, and local laws and regulations relating primarily to the protection of human health and the environment apply to the development, production, handling, storage, transportation, and disposal of natural gas and oil, by-products thereof, and other substances and materials produced or used in connection with natural gas and oil operations. In addition, we may be liable for environmental damages caused by previous owners of property we purchase or lease. Some environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances such as oil and natural gas related products. As a result, we may incur substantial liabilities to third parities or governmental entities and may be required to incur substantial remediation costs. We also are subject to changing and extensive tax laws, the effects of which cannot be predicted. Compliance with existing, new, or modified laws and regulations could have a material adverse effect on our business, financial condition, and results of operations.

Certain federal income tax deductions currently available with respect to oil and natural gas drilling and development may be eliminated as a result of future legislation.

President Obama’s Proposed Fiscal Year 2012 Budget includes proposals that would, if enacted into law, make significant changes to United States tax laws, including the elimination of certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies. These changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for certain domestic production activities, and (iv) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective. The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could increase our tax liability and negatively impact our financial results.

We may not have enough insurance to cover all of the risks we face and operators of prospects in which we participate may not maintain or may fail to obtain adequate insurance.

In accordance with customary industry practices, we maintain insurance coverage against some, but not all, potential losses in order to protect against the risks we face. We do not carry business interruption insurance. We may elect not to carry insurance if our management believes that the cost of available insurance is excessive relative to the risks presented. In addition, we cannot insure fully against pollution and environmental risks. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations. The impact of hurricanes in the areas where we operate has resulted in escalating insurance costs and less favorable coverage terms.

Oil and natural gas operations are subject to particular hazards incident to the drilling and production of oil and natural gas, such as blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires and pollution and other environmental risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operation. We do not operate all of the properties in which we have an interest. In the projects in which we own a non-operating interest directly, the operator for the prospect maintains insurance of various types to cover our operations with policy limits and retention liability customary in the industry. We believe the coverage and types of insurance are adequate. The occurrence of a significant adverse event that is not fully covered by insurance could result in the loss of our total investment in a particular prospect which could have a material adverse effect on our financial condition and results of operations.

The financial condition of our operators could negatively impact our ability to collect revenues from operations.

We operate the majority of the properties in which we have working interests. In the event that an operator of our remaining properties experiences financial difficulties, this may negatively impact our ability to receive payments for our share of net production to which we are entitled under our contractual arrangements with such operator. While we seek to minimize such risk by structuring our contractual arrangements to provide for production payments to be made directly to us by first purchasers of the hydrocarbons, there can be no assurances that we can do so in all situations covering our non-operated properties.

We may hedge the price risks associated with our production. Our hedge transactions may result in our making cash payments or prevent us from benefiting to the fullest extent possible from increases in prices for natural gas and oil.

Because natural gas and oil prices are unstable, we may enter into price-risk-management transactions such as swaps, collars, futures, and options to reduce our exposure to price declines associated with a portion of our natural gas and oil production and thereby to achieve a more predictable cash flow. The use of these arrangements will limit our ability to benefit from increases in the prices of natural gas and oil. Our hedging arrangements may apply to only a portion of our production, thereby providing only partial protection against declines in natural gas and oil prices. These arrangements could expose us to the risk of financial loss in certain circumstances, including instances in which production is less than expected, our customers fail to purchase contracted quantities of natural gas and oil, or a sudden, unexpected event materially impacts natural gas or oil prices.

If oil and natural gas prices decrease, we may be required to take write-downs of the carrying values of our oil and natural gas properties.

Certain accounting rules may require us to write down the carrying value of our properties when oil and natural gas prices decrease or when we have substantial downward adjustments of our estimated proved reserves, increases in our estimates of development costs or deterioration in our exploration results. Once incurred, a write-down of our oil and natural gas properties is not reversible at a later date. Any write-down would constitute a non-cash charge to earnings and could have a material adverse effect on our results of operations for the periods in which such charges are taken.

Our producing properties are located in regions which make us vulnerable to risks associated with operating in one major contiguous geographic area, including the risk of damage or business interruptions from hurricanes.

Our properties are located onshore and in state waters along the Texas and Louisiana Gulf Coast region of the United States. As a result of this geographic concentration, we are disproportionately affected by any delays or interruptions in production or transportation in these areas caused by governmental regulation, transportation capacity constraints, natural disasters, regional price fluctuations or other factors. This is particularly true of our inland water drilling and offshore operations, which are susceptible to hurricanes and other tropical weather disturbances. Such disturbances have in the past and will in the future have any or all of the following adverse effects on our business:

•	interruptions to our operations as we suspend production in advance of an approaching storm;

•	damage to our facilities and equipment, including damage that disrupts or delays our production;

•	disruption to the transportation systems we rely upon to deliver our products to our customers; and

•	damage to or disruption of our customers’ facilities that prevents us from taking delivery of our products.

Our identified drilling locations are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

Our management has specifically identified and scheduled drilling locations as an estimation of our future multi-year drilling activities on our existing acreage. These scheduled drilling locations represent a significant component of our growth strategy. Our ability to drill and develop these locations depends on a number of uncertainties, including oil and natural gas prices, the availability of capital, costs, drilling results, regulatory approvals and other factors. Because of these uncertainties, we do not know if the potential drilling locations we have identified will ever be drilled or if we will be able to produce oil or natural gas from these or any other potential drilling locations. As such, our actual drilling activities may materially differ from those presently identified, which could adversely affect our business.

Market conditions or operational impediments may hinder our access to oil and natural gas markets or delay our production.

Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of our reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of transport vessels, gathering systems, pipelines and processing facilities owned and operated by third parties under interruptible or short-term transportation agreements. Under the interruptible transportation agreements, the transportation of our natural gas may be interrupted due to capacity constraints on the applicable system, for maintenance or repair of the system, or for other reasons as dictated by the particular agreements. Our failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut in wells due to lack of a market or the inadequacy or unavailability of natural gas pipeline or gathering system capacity. If that were to occur, we would be unable to realize revenue from those wells unless and until we made arrangements for delivery of their production to market.

Terrorist attacks aimed at our energy operations could adversely affect our business.

The continued threat of terrorism and the impact of military and other government action have led and may lead to further increased volatility in prices for oil and natural gas and could affect these commodity markets or the financial markets used by us. In addition, the U.S. government has issued warnings that energy assets may be a future target of terrorist organizations. These developments have subjected our oil and natural gas operations to increased risks. Any future terrorist attack on our facilities, those of our customers, the infrastructure we depend on for transportation of our products, and, in some cases, those of other energy companies, could have a material adverse effect on our business.

The market price of our common stock may be volatile.

The trading price of our common stock and the price at which we may sell common stock in the future are subject to large fluctuations in response to any of the following:

•	limited trading volume in our common stock;

•	quarterly variations in operating results;

•	our involvement in litigation;

•	general financial market conditions;

•	the prices of natural gas and oil;

•	announcements by us and our competitors;

•	our liquidity;

•	our ability to raise additional funds;

•	changes in government regulations; and

•	other events.

We do not intend to pay dividends on our common stock and our ability to pay dividends on our common stock is restricted.

We have not historically paid a dividend on our common stock, cash or otherwise, and do not intend to in the foreseeable future. We are currently restricted from paying dividends on common stock by the indenture governing our New Notes and by our New Credit Agreement. Any future dividends also may be restricted by our then-existing debt agreements.

Provisions of Delaware law and our charter and bylaws may delay or prevent transactions that would benefit stockholders.

Our certificate of incorporation and bylaws and the Delaware General Corporation Law contain provisions that may have the effect of delaying, deferring or preventing a change of control of the company. These provisions, among other things, authorize the Board of Directors to set the terms of preferred stock.

Because of these provisions, persons considering unsolicited tender offers or other unilateral takeover proposals may be more likely to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. As a result, these provisions may make it more difficult for our stockholders to benefit from transactions that are opposed by an incumbent board of directors.

Substantial sales of our common stock could adversely affect our stock price.

Sales of a substantial number of shares of common stock after the date of this prospectus, or the perception that such sales could occur, could adversely affect the market price of our common stock by introducing a large number of sellers to the market. Such sales could cause the market price of our common stock to decline.

By causing a large number of shares of common stock to be sold in the public market, the selling stockholders named herein and other holders of our common stock could cause the market price of our common stock to decline. We cannot predict whether future sales of our common stock, or the availability of our common stock for sale, will adversely affect the market price for our common stock or our ability to raise capital by offering equity securities.

We may issue shares of preferred stock that could adversely affect holders of shares of our common stock.

Our board of directors is authorized to issue additional classes or series of shares of preferred stock without any action on the part of our stockholders, subject to the limitations of our certificate of incorporation. Our board of directors also has the power, without stockholder approval and subject to the terms of our certificate of incorporation, to set the terms of any such classes or series of shares of preferred stock that may be issued, including voting rights, dividend rights, conversion features, preferences over shares of our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue shares of preferred stock in the future that have a preference over shares of our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue shares of preferred stock with voting rights that dilute the voting power of shares of our common stock, the rights of holders of shares of our common stock or the trading price of shares of our common stock could be adversely affected.

BUSINESS AND PROPERTIES

Overview

Dune Energy, Inc., a Delaware corporation, is an independent energy company based in Houston, Texas. We were formed in 1998 and since May of 2004, we have been engaged in the exploration, development, acquisition and exploitation of crude oil and natural gas properties, with interests along the Louisiana/Texas Gulf Coast. Our properties cover over 85,000 gross acres across 22 producing oil and natural gas fields.

Our total proved reserves as of December 31, 2010 were 82.7 Bcfe, consisting of 48.6 Bcf of natural gas and 5.7 Mmbbls of oil. The PV-10 of our proved reserves at December 31, 2010 was $214.5 million based on the average of the beginning of each month prices for 2010 of $76.05/bbl and $4.38/mcf. During 2010, we sold 12.8 Bcfe and produced 7.8 Bcfe. In addition, we experienced a net downward revision of (2.2) Bcfe.

Our Business Strategy

We intend to use our competitive strengths to increase reserves, production and cash flow in order to maximize value for stockholders. The following are key elements of this strategy:

Grow Through Exploitation, Development and Exploration of Our Properties. Our primary focus will continue to be the development and exploration efforts in our Gulf Coast properties. We believe that our properties and acreage position will allow us to grow organically through low risk drilling in the near term, as this property set continues to present attractive opportunities to expand our reserve base through workovers and recompletions, field extensions, delineating deeper formations within existing fields and higher risk/higher reward exploratory drilling. In addition, we will constantly review, rationalize and “high-grade” our properties in order to optimize our existing asset base.

Actively Manage the Risks and Rewards of Our Drilling Program. Our strategy is to increase our oil and natural gas reserves and production while keeping our finding and development costs and operating costs (on a per Mcfe basis) competitive with our industry peers. We will implement this strategy through drilling exploratory and development wells from our inventory of available prospects that we have evaluated for geologic and mechanical risk and future reserve or resource potential. Our drilling program will contain some higher risk/higher reserve potential opportunities as well as some lower risk/lower reserve potential opportunities in order to achieve a balanced program of reserve and production growth.

Maintain and Utilize State of the Art Technological Expertise. We expect to maintain and utilize our technical and operations teams’ knowledge of salt-dome structures and multiple stacked producing zones common in the Gulf Coast to enhance our growth prospects and reserve potential. We employ technical advancements, including 3-D seismic data and Pre-Stack depth and Reverse-Time migration to identify and exploit new opportunities in our asset base. We also employ the latest directional drilling and completion technology in our wells to enhance recoverability and accelerate cash flows.

Pursue Opportunistic Acquisitions of Underdeveloped Properties. We continually review opportunities to acquire producing properties, leasehold acreage and drilling prospects that are in core operating areas and require a minimum of initial upfront capital. We are also seeking to acquire operational control of properties that we believe have a solid proved reserves base coupled with significant exploitation and exploration potential. Nevertheless, while we will continue to evaluate acquisition opportunities that we believe will further enhance our operations and reserves in a cost effective manner, our principal efforts will be on exploiting our existing asset base.

Offices

Our headquarters are located at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002. Our telephone number is (713) 229-6300.

Core Areas of Operation and Certain Key Properties

As of December 31, 2010, our proved oil and gas reserves were concentrated in 22 producing fields along the Texas and Louisiana Gulf Coast. The fields tend to have stacked multiple producing horizons with production typically between 4,000 and 13,000 feet. Some of the fields have numerous available wellbores capable of providing workover and recompletion opportunities. Additionally, new 3-D seismic data allows definition of numerous updip proved undeveloped locations throughout the fields. The characteristics of these fields allow the Company to record significant proved behind pipe and proved undeveloped reserves in the annual year-end reserve report. At year end 2010, our proved developed producing (PDP) reserves of 29.7 Bcfe were 36% of our total oil and natural gas reserves, the proved developed non-producing (PDNP) of 24.7 Bcfe were 30% of the total oil and natural gas reserves and the proved undeveloped (PUD) of 28.3 Bcfe were 34% of the total proved reserves.

Three of our fields, Garden Island Bay, Leeville and Bateman Lake have large acreage positions surrounding piercement salt domes. These fields account for 39% of our total proved oil and gas reserves. We maintain an active workover and recompletion program in each of these fields and have drilled several development wells in the fields since we acquired them. These workovers, recompletions and development wells are designed to maintain or enhance the production rates in each of the fields. Most of these fields have had minimal drilling below 15,000 feet or below the salt layers which provides significant exploratory upside for the Company. 3-D seismic technology and directional drilling techniques developed in the offshore shelf and deep water environments provide the Company with several high reserve potential opportunities to drill in 2011 and beyond.

At the Leeville and Bateman Lake fields, we have formed and maintained private company partnerships to drill new wells in which Dune can elect to participate at varied working interests or carry for the full cost of the well while maintaining an overriding royalty in the resultant production. The deeper potential at Leeville is relatively unexplored and we intend to develop partnerships to explore this potential in the next year or two.

The Chocolate Bayou, Comite, North Broussard and Live Oak fields comprise our next four largest properties and consist of 38% of our total reserves. These assets are typically characterized as having fewer wellbores than the salt dome fields but present numerous opportunities for new fault blocks containing unproved reserves that have been identified with new 3-D seismic data. As of December 31, 2010, approximately 52% of our PUDs requiring new wellbores are contained in these fields.

The remaining 15 fields contain approximately 23% of our total proved oil and gas reserves and are characterized by occasional new drilling wells and workovers, but typically do not have the upside opportunities demonstrated in the other fields.

Natural Gas and Oil Reserves

Due to the inherent uncertainties and the limited nature of reservoir data, proved reserves are subject to change as additional information becomes available. The estimates of reserves, future cash flows and present value are based on various assumptions, including those prescribed by the Securities and Exchange Commission (“SEC”), and are inherently imprecise. Although we believe these estimates are reasonable, actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from these estimates. Also, the use of a 10% discount factor for reporting purposes may not necessarily represent the most appropriate discount factor, given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject.

These calculations were prepared using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with SEC financial accounting and reporting standards. The estimated present value of proved reserves does not include indirect expenses such as general and administrative expenses, debt service, future income tax expense or depletion, depreciation, and amortization.

In accordance with applicable financial accounting and reporting standards of the SEC, the estimates of our proved reserves and the present value of proved reserves set forth herein are made using the average of oil and natural gas sales prices on the first day of each of the twelve months during 2010. Estimated quantities of proved reserves and their present value are affected by changes in oil and natural gas prices. The arithmetic average reference prices utilized for the purpose of estimating our proved reserves and the present value of proved reserves as of December 31, 2010 were $76.05 per barrel of oil and $4.38 per Mcf of natural gas.

The following table sets forth our estimated net total oil and natural gas reserves and the PV-10 value of such reserves as of December 31, 2010. The reserve data and the present value as of December 31, 2010 were prepared by DeGolyer and MacNaughton, independent petroleum engineers. For further information concerning our independent engineer’s estimates of our proved reserves as of December 31, 2010, see the reserve report filed as Exhibit 99.1 to the registration statement of which this prospectus forms a part. The PV-10 value is not intended to represent the current market value of the estimated oil and natural gas reserves owned by us. For further information concerning the present value of future net revenues from these reserves, see Note 12 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

	Oil	Natural Gas	Total	Undiscounted Future Net Revenue	Present value of Reserves Discounted at 10% (1)
	Mbbl	Mmcf	Mmcfe	$ (thousands)	$ (thousands)
Proved:
Developed Producing	2,406.0	15,298.0	29,734.0	96,100.5	68,404.4
Developed Nonproducing	1,309.1	16,835.5	24,690.1	102,634.7	47,921.2
Proved Undeveloped	1,976.5	16,419.8	28,278.8	144,733.6	98,204.0

Total Proved	5,691.6	48,553.3	82,702.9	343,468.8	214,529.6

Probable:
Developed Producing	62.5	644.5	1,019.5	7,319.8	6,746.1
Developed Nonproducing	65.9	1,496.8	1,892.2	7,173.9	3,653.7
Undeveloped	336.4	582.2	2,600.6	24,039.5	11,526.6

Total Probable	464.8	2,723.5	5,512.3	38,533.2	21,926.4

Possible:
Undeveloped	1.0	3,257.0	3,263.0	5,775.1	2,524.8

Total Possible	1.0	3,257.0	3,263.0	5,775.1	2,524.8

(1)	Management believes that the presentation of PV-10 may be considered a non-GAAP financial measure as defined in Item 10(e) of Regulation S-K. Therefore we have included a reconciliation of the measure to the most directly comparable GAAP financial measure (standardized measure of discounted future net cash flows in the table immediately below). Management believes that the presentation of PV-10 value provides useful information to investors because it is widely used by professional analysts and sophisticated investors in evaluating oil and natural gas companies. Because many factors that are unique to each individual company may impact the amount of future income taxes to be paid, the use of the pre-tax measure provides greater comparability when evaluating companies. It is relevant and useful to investors for evaluating the relative monetary significance of our natural gas and oil properties. Further, investors may utilize the measure as a basis for comparison of the relative size and value of our reserves to other companies. Management also uses this pre-tax measure when assessing the potential return on investment related to its oil and gas properties and in evaluating acquisition candidates. The PV-10 value is not a measure of financial or operating performance under GAAP, nor is it intended to represent the current market value of the estimated oil and natural gas reserves owned by us. PV-10 should not be considered in isolation or as a substitute for the standardized measure of discounted future net cash flows as defined under GAAP.

The table below provides a reconciliation of PV-10 to the standardized measure of discounted future net cash flows:

As of December 31, 2010
(dollars in thousands)
PV-10	$214,530
Future income taxes, discounted at 10%	—

Standardized income of discounted future net cash flows	$214,530

Oil and Natural Gas Volumes, Prices and Operating Expense

The following tables set forth certain information regarding the production volumes, revenue, average prices received and average production costs associated with our sale of oil and natural gas from continuing operations for the two years ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009
Net Production:
Oil (Bbl)	548,919	572,497
Natural Gas (Mcf)	3,793,486	4,351,260
Natural Gas Equivalent (Mcfe)	7,303,000	7,786,242
Oil and Natural Gas Sales (dollars in thousands):
Oil	$45,408	$33,294
Natural Gas	18,781	18,951

Total	$64,189	$52,245
Average Sales Price:
Oil ($ per Bbl)	$77.62	$58.21
Natural Gas ($ per Mcf)	4.95	4.36

Natural Gas Equivalent ($ per Mcfe)	$8.79	$6.71
Oil and Natural Gas Costs (dollars in thousands):
Lease operating expenses	$18,822	$19,064
Production taxes	2,767	4,073
Other operating expenses	4,024	5,290
Average production cost per Mcfe	$3.51	$3.65

Exploration, Development and Acquisition Capital Expenditures

The following table sets forth certain information regarding the gross costs incurred in the purchase of proved and unproved properties and in development and exploration activities.

	Year Ended December 31,
	2010	2009
	(in thousands)
Unproved prospects	$—	$477
Development costs	8,755	13,543
ARO costs	1,617	594

Total consolidated operations	10,372	14,614

Asset Retirement Obligations (non-cash)	$(5,010)	$1,256

Drilling Activity

The following table sets forth our drilling activity during the twelve month period ended December 31, 2010 and 2009 (excluding wells in progress at the end of the period). In the table, “gross” refers to the total number of wells in which we have a working interest and “net” refers to gross wells multiplied by our working interest therein.

	Year Ended December 31,
	2010		2009
	Gross	Net	Gross	Net
Development wells
Productive	1.0	0.2	1.0	0.5
Non-productive	1.0	1.0	—	—
Exploratory wells
Productive	1.0	0.5	1.0	0.8
Non-productive	0.2	0.2	—	—

Productive Wells

The following table sets forth the number of productive oil and natural gas wells in which we owned an interest as of December 31, 2010. Productive wells are wells that are capable of producing natural gas or oil in economic quantities.

	Company Operated		Non-Operated		Total
	Gross	Net	Gross	Net	Gross	Net
Oil	38	41	21	7	59	48
Natural gas	48	28	184	7	232	35

Total	86	69	205	14	291	83

Acreage Data

The following table summarizes our gross and net developed and undeveloped oil and natural gas acreage under lease as of December 31, 2010.

	Developed Acres		Undeveloped Acres
	Gross	Net	Gross	Net
Gulf Coast Properties (1)	84,925	57,569	1,484	404
Other (2)	—	—	19,513	5,047

Total	84,925	57,569	20,997	5,451

(1)	Undeveloped acreage includes acreage located in Bayou Couba, Los Mogotes and Pearsall fields.
(2)	Other includes Delaware Deep acreage in Sweetwater County, Wyoming.

As is customary in the oil and natural gas industry, we can generally retain our interest in undeveloped acreage by drilling activity that establishes commercial production sufficient to maintain the leases or by paying delay rentals during the remaining primary term of leases. The oil and natural gas leases in which we have an interest are for varying primary terms, and if production under a lease continues from our developed lease acreage beyond the primary term, we are entitled to hold the lease for as long as oil or natural gas is produced.

Our oil and natural gas properties consist primarily of oil and natural gas wells and our interests in leasehold acreage, both developed and undeveloped.

Major Customers

The Company sold oil and natural gas production representing more than 10% of its oil and natural gas revenues as follows:

2010:
Texon LP	68%
Upstream Energy Services	14%
Crosstex Gulf Coast Marketing LTD	10%

2009:
Texon LP	64%
Upstream Energy Services	15%

Because alternate purchasers of natural gas and oil are readily available, we believe that the loss of any of our purchasers would not have a material adverse effect on our financial results.

Competition

We encounter competition from other natural gas and oil companies in all areas of our operations, including the acquisition of exploratory prospects and proven properties. Many of our competitors are large, well-established companies that have been engaged in the natural gas and oil business for much longer than we have and possess substantially larger operating staffs and greater capital resources than we do. Our ability to explore for oil and natural gas reserves and to acquire additional properties in the future will be dependent upon our ability to conduct our operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. We believe that our technological expertise, our exploration, land, drilling and production capabilities and the experience of our management generally enable us to compete effectively.

Marketing

Our production is marketed to third parties consistent with industry practices. Typically, oil is sold at the wellhead at field-posted prices plus a bonus and natural gas is sold under contract at a negotiated price based upon factors normally considered in the industry, such as distance from the well to the pipeline, well pressure, estimated reserves, quality of natural gas and prevailing supply and demand conditions.

Our marketing objective is to receive the highest possible wellhead price for our product. We are aided by the presence of multiple outlets near our production in Texas and Louisiana onshore Gulf Coast area. We take an active role in determining the available pipeline alternatives for each property based on historical pricing, capacity, pressure, market relationships, seasonal variances and long-term viability.

Regulation of the Oil and Natural Gas Industry

Regulation of Transportation and Sale of Oil

Sales of crude oil, condensate and natural gas liquids are not currently regulated and are made at negotiated prices. Nevertheless, Congress could reenact price controls in the future.

Our sales of crude oil are affected by the availability, terms and cost of transportation. The transportation of oil in common carrier pipelines is also subject to rate regulation. The Federal Energy Regulatory Commission (“FERC”) regulates interstate oil pipeline transportation rates under the Interstate Commerce Act. Interstate oil pipeline rates are typically set based on a cost of service methodology (“Cost-Based Rates”); however, they may also be set based on the competitive market (“Market-Based Rates”) or by agreement between the pipeline and its shippers (“Settlement Rates”). Some oil pipeline rates may be increased pursuant to an index methodology, whereby the pipeline may increase its rates up to a ceiling set by reference to the Producer Price Index for

Finished Goods (unless the rate increase is shown to be substantially in excess of the actual cost increases incurred by the pipeline). Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. Insofar as effective interstate and intrastate rates are equally applicable to all comparable shippers, we believe that the regulation of oil transportation rates will not affect our operations in any way that is of material difference from those of our competitors.

Further, interstate and intrastate common carrier oil pipelines must provide service on a non-discriminatory basis. Under this open access standard, common carriers must offer service to all similarly situated shippers requesting service on the same terms and under the same rates. When oil pipelines operate at full capacity, access is governed by prorationing provisions set forth in the pipelines’ published tariffs. Accordingly, we believe that access to oil pipeline transportation services generally will be available to us to the same extent as to our competitors.

Regulation of Transportation and Sale of Natural Gas

Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and regulations issued under those Acts by the FERC. In the past, the federal government has regulated the prices at which natural gas could be sold. While sales by producers of natural gas can currently be made at uncontrolled market prices, Congress could reenact price controls in the future.

FERC regulates interstate natural gas transportation rates and service conditions, which affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas. Since 1985, the FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers. The interstate pipelines’ traditional role as wholesalers of natural gas has been eliminated and replaced by a structure under which pipelines provide transportation and storage service on an open access basis to others who buy and sell natural gas. Although the FERC’s orders do not directly regulate natural gas producers, they are intended to foster increased competition within all phases of the natural gas industry.

We cannot accurately predict whether the FERC’s actions will achieve the goal of increasing competition in markets in which our natural gas is sold. Additional proposals and proceedings that might affect the natural gas industry are pending before the FERC and the courts. The natural gas industry historically has been very heavily regulated. Therefore, we cannot provide any assurance that the less stringent regulatory approach recently established by the FERC will continue. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers.

Gathering service, which occurs upstream of jurisdictional transmission services, is regulated by the states on shore and in state waters. Although its policy is still in flux, FERC has reclassified certain jurisdictional transmission facilities as non-jurisdictional gathering facilities, which has the tendency to increase our costs of getting natural gas to point of sale locations.

Intrastate natural gas transportation is also subject to regulation by state regulatory agencies. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that the regulation of similarly situated intrastate natural gas transportation in any states in which we operate and ship natural gas on an intrastate basis will not affect our operations in any way that is of material difference from those of our competitors. Like the regulation of interstate transportation rates, the regulation of intrastate transportation rates affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas.

Regulation of Production

The production of oil and natural gas is subject to regulation under a wide range of local, state and federal statutes, rules, orders and regulations. Federal, state and local statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. All of the states in which we own and operate properties have regulations governing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum allowable rates of production from oil and natural gas wells, the regulation of well spacing, and plugging and abandonment of wells. The effect of these regulations is to limit the amount of oil and natural gas that we can produce from our wells and to limit the number of wells or the locations at which we can drill, although we can apply for exceptions to such regulations or to have reductions in well spacing. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and natural gas liquids within its jurisdiction.

The failure to comply with these rules and regulations can result in substantial penalties. Our competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect our operations.

Environmental Matters and Other Regulation

General

Our operations are subject to stringent and complex federal, state and local laws and regulations governing environmental protection as well as the discharge of materials into the environment. These laws and regulations may, among other things:

•	require the acquisition of various permits before drilling commences;

•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with oil and natural gas drilling and production activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; and

•	require remedial measures to mitigate pollution from former and ongoing operations, such as requirements to close pits and plug abandoned wells.

These laws and regulations may also restrict the rate of oil and natural gas production below the rate that would otherwise be possible. The regulatory burden on the oil and gas industry increases the cost of doing business in the industry and consequently affects profitability. Additionally, Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes that result in more stringent and costly waste handling, disposal and cleanup requirements for the oil and gas industry could have a significant impact on our operating costs.

The following is a summary of some of the existing laws, rules and regulations to which our business operations are subject.

Waste Handling

The Resource Conservation and Recovery Act, or RCRA, and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the federal Environmental Protection Agency, or EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters and most of the other wastes associated with the exploration, development and production of crude oil or natural gas are not currently regulated under RCRA or state hazardous waste provisions though our operations may produce waste that do not fall within this exemption. However, these oil and gas production wastes may be regulated as solid waste under state law or RCRA. It is possible that certain oil and natural gas exploration and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase in our costs to manage and dispose of wastes, which could have a material adverse effect on our results of operations and financial position.

Comprehensive Environmental Response, Compensation, and Liability Act

The Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, also known as the Superfund Law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current or former owner or operator of the site where the release occurred and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

In the course of our operations, we generate wastes that may fall within CERCLA’s definition of hazardous substances. Further, we currently own, lease or operate properties that have been used for oil and natural gas exploration and production for many years. Hazardous substances or petroleum may have been released on, at or under the properties owned, leased or operated by us, or on, at or under other locations, including off-site locations, where such hazardous substances or other wastes have been taken for disposal. In addition, some of our properties have been operated by third parties or by previous owners or operators whose handling, treatment and disposal of hazardous substances, petroleum, or other materials or wastes were not under our control. These properties and the substances or materials disposed or released on, at or under them may be subject to CERCLA, RCRA or analogous or other state laws. Under such laws, we could be required to remove previously disposed substances and wastes or released petroleum, remediate contaminated property or perform remedial plugging or pit closure operations to prevent future contamination.

In connection with the acquisition of Goldking, the Company inherited an environmental contingency which after conducting its due diligence and subsequent testing believes is the responsibility of third parties. However, federal and sate regulators have determined Dune is the responsible party for clean up of this area. Dune had maintained a passive maintenance of this site since it was first discovered after Hurricane Katrina. Costs to date of approximately $1.1 million have been covered by the Company’s insurance minus the standard deductibles. The Company still feels other parties have the primary responsibility for this occurrence but is committed to working with various state and federal authorities on resolution of this issue. At this time no estimate of the final cost of remediation or the method of remediation preferred of this site can be determined. The Company’s insurance will continue to cover clean up costs up to $1 million total. At this time the Company can not be certain insurance will cover costs above this level or if the Company can be successful in proving the other parties should be primarily responsible for the cost of remediation.

Water Discharges

The Federal Water Pollution Control Act, or the Clean Water Act, and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances into waters of the United States or state waters. Under these laws, the discharge of pollutants into regulated waters is prohibited except in accordance with the terms of a permit issued by EPA or an analogous state agency. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations.

The Oil Pollution Act of 1990, or OPA, which amends and augments the Clean Water Act, establishes strict liability for owners and operators of facilities that are the site of a release of oil into waters of the United States. In addition, OPA and regulations promulgated pursuant thereto impose a variety of regulations on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills. OPA also requires certain oil and natural gas operators to develop, implement and maintain facility response plans, conduct annual spill training for certain employees and provide varying degrees of financial assurance.

Air Emissions

The Federal Clean Air Act and comparable state laws regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. In addition, EPA has developed and continues to develop stringent regulations governing emissions of toxic air pollutants at specified sources. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the Federal Clean Air Act and associated state laws and regulations. Oil and gas operations may in certain circumstances and locations be subject to permits and restrictions under these statutes for emissions of air pollutants, including volatile organic compounds, nitrous oxides, and hydrogen sulfide.

Climate Change

In response to findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to public health and the environment because emissions of such gases are contributing to warming of the earth’s atmosphere and other climatic changes, the EPA had adopted regulations under existing provisions of the federal Clean Air Act that would require a reduction in emissions of GHGs, from motor vehicles and, also, could trigger permit review for GHG emissions from certain stationary sources. The EPA has asserted that the motor vehicle GHG emission standards triggered Clean Air Act construction and operating permit requirements for stationary sources, commencing when the motor vehicle standards took effect on January 2, 2011. The EPA published its final rule to address the permitting of GHG emissions from stationary sources under the PSD and Title V permitting programs. This rule “tailors” these permitting programs to apply to certain stationary sources of GHG emissions in a multi-step process, with the largest sources first subject to permitting. It is widely expected that facilities required to obtain PSD permits for their GHG emissions also will be required to reduce those emissions according to “best available control technology” standards for GHG that have yet to be developed. With regards to the monitoring and reporting of GHGs, on November 30, 2010, the EPA published a final rule expanding its existing GHG emissions reporting rule published in October 2009 to include onshore oil and natural gas production activities, which may include certain of our operations. In addition, both houses of Congress have actively considered legislation to reduce emissions of GHGs, and almost one-half of the states have already taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. The adoption and implementation of any legislation or regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations or could adversely affect demand for the oil and natural gas we produce. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic event; if any such effects were to occur, they could have an adverse effect on our exploration and production operations.

National Environmental Policy Act

Oil and natural gas exploration and production activities on federal lands are subject to the National Environmental Policy Act, or NEPA. NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions that have the potential to significantly impact the environment. In the course of such evaluations, an agency will prepare an Environmental Assessment that assesses the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed Environmental Impact Statement that may be made available for public review and comment. All of our current exploration and production activities, as well as proposed exploration and development plans, on federal lands require governmental permits that are subject to the requirements of NEPA. This process has the potential to delay the development of oil and natural gas projects.

Endangered Species, Wetlands and Damages to Natural Resources

Various state and federal statutes prohibit certain actions that adversely affect endangered or threatened species and their habitat, migratory birds, wetlands, and natural resources. These statutes include the Endangered Species Act, the Migratory Bird Treaty Act, the Clean Water Act and CERCLA. Where takings of or harm to species or damages to wetlands, habitat, or natural resources occur or may occur, government entities or at times private parties may act to prevent oil and gas exploration or production or seek damages to species, habitat, or natural resources resulting from filling or construction or releases of oil, wastes, hazardous substances or other regulated materials.

OSHA and Other Laws and Regulations

We are subject to the requirements of the federal Occupational Safety and Health Act (OSHA) and comparable state statutes. The OSHA hazard communication standard, the Emergency Planning and Community Right to Know Act and similar state statutes require that we organize and/or disclose information about hazardous materials stored, used or produced in our operations.

Private Lawsuits

In addition to claims arising under state and federal statutes, where a release or spill of hazardous substances, oil and gas or oil and gas wastes have occurred, private parties or landowners may bring lawsuits against oil and gas companies under state law. The plaintiffs may seek property damages, personal injury damages, remediation costs or injunctions to require remediation or restoration of contaminated property, soil, groundwater or surface water. In some cases, oil and gas operations are located near populated areas and emissions or accidental releases could affect the surrounding properties and population.

Legal Proceedings

From time to time, we are party to certain legal actions and claims arising in the ordinary course of business. While the outcome of these events cannot be predicted with certainty, management does not expect these matters to have a materially adverse effect on our financial position or results of operations.

Employees

As of December 31, 2011, we had 34 full time employees. We are not a party to any collective bargaining agreements and have not experienced any strikes or work stoppages. We believe our relationships with our employees are good. From time to time, we utilize the services of independent contractors to perform various field and other services.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion will assist you in understanding our financial position, liquidity and results of operations. The information below should be read in conjunction with the consolidated financial statements and the related notes to consolidated financial statements. Our discussion contains both historical and forward-looking information. We assess the risks and uncertainties about our business, long-term strategy and financial condition before we make any forward-looking statements but we cannot guarantee that our assessment is accurate or that our goals and projections can or will be met. Statements concerning results of future exploration, exploitation, development and acquisition expenditures as well as expense and reserve levels are forward-looking statements. We make assumptions about commodity prices, drilling results, production costs, administrative expenses and interest costs that we believe are reasonable based on currently available information.

Critical Estimates and Accounting Policies

We prepare our consolidated financial statements in this prospectus using accounting principles that are generally accepted in the United States (“GAAP”). GAAP represents a comprehensive set of accounting and disclosure rules and requirements. We must make judgments, estimates, and in certain circumstances, choices between acceptable GAAP alternatives as we apply these rules and requirements. The most critical estimate we make is the engineering estimate of proved oil and gas reserves. This estimate affects the application of the successful efforts method of accounting, the calculation of depreciation, depletion and amortization of oil and gas properties and the estimate of the impairment of our oil and gas properties. It also affects the estimated lives used to determine asset retirement obligations. In addition, the estimates of proved oil and gas reserves are the basis for the related standardized measure of discounted future net cash flows.

Estimated proved oil and gas reserves

The evaluation of our oil and gas reserves is critical to management of our operations and ultimately our economic success. Decisions such as whether development of a property should proceed and what technical methods are available for development are based on an evaluation of reserves. These oil and gas reserve quantities are also used as the basis of calculating the unit-of-production rates for depreciation, evaluating impairment and estimating the life of our producing oil and gas properties in our asset retirement obligations. Our total reserves are classified as proved, possible and probable. Proved reserves are classified as either proved developed or proved undeveloped. Proved developed reserves are those reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves include reserves expected to be recovered from new wells from undrilled proven reservoirs or from existing wells where a significant major expenditure is required for completion and production. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves and when probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable estimates. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves and when probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed proved plus probable plus possible reserve estimates.

Independent reserve engineers prepare the estimates of our oil and gas reserves presented in this prospectus based on guidelines promulgated under GAAP and in accordance with the rules and regulations of the Securities and Exchange Commission. The evaluation of our reserves by the independent reserve engineers involves their rigorous examination of our technical evaluation and extrapolations of well information such as flow rates and reservoir pressure declines as well as other technical information and measurements. Reservoir engineers interpret these data to determine the nature of the reservoir and ultimately the quantity of total oil and gas reserves attributable to a specific property. Our total reserves in this prospectus include only quantities that we expect to recover commercially using current prices, costs, existing regulatory practices and technology. While we are reasonably certain that the total reserves will be produced, the timing and ultimate recovery can be affected by a number of factors including completion of development projects, reservoir performance, regulatory approvals and changes in projections of long-term oil and gas prices. Revisions can include upward or downward changes in the previously estimated volumes or proved reserves for existing fields due to evaluation of (1) already available geologic, reservoir or production data or (2) new geologic or reservoir data obtained from wells. Revisions can also include changes associated with significant changes in development strategy, oil and gas prices or production equipment/facility capacity.

Standardized measure of discounted future net cash flows

The standardized measure of discounted future net cash flows relies on these estimates of oil and gas reserves using commodity prices and costs at year-end. Oil and condensate prices were calculated for each property using differentials to an average for the year of the first of the month ConocoPhillips WTI price of $76.05 per barrel and were held constant for the lives of the property. The weighted average price over the lives of the properties was $78.34 per barrel. Gas prices were calculated for each property using the differentials to an average for the year of the first of the month Henry Hub Louisiana Onshore price of $4.38 per million British thermal units and were held constant for the lives of the properties. The weighted average price over the lives of the properties was $4.71 per thousand cubic feet. The standardized measure is based on the average of the beginning of the month pricing for 2010. While we believe that future operating costs can be reasonably estimated, future prices are difficult to estimate since the market prices are influenced by events beyond our control. Future global economic and political events will most likely result in significant fluctuations in future oil prices.

Successful efforts method of accounting

Oil and gas exploration and production companies choose one of two acceptable accounting methods, successful efforts or full cost. The most significant difference between the two methods relates to the accounting treatment of drilling costs for unsuccessful exploration wells (“dry holes”) and exploration costs. Under the successful efforts method, exploration costs and dry hole costs (the primary uncertainty affecting this method) are recognized as expenses when incurred and the costs of successful exploration wells are capitalized as oil and gas properties. Entities that follow the full cost method capitalize all drilling and exploration costs including dry hole costs into one pool of total oil and gas property costs.

While it is typical for companies that drill exploration wells to incur dry hole costs, our primary activities during 2010 focused on development wells and our exploratory drilling activities were immaterial. Nevertheless, we will selectively expand our exploration drilling in the future. It is impossible to accurately predict specific dry holes. Because we can not predict the timing and magnitude of dry holes, quarterly and annual net income can vary dramatically.

The calculation of depreciation, depletion and amortization of capitalized costs under the successful efforts method of accounting differs from the full cost method in that the successful efforts method requires us to calculate depreciation, depletion and amortization expense on individual properties rather than one pool of costs. In addition, under the successful efforts method we assess our properties individually for impairment compared to one pool of costs under the full cost method.

Depreciation, Depletion and Amortization of Oil and Gas Properties

The unit-of-production method of depreciation, depletion and amortization of oil and gas properties under the successful efforts method of accounting is applied pursuant to the simple multiplication of units produced by the costs per unit on a field by field basis. Leasehold cost per unit is calculated by dividing the total cost by the estimated total proved oil and gas reserves associated with that field. Well cost per unit is calculated by dividing the total cost by the estimated total proved developed oil and gas reserves associated with that field. The volumes or units produced and asset costs are known and while the proved reserves have a high probability of recoverability, they are based on estimates that are subject to some variability. The factors which create this variability are included in the discussion of estimated proved oil and gas reserves above.

Impairment of Oil and Gas Properties

We test for impairment of our properties based on estimates of proved reserves. Proved oil and gas properties are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. We estimate the future undiscounted cash flows of the affected properties to judge the recoverability of the carrying amounts. Initially this analysis is based on proved reserves. However, when we believe that a property contains oil and gas reserves that do not meet the defined parameters of proved reserves, an appropriately risk adjusted amount of these reserves may be included in the impairment evaluation. These reserves are subject to much greater risk of ultimate recovery. An asset would be impaired if the undiscounted cash flows were less than its carrying value. Impairments are measured by the amount by which the carrying value exceeds its fair value.

Impairment analysis is performed on an ongoing basis. In addition to using estimates of oil and gas reserve volumes in conducting impairment analysis, it is also necessary to estimate future oil and gas prices. The impairment evaluation triggers include a significant long-term decrease in current and projected prices or reserve volumes, an accumulation of project costs significantly in excess of the amount originally expected and historical and current negative operating losses. Although we evaluate future oil and gas prices as part of the impairment analysis, we do not view short-term decreases in prices, even if significant, as impairment triggering events.

Exploratory Drilling Costs

The costs of drilling an exploratory well are capitalized as uncompleted wells pending the determination of whether the well has found proved reserves. If proved reserves are not found, these capitalized costs are charged to expense. On the other hand, the determination that proved reserves have been found results in continued capitalization of the well and its reclassification as a well containing proved reserves.

Asset Retirement Obligation

The Company follows FASB ASC 410—Asset Retirement and Environmental Obligations which requires entities to record the fair value of a liability for legal obligations associated with the retirement obligations of tangible long-lived assets in the period in which it is incurred. The fair value of asset retirement obligation liabilities has been calculated using an expected present value technique. Fair value, to the extent possible, should include a market risk premium for unforeseeable circumstances. A five percent market risk premium was included in the Company’s asset retirement obligation fair value estimate. When the liability is initially recorded, the entity increases the carrying amount of the related long-lived asset. Over time, accretion of the liability is recognized each period and the capitalized cost is amortized over the useful life of the related asset. Upon retirement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. This standard requires the Company to record a liability for the fair value of the dismantlement and plugging and abandonment costs, excluding salvage values.

Derivatives

Derivative financial instruments, utilized to manage or reduce commodity price risk related to Dune’s production, are accounted for under the provisions of FASB ASC 815—Derivatives and Hedging. Under this statement, derivatives are carried on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivatives are recorded in other comprehensive income or loss and are recognized in the statement of operations when the hedged item affects earnings. If the derivative is not designated as a hedge, changes in the fair value are recognized in other expense. Ineffective portions of changes in the fair value of cash flow hedges are also recognized in loss on derivative liabilities.

Effective January 1, 2008, the Company discontinued, prospectively, the designation of its derivatives as cash flow hedges. The net derivative loss related to the discontinued cash flow hedges, as of December 31, 2007, continued to be reported in accumulated other comprehensive loss through December 31, 2009 and were charged to loss as the volumes underlying the cash flow hedges were realized. Beginning January 1, 2008, the gain or loss on derivatives was recognized currently in earnings.

Associated with the Wayzata Credit Agreement dated December 7, 2010, the Company was no longer required to hedge and settled all hedged balances.

Stock-based compensation

The Company follows the provisions of FASB ASC 718 – Stock Compensation. The statement requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values on the date of the grant. Due to significant declines in the price of Dune’s stock since the issuance of many employee grants, stock-based compensation amounts are high compared to current values.

In 2010 we invested $8.8 million in oil and gas properties. We produced 7.8 Bcfe during the year. Revisions of previous estimates were 2.2 Bcfe negative, mainly reflecting the Company’s decision not to sidetrack the Exxon Fee #5 located in the Bayou Couba field.

Capital Costs ($000):	Year Ended 2010	Year Ended 2009
Acquisitions—unproved	$—	$477
Development	8,755	13,543

Total CAPEX before ARO	8,755	14,020
ARO costs	1,617	594

Total CAPEX	10,372	$14,614

Asset retirement obligation (non-cash)	(5,010)	$1,256

Proved Reserves (Mmcfe):
Beginning	105,475	132,998
Production	(7,788)	(9,522)
Purchases	—	—
Sale of reserves	(12,822)	(2,205)
Discoveries and extensions	—	5,508
Revisions	(2,162)	(21,304)

Ending reserves	82,703	105,475

Reserve additions before revisions (Mmcfe)	—	5,508
Reserve additions after revisions (Mmcfe)	(2,162)	(15,796)

The implementation of our strategy requires that we continually incur significant capital expenditures in order to replace current production and find and develop new oil and gas reserves. In order to finance our capital and exploration program, we depend on cash flow from operations, bank debt and equity offerings as discussed below in Liquidity and Capital Resources.

Liquidity and Capital Resources

During fiscal 2010 compared to fiscal 2009, net cash flow provided by operating activities improved by $1.7 million to ($9.4) million. This improvement was primarily attributable to higher average oil and gas prices for 2010 of $77.62/Bbl and $4.95/Mcf compared to $58.21/Bbl and $4.36/Mcf for 2009.

Our current assets were $51.8 million on December 31, 2010. Cash on hand comprised approximately $39.4 million of this amount, which included $15.8 million escrowed in restricted cash accounts. This compared to $15.1 million at December 31, 2009. Accounts payable have been reduced from $11.8 million at December 31, 2009 to $7.0 million at December 31, 2010.

The consolidated financial statements continue to reflect a much reduced but ongoing drilling and facilities upgrade program which amounted to $8.8 million during 2010. This reduced spending reflected our efforts to conserve cash. Our capital program is designed to maintain production from recompletions and workovers within our fields and exploit the upside potential through joint venture programs. This strategy will involve industry partners in these efforts so as to reduce our upfront cash requirements and reduce risk dollars expended. This represents a decrease of $5.2 million under our $14.0 million of capital investment in 2009.

During the fourth quarter of 2010, Dune replaced its $40 million revolving credit facility with Wells Fargo Capital Finance, Inc. (formerly Wells Fargo Foothill) with a new $40 million term loan facility from Wayzata Opportunities Fund II, L.P. The new facility matures on March 15, 2012 and provides for Wells Fargo Foothill to remain as agent for the facility. The Company has received all of the funds associated with the facility and has placed $23.7 million in escrow to cash collateralize $8.0 million of P&A bonds and provide $15.7 million for the June 2011 bond interest payment. The Company plans to utilize the funds from the new term loan and available cash flow from operations to cover anticipated drilling and recompletion projects in 2011. Additionally, all hedging contracts were settled in 2010 and the Company no longer hedges its oil and gas production.

Semi-annual interest of $15.7 million on our 10 1/2% Senior Secured Notes due 2012 was paid on December 1, 2010 and is due on June 1 and December 1 thereafter. The principal on the Senior Secured Notes is not due until 2012. Additionally, as a requirement of the Wayzata Credit Agreement, the $15.7 million interest payment due June 1, 2011 was escrowed and reflected as restricted cash at December 31, 2010.

All Shares of our Senior Redeemable Convertible Preferred Stock mandatorily converted into shares of our common stock and cash on December 22, 2011.

Our primary sources of liquidity are cash provided by operating activities, debt financing, sales of non-core properties and access to capital markets. We believe the strength of our current cash position puts us in a favorable position to meet our financial obligations and ongoing capital programs in the current commodity price environment.

The exact amount of capital spending for 2011 will depend upon individual well performance results, cash flow and, where applicable, partner negotiations on the timing of drilling operations. In addition, we expect to offer participations in our drilling program to industry partners over this time frame, thus potentially reducing our capital requirements.

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2010:

	Payments Due By Period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
	(in thousands)
Contractual obligations:
Debt and interest	$391,875	$37,500	$354,375	$—	$—
Office lease	609	609	—	—	—

Total	$392,484	$38,109	$354,375	$—	$—

Results of Operations

Comparison of Three and Nine Months Ended September 30, 2011 and 2010

Year-over-year production decreased from 5,584 Mmcfe for the first nine months of 2010 to 4,462 Mmcfe for the same nine month period of 2011. This decrease was caused by normal reservoir declines which were not offset by increased production due to the limited amount of capital reinvestment made during 2011.

The following table reflects the increase (decrease) in oil and gas sales revenue due to the changes in prices and volumes:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2011	% Change	2010	2011	% Change	2010
Oil Production volume (Mbbls)	120	-19%	148	373	-16%	447
Oil sales revenue ($000)	$11,871	7%	$11,087	$37,777	12%	$33,843
Price per bbl	$98.93	31%	$74.92	$101.27	34%	$75.71
Increase (decrease) in oil sales revenue due to:
Change in production volume	$(2,098)			$(5,603)
Change in prices	2,882			9,537

Total increase in oil sales revenue	$784			$3,934

Gas production volume (Mmcf)	678	-27%	926	2,222	-23%	2,904
Gas sales revenue ($000)	$3,236	-28%	$4,513	$10,639	-28%	$14,679
Price per Mcf	$4.77	-2%	$4.87	$4.79	-5%	$5.05
Increase (decrease) in gas sales revenue due to:
Change in production volume	$(1,204)			$(3,444)
Change in prices	(73)			(596)

Total decrease in gas sales revenue	$(1,277)			$(4,040)

Total production volume (Mmcfe)	1,397	-23%	1,816	4,462	-20%	5,584
Total revenue ($000)	$15,106	-3%	$15,600	$48,416	-1%	$48,522
Price per Mcfe	$10.81	26%	$8.59	$10.85	25%	$8.69
Increase (decrease) in total revenue due to:
Change in production volume	$(3,599)			$(9,750)
Change in prices	3,105			9,644

Total decrease in total revenue	$(497)			$(106)

We recorded a net loss available to common shareholders for the three months ended September 30, 2011 of ($15.6 million) or ($0.32) basic and diluted loss per share compared to net loss available to common shareholders of ($15.6 million) or ($0.39) basic and diluted loss per share for the same quarter of 2010. For the nine months ended September 30, 2011, we recorded a net loss available to common shareholders of ($47.7 million) or ($0.99) basic and diluted loss per share compared to a net loss available to common shareholders of ($67.3 million) or ($1.67) basic and diluted loss per share for the same period of 2010.

Revenues

Revenues from continuing operations for the quarter ended September 30, 2011 totaled $15.1 million compared to $15.6 million for the quarter ended September 30, 2010 representing a $0.5 million decrease. Production volumes for 2011 were 120 Mbbls of oil and 0.7 Bcf of natural gas or 1.4 Bcfe. This compares to 148 Mbbls of oil and 0.9 Bcf of natural gas or 1.8 Bcfe. In 2011, the average sales price per barrel of oil was $98.93 and $4.77 per Mcf of natural gas as compared to $74.92 per barrel and $4.87 per Mcf, respectively for 2010. These results indicate that the slight decrease in revenue is primarily attributable to the reduction in production volumes of 0.4 Bcfe or 23% which were offset by increases in commodity prices of $2.22 per Mcfe or 26%.

Revenues from continuing operations for the nine months ended September 30, 2011 totaled $48.4 million compared to $48.5 million for the nine months ended September 30, 2010 representing a $0.1 million decrease. Production volumes for 2011 were 373 Mbbls of oil and 2.2 Bcf of natural gas or 4.5 Bcfe. This compares to 447 Mbbls of oil and 2.9 Bcf of natural gas or 5.6 Bcfe. In 2011, the average sales price per barrel of oil was $101.27 and $4.79 per Mcf of natural gas as compared to $75.71 per barrel and $5.05 per Mcf, respectively for 2010. These results indicate that the slight decrease in revenue was primarily attributable to the reduction in production volumes of 1.1 Bcfe or 20% which were offset by increases in commodity prices of $2.16 per Mcfe or 25%.

Operating expenses

Lease operating expense

The following table presents the major components of Dune’s lease operating expense (in thousands) for the three and nine months ended September 30, 2011 and 2010 on a Mcfe basis:

	Three months ended September 30,				Nine months ended September 30,
	2011		2010		2011		2010
	Total	Per Mcfe	Total	Per Mcfe	Total	Per Mcfe	Total	Per Mcfe
Direct operating expense	$4,249	$3.04	$4,231	$2.33	$13,921	$3.12	$14,202	$2.54
Workovers	139	$0.10	692	$0.38	800	$0.18	1,202	$0.22
Ad valorem taxes	243	$0.17	304	$0.17	723	$0.16	891	$0.16
Production taxes	1,183	$0.85	(258)	$(0.14)	3,767	$0.84	2,013	$0.36
Transportation	330	$0.24	290	$0.16	887	$0.20	1,171	$0.21

	$6,144	$4.40	$5,259	$2.90	$20,098	$4.50	$19,479	$3.49

Lease operating expense from continuing operations for the quarter ended September 30, 2011 totaled $6.1 million versus $5.3 million for the same period of 2010. This translated into an increase of $1.50/Mcfe on a volume basis. The overall increase in lease operating expense between periods reflects the impact of the 2010 recoupment of production taxes resulting from drilling incentives that were not available in 2011.

Lease operating expense from continuing operations for the nine months ended September 30, 2011 totaled $20.1 million versus $19.5 million for the same period of 2010. This translated into an increase of $1.01/Mcfe on a volume basis. This overall increase in lease operating expense between periods reflects the impact of the 2010 recoupment of production taxes resulting from drilling incentives that were not available in 2011.

Exploration expense

In the first nine months of 2011, the Company, as party to a joint venture, drilled an exploratory well. Although the Company will continue to evaluate future options associated with the well, it has determined that the costs incurred should be expensed. Consequently, $0.9 million was expensed in the third quarter of 2011 and $6.0 million in the first nine months of 2011.

Accretion of asset retirement obligation

Accretion expense for asset retirement obligations decreased by $0.1 million for the quarter ended September 30, 2011 compared to the same period in 2010. Similarly, accretion expense for the nine month period ended September 30, 2011 reflected a $0.4 million decrease from the comparable period of 2010. This decrease is the result of reevaluating abandonment costs at year end.

Depletion, depreciation and amortization (DD&A)

For the quarter ended September 30, 2011, the Company recorded DD&A expense of $5.5 million ($3.95/Mcfe) compared to $7.5 million ($4.15/Mcfe) for the quarter ended September 30, 2010 representing a decrease of $2.0 million ($0.20/Mcfe). Additionally, for the nine months ended September 30, 2011, the Company recorded DD&A expense of $17.0 million ($3.82/Mcfe) compared to $21.9 million ($3.93/Mcfe) for the nine months ended September 30, 2010 representing a decrease of $4.9 million ($0.11/Mcfe). This decrease reflects the impact of a 20% reduction in production volumes that directly impacts the DD&A calculation.

General and administrative expense (G&A expense)

G&A expense for the quarter ended September 30, 2011 remained constant at $2.4 million compared to the comparable quarter of 2010. Similarly, cash G&A of $2.3 million did not fluctuate significantly from the comparable quarter of 2010. These results reflect the Company’s ongoing efforts to control costs.

For the nine months ended September 30, 2011 and 2010, G&A expense decreased $2.2 million (25%) to $6.5 million. Cash G&A expense for the first nine months of the year declined $1.2 million (16%) to $6.1 million. Again, this decrease reflects the Company’s efforts to control costs.

On a unit of production basis, G&A increased from $1.31/Mcfe for the quarter ended September 30, 2010 to $1.69/Mcfe for the same period of 2011. For the nine month period ended September 30, 2010, G&A fell from $1.56/Mcfe to $1.46/Mcfe for the same period of 2011.

Impairment of oil and gas properties

Dune recorded an impairment of oil and gas properties of $16.1 million during the nine months ended September 30, 2010. This amount consisted of expired leasehold costs of $5.3 million and drilling costs of $10.8 million on a well which was not completed.

Other income (expense)

Interest income

Interest income for the quarter ended September 30, 2011 was slightly higher than the comparable 2010 quarter. Interest income for the nine months ended September 30, 2011 was $0.04 million more than the comparable 2010 period. This was the result of higher cash balances held in escrow associated with the Credit Agreement.

Interest expense

As a result of the higher interest rate applicable to the Credit Agreement, interest expense for the quarter ended September 30, 2011 was $10.1 million compared to $9.1 million in the comparable quarter ended 2010. Additionally, interest expense for the nine months ended September 30, 2011 amounted to $30.2 million compared to $27.2 million in the comparable period of 2010.

Gain on derivative liabilities

For the quarter ended September 30, 2010, the Company incurred a gain on derivatives of $0.06 million composed of an unrealized loss of ($0.1) million due to the change in the mark-to-market valuation and a realized gain of $0.16 million for cash settlements.

For the nine months ended June 30, 2010, the Company incurred a gain on derivatives of $1.8 million composed of an unrealized gain of $1.7 million due to the change in mark-to-market valuation and a realized gain of $0.1 million for cash settlements.

In connection with entering into the Credit Agreement in December 2010, all hedging requirements were eliminated and all hedge balances were settled.

Net loss available to common shareholders

For the quarter ended September 30, 2011, net loss available to common shareholders decreased $0.04 million from the comparable quarter of 2010. This slight decrease reflects the impact of several different factors with no one item having a significant change between the quarters.

For the nine months ended September 30, 2011, net loss available to common shareholders decreased $19.6 million from the comparable 2010 period. This decrease is primarily the result of the ($16.1) million impairment of oil and gas properties incurred in 2010.

Comparison of 2010 and 2009

Year-over-year production decreased from 7,783 Mmcfe in 2009 to 7,303 Mmcfe in 2010. This decrease was caused by normal reservoir declines and a very limited capital reinvestment program.

The following table reflects the increase (decrease) in oil and gas sales revenue due to changes in price and volume:

	2010	% Change	2009	% Change	2008
Oil Production volume (Mbbls)	585	2%	572	-22%	735
Oil sales revenue ($000)	$45,408	36%	$33,294	-55%	$73,363
Price per bbl	$77.62	33%	$58.21	-42%	$99.81
Increase (decrease) in oil sales revenue due to:
Change in production volume	$757		$(16,269)
Change in prices	11,357		(23,800)

Total increase in oil sales revenue	$12,114		$(40,069)

Gas production volume (Mmcf)	3,793	-13%	4,351	-13%	5,029
Gas sales revenue ($000)	$18,781	-1%	$18,951	-61%	$48,577
Price per Mcf	$4.95	14%	$4.36	-55%	$9.66
Increase (decrease) in gas sales revenue due to:
Change in production volume	$(2,433)		$(6,549)
Change in prices	2,263		(23,077)

Total decrease in gas sales revenue	$(170)		$(29,626)

Total production volume (Mmcfe)	7,303	-6%	7,783	-18%	9,439
Total revenue ($000)	$64,189	23%	$52,245	-57%	$121,940
Price per Mcfe	$8.79	31%	$6.71	-48%	$12.92
Increase (decrease) in total revenue due to:
Change in production volume	$(3,221)		$(21,396)
Change in prices	15,165		(48,299)

Total decrease in total revenue	$11,944		$(69,695)

Revenues

Revenues from continuing operations for the year ended December 31, 2010 totaled $64.2 million as compared to $52.2 million for the year ended December 31, 2009 representing a $12.0 million increase. Production volumes for 2010 were 585 Mbbls of oil and 3.8 Bcf of natural gas or 7.3 Bcfe. This compares to 572 Mbbls of oil and 4.4 Bcf of natural gas or 7.8 Bcfe for 2009 representing a modest reduction in production volumes. In 2010, the average sales price per barrel of oil was $77.62 per barrel and $4.95 per Mcf for natural gas as compared to $58.21 per barrel and $4.36 per Mcf, respectively for 2009. These results indicate that the increase in revenue is primarily attributable to the increase in commodity prices as the average price received per Mcfe produced was $8.79 in 2010 versus $6.71 in 2009 representing an increase of 31%.

Operating expenses

Lease operating expense and production taxes

The following table presents the major components of Dune’s lease operating expense for the last two years on a per Mcfe basis:

	Years Ending December 31,
	2010		2009
	Total	Per Mcfe	Total	Per Mcfe
Direct operating expense	$18,822	$2.58	$19,064	$2.45
Production taxes	2,767	$0.38	4,073	$0.52
Ad valorem taxes	1,143	$0.16	974	$0.13
Transportation	1,491	$0.20	2,509	$0.32
Workovers	1,390	$0.19	1,807	$0.23

	$25,613	$3.51	$28,427	$3.65

Lease operating expense and production taxes from continuing operations for the year ended December 31, 2010 totaled $25.6 million versus $28.4 million for the year ended December 31, 2009. This translated to a decrease of $0.14/Mcfe on a volume basis. This reduction reflects Dune’s efforts to reduce overall field operating expenses and a significant recoupment of production taxes resulting from drilling incentives.

Accretion of asset retirement obligation

Accretion expense for asset retirement obligations increased by $0.2 million for 2010 compared to 2009. This increase is the result of reevaluating abandonment cost at year end.

Depletion, depreciation and amortization (DD&A)

For the year ended December 31, 2010, the Company recorded DD&A expense of $27.1 million ($3.70/Mcfe) compared to $30.0 million ($3.85/Mcfe) for the year ended December 31, 2009 representing a decrease of $2.9 million ($0.15/Mcfe). This reduction reflects the impact of the 2010 impairment on the Company’s oil and gas properties of $34.6 million which directly impacts the depletable base for DD&A purposes.

General and administrative expense (G&A expense)

G&A expense for the year ended December 31, 2010 decreased $3.1 million from the year ended December 31, 2009 to $11.2 million. Cash G&A expense for 2010 fell $0.8 million (8%) from 2009 to $9.4 million. These decreases resulted primarily from a $0.5 million (7%) reduction in personnel expense and a $2.4 million (57%) drop in share-based compensation.

Loss on Impairment of oil and gas properties

Dune recorded an impairment of oil and gas properties of $34.6 million for the year ended December 31, 2010 compared to an impairment of $2.9 million for the year ended December 31, 2009. The increase consists primarily of expired leasehold costs on the Murphy Lake field of $5.3 million, expired drilling and leasehold costs of $18.5 million on the Bayou Couba field and $10.8 million split among 5 fields which did not perform as anticipated in 2010.

Other income (expense)

Interest income

Interest income has been minimal as a result of using our cash balances to support working capital.

Interest expense

Interest expense for the year ended December 31, 2010 amounted to $37.4 million compared to $35.2 million in 2009. This increase reflects additional interest expense attributable to increased borrowings under the Company’s Revolver Commitment and Term Loan. Additionally, the Company expensed $1.2 million associated with the Company’s replacement of the Revolver Commitment.

Gain (loss) on derivative liabilities

The Company recognized a gain on derivatives of $1.4 million for the year ended December 31, 2010, composed of an unrealized gain on change in mark-to-market valuation of $1.6 million and a realized loss on cash settlements of ($0.2) million. This compares to a loss of ($2.8) million, composed of an unrealized loss on change in mark-to-market valuation of ($9.5) million and a realized gain on cash settlements of $6.7 million, for the year ended December 31, 2009. Additionally, associated with the Wayzata Credit Agreement, all hedging requirements were eliminated and all hedged balances settled.

Income (loss) on discontinued operations

Associated with the sale of the South Florence Properties, the Company has reflected all activity for these assets as discontinued operations. For the year ended December 31, 2009, the Company reclassified $3.8 million as income from discontinued operations.

For the year ended December 31, 2010, the Company generated income of $1.5 million. This income was offset by an impairment of $5.0 million to write down the related carrying amounts to their fair value less cost to sell. Consequently, the Company reflected a loss on discontinued operations for the year ended December 31, 2010 of ($3.5) million.

Net Loss available to common shareholders

For the year ended December 31, 2010, net loss available to common shareholders increased $6.0 million from the comparable period of 2009. This increase reflects the impact of a $12.0 million increase in revenues, a $2.8 million decrease in lease operating expense, a $10.3 million decrease in Preferred Stock dividends, a $3.1 million decrease in G&A expense and a $4.1 million increase in the gain on derivative liabilities partially offset by a ($31.7) million increase in the impairment of oil and gas properties and a ($7.3) million increase in loss on discontinued operations.

New Accounting Pronouncements

In January 2010, the FASB issued FASB Accounting Standards Update (ASU) No. 2010-03 Oil and Gas Estimations and Disclosures (ASU 2010-03). This update aligns the current oil and natural gas reserve estimation and disclosure requirements of the Extractive Industries Oil and Gas topic of the FASB Accounting Standards

Codification (ASC Topic 932) with the changes required by the SEC final rule ASC 2010-03, as discussed above. ASU 2010-03 expands the disclosures required for equity method investments, revises the definition of oil and natural gas-producing activities to include nontraditional resources in reserves unless not intended to be upgraded into synthetic oil or natural gas, amends the definition of proved oil and natural gas reserves to require 12-month average pricing in estimating reserves, amends and adds definitions in the Master Glossary that is used in estimating proved oil and natural gas quantities and provides guidance on geographic area with respect to disclosure of information about significant reserves. ASU 2010-03 must be applied prospectively as a change in accounting principle that is inseparable from a change in accounting estimate and is effective for entities with annual reporting periods ending on or after a change in accounting estimate and is effective for entities with annual reporting periods ending on or after December 31, 2009. The impact on the Company’s operating results, financial position and cash flows has been recorded in the consolidated financial statements.

Subsequent Events

Amended and Restated Credit Agreement

In connection with our corporate restructuring, on December 22, 2011, we entered into the Amended and Restated Credit Agreement (the “New Credit Agreement”) among the Company, as borrower, Bank of Montreal, as administrative agent, CIT Capital Securities, as syndication agent, and the lenders party thereto (the “Lenders”). The New Credit Agreement will mature on December 22, 2015. The Lenders have committed to provide up to $200 million of loans and up to $10 million of letters of credit, provided that the sum of the outstanding loans and the face amount of the outstanding letters of credit cannot exceed $200 million at any time and further provided that the availability of loans under the New Credit Agreement will be limited by a borrowing base (initially set at $63 million) as in effect from time to time, which is determined by the Lenders in their discretion based upon their evaluation of the Company’s oil and gas properties. The principal balance of the loans may be prepaid at any time, in whole or in part, without premium or penalty, except for losses incurred by the Lenders as a consequence of such prepayment. Amounts repaid under the New Credit Agreement may be reborrowed.

The Company must use the letters of credit and the proceeds of the loans only for funding the cash portion of the Company’s restructuring effected on December 22, 2011, for the acquisition and development of oil and natural gas properties, and for general corporate purposes. The Company’s obligations under the New Credit Agreement are guaranteed by its domestic subsidiaries.

As security for its obligations under the New Credit Agreement, the Company and its domestic subsidiaries have granted to the administrative agent (for the benefit of the Lenders) a first-priority lien on substantially all of their assets, including liens on not less than 85% of the total value of proved oil and gas reserves and not less than 90% of the total value of proved developed and producing reserves.

Generally, outstanding borrowings under the New Credit Agreement are priced at LIBOR plus a margin or, at the Company’s option, a domestic bank rate plus a margin. The LIBOR margin is 2.75 percent if usage is greater than 75 percent and steps down to 2.25 percent if usage is 50 percent or less, and the domestic rate margin is 1.75 percent if usage is greater than 75 percent and steps down to 1.25 percent if usage is 50 percent or less. The Company is charged the above LIBOR margin plus an additional fronting fee of 0.25 percent on outstanding letters of credit, which are considered usage of the revolving credit facility, plus a nominal administrative fee. The Company is also required to pay a commitment fee equal to 0.50 percent of the average daily amount of unborrowed funds.

The New Credit Agreement contains negative covenants that, subject to certain exceptions, limit the Company’s ability to:

•	have a leverage ratio of greater than 4.0 to 1.0;

•	have a current ratio of less than 1.0 to 1.0;

•	incur additional debt;

•	incur additional liens;

•	make distributions or other restricted payments;

•	make investments;

•	change its business;

•	enter into leases;

•	use the proceeds of loans other than as permitted by the New Credit Agreement;

•	take actions under employee benefit plans;

•	sell receivables;

•	merge or consolidate or sell, transfer, lease or otherwise dispose of its assets;

•	sell properties and terminate hedges in excess of 5% of the borrowing base then in effect;

•	enter into transactions with affiliates of the Company;

•	organize subsidiaries;

•	agree to limit its ability to grant liens or pay dividends;

•	incur gas imbalances or make prepayments;

•	enter into hedge agreements in excess of agreed limits;

•	modify its organizational documents; and

•	engage in certain types of hydrocarbon marketing activities.

The New Credit Agreement also contains other customary covenants that, subject to certain exceptions, include, among other things: maintenance of existence; maintenance of insurance; compliance with laws; delivery of certain information; maintenance of properties; keeping of books and records; preservation of organizational existence; and further assurances requirements.

The New Credit Agreement contains the following events of default, which are subject to customary grace periods and materiality standards:

•	nonpayment of any amounts payable under the New Credit Agreement when due;

•	inaccuracy of representations and warranties;

•	violation of covenants;

•	failure by the Company or its subsidiaries to make payments on other indebtedness, or the occurrence of any event that permits the acceleration of such indebtedness;

•	the insolvency of the Company, or the voluntary or involuntary bankruptcy or reorganization of the Company;

•	entry of material judgments against the Company;

•	invalidity or unenforceability of any loan document; or

•	the occurrence of a change of control.

If an event of default under the New Credit Agreement occurs, the administrative agent for the lenders may declare the loans to be immediately due and payable and may exercise the Company’s rights in the collateral. In that event, the administrative agent will have all of the rights of a secured party with respect to the collateral under the Uniform Commercial Code, including, among other things, the right to sell the collateral at public or private sale.

Floating Rate Senior Secured Notes

As part of our corporate restructuring, on December 22, 2011, the Company issued approximately $50 million aggregate principal amount of the New Notes pursuant to an indenture, dated December 22, 2011 (the “New Notes Indenture”), by and among the Company, the guarantors named therein and U.S. Bank National Association, as trustee and collateral agent. The New Notes will mature on December 15, 2016. The Company did not receive any proceeds from the issuance of the New Notes.

Interest on the New Notes is payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on March 15, 2012. Subject to applicable law, interest accrues on the New Notes at a variable rate per annum equal to 13% plus the greater of 1.5% and Three-Month LIBOR, determined as of two London banking days prior to the original issue date and reset quarterly on each interest payment date. Such interest consists of (a) a mandatory cash interest component (that shall accrue at a fixed rate of 3% per annum and be payable solely in cash) and (b) a component that shall accrue at a variable rate and be payable in either cash or by accretion of principal.

The New Notes rank (i) equal in right of payment to indebtedness under the New Credit Facility, but effectively junior to such indebtedness to the extent of the value of the collateral securing such credit facility, (ii) equal in right of payment to all of the Company’s existing and future senior unsecured indebtedness but effectively senior to such indebtedness to the extent of the value of the collateral securing the New Notes, and (iii) senior in right of payment to all of the Company’s future subordinated indebtedness, if any.

The New Notes are jointly and severally and fully and unconditionally guaranteed by each of the Company’s existing and future domestic subsidiaries. Each of the guarantees of the New Notes is a general senior obligation of each guarantor and, with respect to each guarantor, ranks (i) equal in right of payment with any existing and future senior indebtedness of such guarantor, (ii) effectively junior to obligations of such guarantor under the New Credit Facility to the extent of the value of the assets of the guarantor constituting collateral securing such credit facility, (iii) effectively senior to any existing and future unsecured indebtedness of such guarantor to the extent of the value of the assets of the guarantor constituting collateral securing the New Notes, and (iv) senior in right of payment to any existing and future subordinated indebtedness of such guarantor.

Pursuant to a Collateral Agreement, dated as of December 22, 2011, by and among the Company, the grantors named in such agreement and U.S. Bank National Association, as collateral agent (the “Collateral Agreement”), and a Second-Lien Mortgage, Deed of Trust, Assignment of As-Extracted Collateral, Security Agreement, Fixture Filing and Financing Statement, dated as of December 22, 2011, from Dune Properties, Inc. to U.S. Bank National Association as trustee (the “Second-Lien Mortgage”), the New Notes and the guarantees are secured by liens, subject to permitted liens, on substantially all of the Company’s assets and substantially all of the assets of the subsidiary guarantors that secure the Company’s New Credit Facility. Pursuant to an Intercreditor Agreement, dated as of December 22, 2011 (the “Intercreditor Agreement”), by and among the Company, its subsidiaries, Bank of Montreal and U.S. Bank National Association, such liens are contractually subordinated to liens securing indebtedness under the New Credit Facility. The Intercreditor Agreement governs the rights of the Company’s creditors under the New Credit Facility vis-à-vis the rights of holders of the New Notes and their collateral agent with respect to the collateral securing obligations under the New Credit Facility and the New Notes, and includes provisions relating to lien subordination, turnover obligations with respect to the proceeds of collateral, restrictions on exercise of remedies, releases of collateral, restrictions on amendments to junior lien documentation, bankruptcy-related provisions and other intercreditor matters.

The Company may redeem the New Notes, in whole or in part, at its option, upon not less than 30 nor more than 60 days’ notice at a redemption price equal to 100% of the principal amount of New Notes redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date that is on or prior to the redemption date).

If a change of control occurs, each holder of New Notes may require the Company to repurchase all or a part of its New Notes for cash at a price equal to not less than 101% of the aggregate principal amount of such New Notes, plus any accrued and unpaid interest to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The New Notes Indenture contains a number of covenants that, among other things, restrict, subject to certain important exceptions, the Company’s and its restricted subsidiaries’ ability to:

•	pay dividends, redeem subordinated debt or make other restricted payments;

•	create liens;

•	transfer or sell assets; and

•	merge, consolidate or sell substantially all of the Company’s assets.

In addition, the New Notes Indenture imposes certain requirements as to future subsidiary guarantors. The New Notes Indenture also contains certain customary events of default.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for Our Common Stock

Since July 16, 2010, our common stock has been traded on the OTC Bulletin Board. The following table sets forth, for the periods indicated, the high and low bid information of our common stock on the OTC Bulletin Board for the period from July 16, 2010 through December 31, 2010 and the high and low sales prices of our common stock on the NYSE Amex from January 1, 2009 though July 15, 2010. Prices set forth below have not been adjusted for the 1-for-100 reverse split that was effective December 22, 2011, but was not reflected in the trading price until January 3, 2012.

	High	Low
2011:
Quarter ended December 31, 2011	$0.10	$0.02
Quarter ended September 30, 2011	$0.71	$0.09
Quarter ended June 30, 2011	$1.35	$0.41
Quarter ended March 31, 2011	$1.31	$0.40
2010:
Quarter ended December 31, 2010	$0.45	$0.10
Quarter ended September 30, 2010	$0.18	$0.08
Quarter ended June 30, 2010	$0.40	$0.09
Quarter ended March 31, 2010	$0.34	$0.16

The last reported sales price of our common stock on the OTCBB on February 23, 2012 was $3.50 per share. The sales price on February 23, 2012 reflects the 1-for-100 reverse split of our common stock that was effective as of December 22, 2011. As of February 21, 2012, there were 38,579,630 shares of our common stock issued and outstanding, which were held by an estimated 279 record owners.

We have not paid any cash dividends to date, and have no intention of paying any cash dividends on our common stock in the foreseeable future. The declaration and payment of dividends is subject to the discretion of our Board of Directors and to certain limitations imposed under Delaware corporation law. The timing, amount and form of dividends, if any, will depend on, among other things, our results of operations, financial condition, cash requirements and other factors deemed relevant by our Board of Directors. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Subsequent Events—Amended and Restated Credit Facility” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Subsequent Events—Floating Rate Senior Secured Notes” for a description of certain agreements that restrict our ability to pay dividends.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2010 about our equity compensation plans and arrangements as of December 31, 2010.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted average exercise price of outstanding options warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	60,000	(1)(2)	$9.70	884,072	(3)
Equity compensation plans not approved by security holders	441,635	(4)(5)	$10.27	—

Total	501,635		$10.20	884,072

(*)	The number of shares and any exercise prices with respect to awards and equity issuances made prior to December 1, 2009 have been adjusted to give effect to the 1-for-5 reverse stock split adopted, effective as of December 2, 2009.
(1)	Consists of options issued to our directors pursuant to our 2005 Non-Employee Director Incentive Plan (the “2005 Plan”) on January 24, 2007 to purchase up to 60,000 shares of our common stock at an exercise price of $9.70 per share, which expires on January 24, 2012. The 2005 Plan, which authorized the issuance of up to 400,000 shares in stock awards and options, was approved by stockholders on May 30, 2006.
(2)	Excludes the following shares of restricted stock awarded pursuant to our 2007 Stock Incentive Plan, as amended on December 1, 2009 (as amended, the “2007 Plan”): (i) 622,700 shares of restricted stock awarded to employees during fiscal year 2008, which shares vest equally over the three years from grant date; (ii) 573,780 shares of restricted stock awarded to employees, officers and non-employee directors during fiscal year 2009, which shares vest equally over the three years from grant date; (iii) 450,000 shares of restricted stock awarded to certain executive officers during fiscal year 2009, of which 301,500 shares vest equally over the three years from grant date and 148,500 shares vest in accordance with certain performance-based criteria; (iv) 938,900 shares of restricted stock awarded to employees, officers and non-employee directors during fiscal year 2010, which shares vest equally over three years from the grant date; and (v) 4,445 shares issued on December 30, 2010 in lieu of cash for a portion of their respective bonuses. The amendment to the 2007 Plan was approved by stockholders on November 30, 2009 and authorizes the issuance of up to 3,200,000 shares in stock awards and options. The initial 2007 Plan was approved by stockholders on May 30, 2006.
(3)	Includes 340,000 shares available under the 2005 Plan and 544,072 shares available under our 2007 Plan. The following shares may return to the 2007 Plan or the 2005 Plan, as the case may be, and be available for issuance in connection with a future award: (i) shares covered by an award that expires or otherwise terminates without having been exercised in full; (ii) shares that are forfeited or repurchased by us prior to becoming fully vested; (iii) shares covered by an award that is settled in cash; (iv) shares withheld to cover payment of an exercise price or cover applicable tax withholding obligations; (v) shares tendered to cover payment of an exercise price; and (vi) shares that are cancelled pursuant to an exchange or repricing program.
(4)	Consists of warrants and options granted to our employees, officers, directors and consultants, to the extent vested and exercisable (within the meaning of Rule 13d-3(d)(1) promulgated by the Commission under the Securities and Exchange Act of 1934, as amended) as of December 31, 2010.
(5)	Excludes 407,702 shares of restricted stock awarded in fiscal year 2009 to non-employee directors having elected to receive shares in lieu of cash for a portion of their annual retainer and fees.

Set forth below is a description of the individual compensation arrangements or equity compensation plans that were not required to be approved by our security holders pursuant to which the 441,635 shares of our common stock included in the chart above were issuable as of December 31, 2010:

•

Warrant issued February 1, 2006 to consultant in consideration of services performed on our behalf, which warrant expires January 31, 2011 and is currently exercisable to purchase up to 180,000 shares of our common stock at a warrant exercise price of $13.25 per share;

•

Option granted August 28, 2006 to employee in consideration of services performed on our behalf, which option expires April 27, 2011 and is currently exercisable to purchase up to an aggregate of 10,000 shares of our common stock at an exercise price of $7.50 per share;

•

Warrant issued September 26, 2006 to consultant in consideration of services performed on our behalf, which warrant expires September 25, 2011 and is currently exercisable to purchase up to 100,000 shares of our common stock at a warrant exercise price of $6.75 per share;

•

Option granted January 24, 2007 to a former officer in consideration of services performed on our behalf, which option expires January 23, 2012 and is currently exercisable to purchase up to an aggregate of 40,000 shares of our common stock at an exercise price of $9.70 per share;

•

Options granted April 12, 2007 to consultants in consideration of services performed on our behalf, which options expire April 11, 2012 and are currently exercisable to purchase up to 100,000 shares of our common stock at an exercise price of $9.35 per share; and

•

Warrants issued April 17, 2007 to our former lender in accordance with anti-dilutive protection contained in the September 26, 2006 warrant agreement with our former lender, resulting in the issuance of additional warrants expiring in April 2012 and exercisable to purchase up to 11,635 shares of our common stock at a warrant exercise price of $6.75 per share.

USE OF PROCEEDS

The common stock to be offered and sold pursuant to this prospectus will be offered and sold by the selling stockholders. We will not receive any proceeds from the sale of the common stock by the selling stockholders.

SELLING SECURITY HOLDERS

The following table sets forth certain information, as of February 15, 2012 unless otherwise noted, regarding the selling stockholders. All information in the following table and related footnotes has been supplied to us by the selling stockholders, and we have relied on their representations.

Percentage ownership of common stock is based on 38,579,630 shares of our common stock outstanding as of February 21, 2012.

Next to the name of each selling stockholder listed below, we have set forth in a footnote the name of the natural person or persons who have the power to exercise voting and/or investment power over the shares owned by such selling stockholder. Each selling stockholder that is an affiliate of a registered broker-dealer, has represented to us, among other things, that (i) it acquired the securities to be resold under the registration statement of which this prospectus is a part in the ordinary course of business and (ii) it does not have any agreements, understandings or arrangements with any persons, either directly or indirectly, to dispose of such securities. The selling stockholders have not held any position or office, and have had no other material relationship with us or any of our affiliates within the past three years.

The number of shares of common stock that may actually be sold by each selling stockholder will be determined by such selling stockholder. The selling stockholders listed below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of its shares of common stock since the date as of which the information in the table is presented.

The registration of the shares of common stock does not mean that a selling stockholder identified below will sell or otherwise dispose of all or any of these securities. In addition, the selling stockholders may have sold, transferred or disposed of all or a portion of its shares of common stock in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information regarding their holdings. If, from time to time, additional stockholders notify us of their intent to use this prospectus to dispose of the shares of our common stock, we may file a prospectus supplement to include those additional stockholders’ information even if, because we have not been notified of any prior exempt sales, the table below continues to list shares of our common stock previously proposed to be sold by the additional stockholders’ transferors.

Name of Beneficial Owner	Number of Shares Owned Before Offering	Percentage of Ownership Before Offering	Number of Outstanding Shares Offered by Selling Stockholder	Percentage of Ownership After Offering (1)
West Face Long Term Opportunities Global Opportunities Global Master L.P. (2)	5,929,241	15.4%	—	—%
TPG Funds (3)	5,303,846	13.7%	—	—%
Strategic Value Special Situations Fund L.P.(4)	495,988	1.3%	—	—%
Mardi Gras Ltd.(5)	1,457,799	3.8%	—	—%
High Ridge Ltd.(6)	7,795,445	20.2%	—	—%
BlueMountain Distressed Master Fund L.P.(7)	1,635,838	4.2%	—	—%
BlueMountain Long/Short Credit Master Fund L.P.(8)	1,851,179	4.8%	—	—%
BlueMountain Strategic Credit Master Fund L.P.(9)	252,612	*	—	—%
BlueMountain Timberline Ltd.(10)	1,673,786	4.3%	—	—%
Blue Mountain Credit Alternatives Master Fund L.P.(11)	1,896,955	4.9%	—	—%

(*)	Less than one percent.
(1)	Assumes sale of all common stock registered hereby.
(2)	Information provided as of February 2, 2012. The address of West Face Long Term Opportunities Global Master L.P. is c/o West Face Capital Inc., 810-2 Bloor Street East, Box #85, Toronto, Ontario M4W 1A8. West Face Capital Inc., which is the Advisor to West Face Long Term Opportunities Global Master L.P., exercises voting and dispositive power over the securities held by West Face Long Term Opportunities Global Master L.P.
(3)	Information provided as of February 23, 2012. Includes (i) 3,712,692 shares of common stock (the “Opportunity I Shares”) held by TPG Opportunity Fund I, L.P., a Delaware limited partnership (“Opportunity I”), whose general partner is TPG Opportunities Advisors, Inc., a Delaware corporation (“Opportunities Advisors”), and (ii) 1,591,154 shares of common stock (the “Opportunity III Shares” and, together with the Opportunity I Shares, the “TPG Shares”) held by TPG Opportunity Fund III, L.P., a Delaware limited partnership (“Opportunity III” and, together with Opportunity I, the “TPG Funds”), whose general partner is Opportunities Advisors. David Bonderman and James G. Coulter are officers, directors and sole shareholders of Opportunities Advisors and therefore may be deemed to beneficially own the TPG Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein. The address of Opportunities Advisors and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(4)	The address of Strategic Value Special Situations Fund L.P. is c/o Strategic Value Partners, LLC, 100 West Putnam Avenue, Greenwich, CT 06830. SVP Special Situations LLC, which is the investment manager of Strategic Value Special Situations Fund, L.P., exercises voting and dispositive power over the securities held by Strategic Value Special Situations Fund L.P.
(5)	Information provided as of February 6, 2012. The address of Mardi Gras Ltd. is c/o Strategic Value Partners, LLC, 100 West Putnam Avenue, Greenwich, CT 06830. SVP Special Situations LLC, which is the investment manager of Mardi Gras Ltd., exercises voting and dispositive power over the securities held by Mardi Gras Ltd.
(6)	Information provided as of February 6, 2012. The address of High Ridge Ltd. is c/o Strategic Value Partners, LLC, 100 West Putnam Avenue, Greenwich, CT 06830. Strategic Value Partners, LLC, which is the investment manager of Strategic Value Master Fund Ltd., the owner of High Ridge Ltd., exercises voting and dispositive power over the securities held by High Ridge Ltd.
(7)	The address of BlueMountain Distressed Master Fund L.P. is c/o BlueMountain Capital Management, LLC, 280 Park Avenue, 5th Floor East, New York, NY 10017. BlueMountain Capital Management, LLC, the investment manager of BlueMountain Distressed Master Fund L.P., exercises voting and dispositive power over the securities held by BlueMountain Distressed Master Fund L.P.
(8)	The address of BlueMountain Long/Short Credit Master Fund L.P. is c/o BlueMountain Capital Management, LLC, 280 Park Avenue, 5th Floor East, New York, NY 10017. BlueMountain Capital Management, LLC, the investment manager of BlueMountain Long/Short Credit Master Fund L.P., exercises voting and dispositive power over the securities held by BlueMountain Long/Short Credit Master Fund L.P.
(9)	The address of BlueMountain Strategic Credit Master Fund L.P. is c/o BlueMountain Capital Management, LLC, 280 Park Avenue, 5th Floor East, New York, NY 10017. BlueMountain Capital Management, LLC, the investment manager of BlueMountain Strategic Credit Master Fund L.P., exercises voting and dispositive power over the securities held by BlueMountain Strategic Credit Master Fund L.P.
(10)	The address of BlueMountain Timberline Ltd. is c/o BlueMountain Capital Management, LLC, 280 Park Avenue, 5th Floor East, New York, NY 10017. BlueMountain Capital Management, LLC, the investment manager of BlueMountain Timberline Ltd., exercises voting and dispositive power over the securities held by BlueMountain Timberline Ltd.
(11)	The address of Blue Mountain Credit Alternatives Master Fund L.P. is c/o BlueMountain Capital Management, LLC, 280 Park Avenue, 5th Floor East, New York, NY 10017. BlueMountain Capital Management, LLC, the investment manager of Blue Mountain Credit Alternatives Master Fund L.P., exercises voting and dispositive power over the securities held by Blue Mountain Credit Alternatives Master Fund L.P.

PLAN OF DISTRIBUTION

We are registering for resale a total of up to 24,579,997 shares of our common stock.

All costs, expenses and fees in connection with the registration of the common stock offered for resale under this prospectus will be borne by us. Underwriting discounts or commissions or agents’ commissions and professional fees, if any, attributable to the sale of shares of the common stock offered hereby will be borne by the selling stockholder using this prospectus.

A selling stockholder may sell the common stock offered hereby directly or through brokers, dealers or underwriters who may act solely as agents or may acquire the common stock as principals. The selling stockholders may distribute the common stock offered hereby in one or more of the following methods:

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options (whether such options are listed on an options exchange or otherwise);

•	through ordinary brokerage transactions and transactions in which such broker-dealer solicits purchasers;

•	through block trades in which a broker-dealer will attempt to sell the common stock as agent but may position and resell a portion of such block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by such broker-dealer for its account;

•	in an exchange distribution in accordance with the rules of such applicable exchange;

•	in privately negotiated transactions;

•	through short sales;

•	in transactions in which broker-dealers may agree with such selling stockholder to sell a specified number of such common stock at a stipulated price per share;

•	as a distribution to such selling stockholder’s partners, members, or equity owners;

•	through a combination of these methods of sale; or

•	any other methods permitted pursuant to applicable law.

The selling stockholders will not be restricted as to the price or prices at which they may sell their shares of common stock covered by this prospectus and any sales may be made at market prices prevailing at the time of the sale, at negotiated prices, at fixed prices or at varying prices determined at the time of the sale.

The term “selling stockholder” includes donees, pledgees, transferees, or other successors-in-interest selling securities received from the named selling stockholder as a gift, pledge, stockholder distribution or other non-sale related transfer after the date of this prospectus.

In connection with sales of the common stock, the selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholder may also sell shares of common stock short and deliver shares of common stock to close out short positions, or loan or pledge shares of common stock to broker-dealers that in turn may sell those shares. If the selling stockholder effects such transactions by selling shares common stock to or through underwriters, broker-dealers or agents, those underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Any such discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock they own. If a selling stockholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus or an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer or agent participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed, to any such broker-dealer or agent may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealer or agent, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Direct Sales, Agents, Dealers and Underwriters

The selling stockholders or their transferees may effect transactions by selling the shares of common stock in any of the following ways:

•	directly to purchasers; or

•	to or through agents, dealers or underwriters designated from time to time.

Agents, dealers or underwriters may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholder and/or the purchasers of shares for whom they act as agent or to whom they sell as principals, or both. The agents, dealers or underwriters that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act.

Regulation M

The selling stockholders and any other persons participating in the sale or distribution of the shares are subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchase and sales of any of the shares by, the selling stockholder or any other such person. Furthermore, under Regulation M persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

Supplements

To the extent required, we will set forth in a supplement to this prospectus filed with the SEC the number of shares to be sold, the purchase price and public offering price, any new selling stockholders, the name or names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offering.

State Securities Law

Under the securities laws of some states, the selling stockholders may only sell the shares in those states through registered or licensed brokers or dealers. In addition, in some states the selling stockholders may not sell the shares unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is satisfied.

Expenses

We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling stockholders and will bear all expenses related to the registration of this offering but will not pay for any underwriting commissions, fees or discounts, if any.

In the event of a material change in the plan of distribution disclosed in this prospectus, the selling stockholders will not be able to effect transactions in the shares pursuant to this prospectus until such time as a post-effective amendment to the registration statement is filed with and declared effective by the SEC.

DESCRIPTION OF CAPITAL STOCK

The following summary is a description of the material terms of our capital stock. This summary is not intended to be a complete description of our capital stock, and it is subject in all respects to the applicable provisions of Delaware law and of our constituent documents and of the constituent documents of our subsidiaries. For more information, please review our Amended and Restated Certificate of Incorporation, as amended, and our Amended and Restated By-laws.

General

Our authorized capital stock consists of 4,200,000 shares of common stock, $.001 par value per share and 1,000,000 shares of preferred stock, $.001 par value per share. No preferred shares are designated and outstanding as of the date of this prospectus.

Common Stock

As of February 21, 2012, there were 38,579,630 shares of our common stock issued and outstanding, which were held by an estimated 279 record owners. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to the right of holders of any preferred stock then outstanding, holders of our common stock are entitled to receive proportionately any dividends if and when such dividends are declared by our board of directors. Upon the liquidation, dissolution or winding up of the company, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities. Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

Our board of directors may, without stockholder approval, issue preferred stock from time to time as shares of one or more classes or series. Subject to the provisions of our Amended and Restated Certificate of Incorporation and limitations prescribed by law, the Board is expressly authorized to issue the shares, fix the number of shares, change the number of shares constituting any series, and provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights, and liquidation preferences of the shares constituting any class or series of the preferred stock, in each case without any further action or vote by the stockholders and subject to the terms of our Preferred Stock.

One of the effects of undesignated preferred stock may be to enable the Board to render more difficult or to discourage an attempt to obtain control of our Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of the preferred stock pursuant to the Board’s authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for common stock or may otherwise adversely affect the market price of common stock.

Delaware Anti-Takeover Law

The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the time the person became an interested stockholder unless:

•

prior to the time the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned a least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding stock owned by the interested stockholder) those (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentiality whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the person became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

The application of Section 203 may limit the ability of our stockholders to approve a transaction that they may deem to be in their interests. Under Section 203, a “business combination” generally includes a merger, asset or stock sale, or other similar transaction with an interested stockholder, and an “interested stockholder” is generally a person who, together with its affiliates and associates, owns or, in the case of affiliates or associates of the corporation, owned 15% or more of a corporation’s outstanding voting securities within three years prior to the determination of interested stockholder status.

MANAGEMENT AND DIRECTORS

Each of our executive officers shall serve until his successor is elected and qualified. Each member of our board of directors serves for until the next annual meeting of stockholders. The directors listed below, other than James A. Watt, were appointed in connection with our corporate restructuring and will serve until the Company’s next annual meeting or until their earlier resignation.

Name	Age	Position
James A. Watt	62	President, Chief Executive Officer and Director
Frank. T. Smith	65	Senior Vice President and Chief Executive Officer
Hal L. Bettis	66	Senior Vice President and Chief Operating Officer
Michael R. Keener(1)	52	Director
Stephen P. Kovacs(1)	43	Director
Dr. Alexander A. Kulpecz, Jr.(1)	58	Director
Emanuel R. Pearlman(1)	51	Director
Robert A. Schmitz(1)	70	Director and Chairman
Eric R. Stearns(1)	54	Director

(1)	Messrs. Keener, Kovacs, Kulpecz, Pearlman, Schmitz and Stearns were elected to the board pursuant to the Restructuring Support and Lockup Letter Agreement, dated October 6, 2011, between the Company and certain institutional investors, as amended, which provided for the election of six new members of the board of directors to be selected by an ad hoc committee of institutional investors.

James A. Watt, age 62, became a Director of our Company on April 16, 2007 and our President and Chief Executive Officer on April 17, 2007. Mr. Watt served as the Chief Executive Officer of Remington Oil and Gas Corporation from February 1998 and the Chairman of Remington from May 2003, until Helix Energy Solutions Group, Inc. (NYSE: HLX) acquired Remington in July 2006. From 1993 through 1997, Mr. Watt served as Vice President—Exploration of Seagull E&P, Inc., and from 1991-1993, he served as Vice President—exploration and exploitation of Nerco Oil and Gas. From August 2006 through March 2007, Mr. Watt served as the Chairman and Chief Executive Officer of Maverick Oil & Gas, Inc. (OTC: MVOG.OB). Mr. Watt currently serves on the Board of Directors of Helix. Mr. Watt received a B.S. in Physics from Rensselaer Polytechnic Institute. As a result of these professional experiences, Mr. Watt possesses particular knowledge and experience in the operations of oil and gas companies that strengthen the board’s collective qualifications, skills, and experience.

Frank T. Smith, Jr. joined Dune Energy, Inc. as Senior Vice President and Chief Financial Officer on April 17, 2007. From 2004 through 2006, Mr. Smith served as Senior Vice President—Finance and Corporate Secretary of Remington Oil and Gas Corp., which was acquired by Helix Energy Solutions Group, Inc. (NYSE: HLX) in June 2006. From June 1997 through 2003, Mr. Smith served as Executive Vice President and Manager of energy lending at the Bank of Texas. From 1991 through 1997, Mr. Smith served as Director in the energy and utilities division of the First National Bank of Boston. Prior to 1991, Mr. Smith held positions of increasing responsibility in the energy banking departments of other major, publicly-traded United States financial institutions. Immediately prior to coming to our Company, he served as President and Chief Financial Officer of Sonoran Energy, Inc. Mr. Smith received an MBA in Corporate Finance & Banking from the University of Pennsylvania (Wharton School). He also holds M.Ed and B.S. degrees from the University of Delaware.

Hal L. Bettis became our Senior Vice President and Chief Operating Officer on May 21, 2007. From 2004 through 2007, Mr. Bettis served as Executive Vice-President of Operations of Goldking Energy Corporation, which was acquired by our Company in May 2007. From 2001 through 2004, he served as President and Chief Operating Officer of Dunhill Resources, Inc. and from 1999 through 2001 he served as President and Chief Operating Officer of Willis Energy, LLC, each an independent oil and natural gas exploration and production company. From 1994 through 1999, Mr. Bettis served as Chief Operating Officer of Taylor Energy Company, a independent exploration and production company operating entirely in the Gulf of Mexico. Mr. Bettis received a B.S. in Petroleum Engineering from Mississippi State University.

Michael R. Keener, 52, has been the principal/owner since January of 2011 of KP Energy, a private company focused on providing Mezzanine Debt, Private Equity and Direct Asset ownership to North American Exploration and Production companies. From October of 2009 until December of 2010, Mr. Keener served as Managing Director of Imperial Capital, LLC and from February 2003 until October 2009 he served as Principal and Managing Director of Petrobridge Investment, LLC. Mr. Keener received a B.S. in Business Administration – Accounting from Bloomsburg University and an MBA from Loyola University. Mr. Keener’s prior banking experiences for smaller exploration and production companies provide a high level of understanding of the company’s challenges.

Stephen P. Kovacs, age 42, served as a Managing Director of Strategic Value Partners, LLC where he was employed from 2004 until April 2011. From 2010 to February 2011 he served on the Board of Directors of NextMedia Group. Mr. Kovacs received an undergraduate degree from Cornell University, Cum Laude and an MBA from Columbia University. Mr. Kovacs’ knowledge of investors’ approaches and demands will help shape the future directions of the company.

Dr. Alexander A. Kulpecz, Jr., age 58, is currently managing EP Partner of Pulser Energy, LLP (London) an investment group focused on energy and CEO of Alexander Energy Limited (Houston). He has served in these positions since 2006, and 2008 respectively. From 1978 to 1998, Dr. Kulpecz had increasingly more responsible technical and management positions with the Royal Dutch Shell group concluding as Executive Director and Executive Vice President of Shell International Gas and Power. From 1998 to 2000 he was President of Azurix International. Dr. Kulpecz received a B.A. and MSC degree in Geology, an MBA from Henley (UK) and a PhD from Imperial College of Science and Medicine, University of London in subsurface petroleum engineering. Dr. Kulpecz’s extensive exploration and production background provide an excellent base to assist in the evaluations of the company’s programs.

Emanuel R. Pearlman, age 51, has served as Chairman and CEO of Liberation Investment Group, LLC, a New York based investment management and financial consulting firm, since 2003. From 2009 to the present Mr. Pearlman served on the board of Fontainebleau Miami JV, LLC as Chairman of the Audit and Compensation Committee and from 2010 to the present served as Chairman of the Board of Empire Resorts, Inc. From 2006-2010, Mr. Pearlman served on the board of Multimedia Games, Inc. Mr. Pearlman received an A.B. in Economics from Duke University and an MBA from Harvard Graduate School of Business. Mr. Pearlman’s prior experiences in dealing with both public and private company restructurings provide him an excellent knowledge base for the current challenges facing the company.

Robert A. Schmitz, age 70, has served as Co-Founder of Quest Turnaround Advisors since 2000, an advisory firm serving debtors and creditors of distressed companies. Mr. Schmitz was the Chief Restructuring Officer of Fontainebleau Miami JV, LLC in 2010 and of WorldSpace Inc. from 2008 to present. From 2003-2007 he served as non-executive chairman of the board of Premium TV, Ltd. From 2009-2011 he served on the Board of Sun Times Media Group which was sold to a private group of investors. Mr. Schmitz received a BA in Economics from the University of Michigan and a SM from the Sloan School of Management at the Massachusetts Institute of Technology. Mr. Schmitz will serve as Chairman of the Board. Mr. Schmitz experience advising companies through turnaround situations will benefit the company as it moves forward from its restructuring.

Eric R. Stearns, age 54, is currently President, CEO and a member of the Board of Directors of Puckett Land Company, a privately held Colorado energy company. He has served in this position from July 2011 to present. Mr. Stearns served from 1985-2009 in ever increasingly responsible technical and management positions with Petroleum Development Corporation concluding as Executive Vice President. Mr. Stearns received a B.S. in Geology from Virginia Polytechnic Institute and State University. Mr. Stearns extensive exploration and production background provide an excellent base to assist in the evaluations of the company’s programs.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis is intended to assist you in understanding the Company’s compensation programs. It is intended to explain the philosophy underlying the Company’s compensation strategy and the fundamental elements of compensation paid to the Company’s Chief Executive Officer, Chief Financial Officer, and other individuals included in the Summary Compensation Table (“Named Executive Officers” or “executive officers”) for the 2010 calendar year. Specifically, this Compensation Discussion and Analysis addresses the following:

•	Objectives of the Company’s compensation programs;

•	What the Company’s compensation programs are designed to reward;

•	Elements of compensation provided to the Named Executive Officers;

•	The purpose of each element of compensation

•	Why the Company elects to pay each element of compensation

•	How each element of compensation was determined by the Compensation Committee of the Board of Directors (“Committee”)

•	How each element and the Company’s decisions regarding its payment relate to our goals

•	Process for determining executive officer compensation; and

•	Other important compensation policies affecting the Named Executive Officers.

The Company’s compensation strategy, above all, is designed to reward results and align all employees’ interests with our stockholders.

The Committee administers the Company’s executive compensation programs. The Committee consists of Richard Cohen, Alan Bell and William Greenwood. The members of the Committee all qualify as independent, outside members of the Board of Directors in accordance with the requirements of current SEC regulations.

The Committee is responsible for setting compensation for the President and Chief Executive Officer and the Chairman of the Board subject to approval by the Board of Directors. The President and Chief Executive Officer recommends the compensation for the other Named Executive Officers subject to approval by the Committee and the Board of Directors.

Objectives of the Company’s Compensation Programs

The Committee has the responsibility for continually monitoring the compensation paid to the Named Executive Officers. The Committee believes that compensation of the Company’s Named Executive Officers should encourage creation of stockholder value and achievement of strategic corporate objectives. Specifically, the Committee is committed to ensuring that the total compensation package for the Named Executive Officers will serve to:

•	attract, retain and motivate highly qualified senior executives by providing base salaries that are competitive with our peer companies;

•

enhance the Company’s near-term financial performance by basing annual bonuses on performance measures that relate to enhancement of the value of the Company’s profitability during the measurement period; and

•	increase stockholder value by providing long-term incentives around stock ownership in an effort to align the interests of senior executives with those of our stockholders.

What the Company’s Compensation Programs Are Designed to Reward

The Named Executive Officers’ compensation is designed to reward short-term performance as well as long-term performance. The Company’s policy is to provide a portion of the executive officers’ compensation in cash including an annual base salary and an opportunity to receive an annual bonus which remains at risk. The annual bonus is typically tied to the main controllable operating criteria of the Company. These operating criteria are based on three elements: (i) growth in reserves year over year; (ii) increased annual production volumes; and (iii) limiting finding and development costs. The Company intentionally ties the annual bonus to these three elements to keep executive officers focused on the elements of the Company’s business that are critical to its success in the marketplace. If set targets related to one or more of these three elements are not achieved, annual bonuses may not be awarded.

Due to various economic conditions during 2010, the Company was unable to achieve its performance goals. However, based upon individual achievement and a desire to retain its key talent, the Company did pay small bonuses for 2010.

During 2010, the Company continued its program of granting shares of restricted common stock. Consistent with its commitment to compensation tied to performance and increasing stockholder value, restricted stock was granted to all employees, not just the executive officers, in an effort to keep the executive officers and the employees focused on the Company’s long-term goals. Because the grants of restricted stock are subject to a three year vesting schedule, the awards also assist in retaining the executives and employees for a period of time.

Process for Determining Executive Officer Compensation

Role of the Committee. The Compensation Committee, pursuant to the Dune Energy, Inc. Compensation Committee Charter, is charged with reviewing the competitiveness of the Company’s executive compensation programs to ensure: (i) the attraction and retention of corporate officers; (ii) the motivation of corporate officers to achieve the Company’s business objectives; and (iii) the alignment of interests of key leadership with the long-term interests of the Company’s stockholders.

For the periods presented, the Committee had responsibility for reviewing and recommending to the Board of Directors corporate goals and objectives relevant to the President and Chief Executive Officer’s and the Chairman of the Board’s compensation, evaluating the President and Chief Executive Officer’s and the Chairman of the Board’s performance in light of these goals and objectives, and setting the President and Chief Executive Officer’s and the Chairman of the Board’s compensation levels based on this evaluation. In determining the long-term equity award component of the President and Chief Executive Officer’s and the Chairman of the Board’s compensation, the Committee generally considers criteria such as the Company’s financial and operating performance and relative stockholder return, the value of similar long-term incentive awards to chief executive officers and board chairmen within the Company’s peer companies, and the awards previously given to the President and Chief Executive Officer and the Chairman of the Board. Going forward, the Compensation Committee will no longer review the compensation level of the Chairman of the Board and will only review and recommend the compensation level of the Chief Executive Officer.

The Committee also reviews and makes recommendations to the Board of Directors concerning the base salary, annual bonus and other compensation of all corporate officers at the level of corporate vice president and above, and approves the general compensation guidelines recommended by management for the remainder of the employees. As part of the compensation setting process, the President and Chief Executive Officer makes recommendations to the Committee and the members of the Committee set the appropriate level of compensation for each of the other executive officers. If the President and Chief Executive Officer finds it necessary to fill an existing position, he has decision making authority to set compensation within preestablished parameters that have been approved by the Committee.

Additionally, the Committee will periodically review the Company’s incentive plans and other equity-based plans. The Committee will review, adopt, and submit to the Board of Directors any proposed arrangement or plan, and any amendment to an existing arrangement or plan that provides or will provide benefits to the Named Executive Officers collectively or to an individual executive officer. The Committee will also review trends in executive compensation. The Committee has sole authority to retain and terminate a compensation consultant or other advisor as the Committee sees appropriate.

Compensation Consultant. The Committee has the ability under its charter to engage, retain and terminate the services of outside legal counsel, compensation consultants and other advisors. In 2009, the Committee engaged the services of Alvarez & Marsal Taxand, LLC (“A&M”) to advise the Committee on certain executive compensation matters. A&M conducted a review of the total compensation program for the President and Chief Executive Officer, Chairman of the Board and Senior Vice President and Chief Financial Officer. The 2009 compensation review provided the Committee with relevant market data from its peer companies and alternatives to consider when making compensation decisions. Because the Company’s compensation strategy did not change from 2009 to 2010, the Company did not undertake an additional review of its compensation strategy as compared to its peer companies’. However, the Company intends to periodically undertake such a review to ensure reasonable and competitive pay practices.

Establishing Compensation for Named Executive Officers

As part of the 2009 executive compensation review the Committee asked A&M to develop a group of peer companies within the oil and gas exploration industry. The group of peer companies consisted of companies with similar business and financial characteristics. The composition peer group may be reevaluated for future reviews.

The ten (10) peer companies established for purposes of reviewing compensation for Named Executive Officers in 2009 were:

•	Brigham Exploration Company;

•	Callon Petroleum Company;

•	Energy XXI, Ltd.;

•	GMX Resources, Inc.;

•	Goodrich Petroleum Corporation;

•	Meridian Resource Corporation;

•	Parallel Petroleum Corporation;

•	PetroQuest Energy, Inc.;

•	RAM Energy Resources, Inc.; and

•	Venoco, Inc.

The Committee reviewed compensation benchmarking comparisons based on job title comparison among executives within the peer companies to assist in establishing the elements and levels of compensation for its Named Executive Officers.

Elements of Compensation Provided to the Named Executive Officers

The Committee has determined that it is in the Company’s and stockholders’ best interests to provide competitive compensation to attract and retain the most qualified executive officers with demonstrated leadership abilities that will secure the future of the Company. The Committee does this by providing compensation that is tied to the Company’s short- and long-term performance goals to motivate our executive officers to attain these goals.

The elements of compensation utilized during 2010 to compensate the Named Executive Officers include:

•	Base Salary;

•	Annual Bonus;

•	Long-Term Equity Awards;

•	Retirement Benefits; and

•	Health and Insurance Plans.

Below is a discussion of each element of compensation listed above, including the purpose of each element of compensation, why the Committee elects to pay each element of compensation, how each element of compensation was determined by the Committee, and how each element and the Committee’s decisions regarding the payment of each element relate to the Company’s goals.

Base Salary. Base salary is the starting point in a compensation package that will attract and retain executives. Base salary provides a steady income as a base upon which performance incentives can build. The Committee believes that base salary should be competitive with its peer companies in the oil and gas exploration industry. Named Executive Officer compensation was set to be competitive with the Company’s peer companies based on the executives’ experience.

It is the Committee’s goal to set base salary to reflect the role and responsibility of the executive officer over time. Base salary, although not directly connected to performance, is essential to compete for talent and the Company’s failure to pay a competitive base salary could harm our ability to recruit and retain management. Base salary was determined by analyzing base salaries of comparable executives in our peer companies and considering the abilities, qualifications, accomplishments, and prior work experience of each executive officer.

Pursuant to the terms of his employment agreement, Mr. Watt agreed to forgo his base salary increase for 2010 and, additionally, agreed to forgo his base salary increase through 2011. Mr. Frank Smith and Mr. Hal Bettis were granted modest increases to their base salaries effective January 1, 2011.

Named Executive Officer	2009 Base Salary	2010 Base Salary	2011 Base Salary
James Watt, President and Chief Executive Officer	$550,000	$550,000	$550,000
Frank Smith, Senior Vice President and Chief Financial Officer	268,000	268,000	279,000
Hal Bettis, Executive Vice President and Chief Operating Officer	268,000	268,000	279,000

Annual Bonus. Annual bonuses are provided to the Named Executive Officers through the Company’s bonus program which is designed to support the near-term initiatives of the business and to position the Company for the future by focusing on annual goals, both financial and operational. The Named Executive Officers have the opportunity to receive an annual bonus that is tied to the main controllable operating criteria of the Company. These operating criteria are based on three elements: (i) growth in reserves year over year; (ii) increased annual production volumes; and (iii) limiting finding and development costs. The Company intentionally ties the annual bonus to these three elements to keep executive officers focused on the elements of the Company’s business that are critical to its success in the marketplace. Additionally, individual goals are set for each executive officer, which can impact the actual annual bonus awarded to them.

The Committee sets target annual bonus opportunities so that total cash compensation (base salary, plus annual target bonus) is competitive with executives in our peer companies. The Company’s annual bonus is designed to pay for performance and is at risk. Annual bonuses amounts could payout between zero and two hundred percent (200%) of each Named Executive Officer’s base salary target percentage based on performance to target levels set by the Committee. Performance achievement takes into account individual performance, Company performance and the performance of the Company’s peer companies. The Company did not meet its performance expectations in 2010; however, minimal annual bonus payments were made to the Named Executive Officers based on individual contributions and as a retention tool. The bonus awarded to the Named Executive Officers was equal to ten percent (10%) of their respective Base Salaries.

The annual bonus amounts awarded to Named Executive Officers from 2008 to 2010 are as follows:

Named Executive Officer	2008 Bonus	2009 Bonus	2010 Bonus
James Watt, President and Chief Executive Officer	$110,000	$0	$55,000
Frank Smith, Senior Vice President and Chief Financial Officer	95,000	0	26,800
Hal Bettis, Executive Vice President and Chief Operating Officer	95,000	0	26,800

Long-Term Equity Awards. Base salary and annual bonus tend to reward shorter term goals; however, it is important to focus on long-term performance of the Company. Prior to the 2007 change in the compensation philosophy, the Company granted stock options. None of the stock option grants remained exercisable and outstanding in 2010. Restricted stock is granted to executives to align their interests with those of stockholders and to incent executives to increase the Company’s stock price over time. It is the Committee’s belief that executive officers need to have a significant interest tied to long-term performance and increasing stockholder value. The Committee believes the best way to accomplish this is through stock ownership of the Company.

Prior to the adoption of the Dune Energy, Inc. 2007 Stock Incentive Plan (“Stock Incentive Plan”) in 2007, the Company granted nonqualified stock options and restricted stock to executives through the use of stand-alone agreements. In November 2010, the Company granted shares of restricted stock pursuant to the terms of the Stock Incentive Plan. The shares granted vest based on time over a three year period.

Retirement Benefits. The Company does not have a defined benefit pension plan. However, the Named Executive Officers are eligible to participate in the Dune Energy 401(k) Plan (“401(k) Plan”), which is a Company-wide, tax-qualified retirement plan. The intent of this plan is to provide all employees with a tax-advantaged savings opportunity for retirement. The Company sponsors this plan to help employees in all levels of the Company save and accumulate assets for use during their retirement. As required, eligible pay under this plan is capped at Internal Revenue Code (“Code”) annual limits. The Company makes annual matching contributions to the 401(k) Plan on behalf of all employees, including the Named Executive Officers.

Health and Insurance Plans. The Named Executive Officers are eligible to participate in Company-sponsored benefit plans on the same terms and conditions as those generally provided to salaried employees. Basic health benefits, dental benefits, and similar programs are provided to make certain that access to healthcare and income protection is available to the Company’s employees and the employees’ family members. The cost of Company-sponsored benefit plans are negotiated by the Company with the providers of such benefits and the executive officers contribute to the cost of the benefits.

Perquisites. The Company does not believe in providing perquisites for its executive officers. In fact, with one exception, the Company does not provide perquisites to any of its executive officers. The Company continues to provide only one executive officer, Mr. Bettis, with a car allowance that was provided under an arrangement with a company previously acquired by Dune Energy.

Other Important Compensation Policies Affecting the Named Executive Officers

Financial Restatement. Currently, the Committee does not have an official policy in place governing retroactive modifications to any cash or equity-based incentive compensation paid to the Named Executive Officers where the payment of such compensation was predicated upon the achievement of specified financial results that were subsequently the subject of a restatement. The Committee will, if the need arises, make a determination as to whether and to what extent compensation should be clawed back should there be a financial restatement.

Stock Ownership Requirements. The Committee does not maintain a policy relating to stock ownership guidelines or requirements for its Named Executive Officers. The Committee does not believe it is necessary to impose such a policy on the executive officers. The Named Executive Officers, as a group, held approximately 6% of the Company’s stock as of March 31, 2011. If circumstances change, the Committee will review whether such a policy is appropriate for its executive officers.

Trading in the Company’s Stock Derivatives. The Committee does not currently have a policy in place prohibiting executive officers of the Company from purchasing or selling options on the Company’s common stock, engaging in short sales with respect to the Company’s common stock, or trading in puts, calls, straddles, equity swaps or other derivative securities that are directly linked to the Company’s common stock. The Committee is not aware that any of the executive officers have entered into these types of arrangements.

Tax Deductibility of the Named Executive Officers’ Incentive and Equity Compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction to public companies for compensation over $1.0 million paid to a corporation’s Principal Executive Officer and the three (3) other most highly compensated executive officers (excluding the Principal Financial Officer). In connection with the compensation of the Company’s executive officers, the Committee is aware of Code section 162(m) as it relates to deductibility of qualifying compensation paid to executive officers. The Committee attempts, where practical, to comply with the requirements of Code section 162(m) so that all compensation is deductible.

Employment Agreements. In 2009 the Company executed amended and restated employment agreements with the President and Chief Executive Officer, and the Senior Vice President and Chief Financial Officer. The Company’s third party lender encouraged the Company to extend the term of the President and Chief Executive Officer’s employment agreement, and enter into a new employment agreement with the Senior Vice President and Chief Financial Officer as a condition of future funding. It also executed an amended and restated employment agreement for the Chairman of the Board on February 16, 2010 for an additional one year term.

All of the employment agreements have termination trigger events that provide for the payment of severance to the executive officer upon certain termination events. The Company has included these post-termination trigger events in the employment agreements to provide a safe harbor so that the executive officer can provide services to the Company without being focused on the risk of losing employment with the Company. Additionally, we maintain a separate severance plan for the Named Executive Officers who do not have an employment agreement with the Company. With respect to those Named Executive Officers who have an employment agreement in effect, severance benefits are limited to those as set forth in the respective employment agreements.

Set forth below are the general terms and conditions of each of the employment agreements. Each executive has the right to voluntarily terminate his employment at any time.

James Watt—President and Chief Executive Officer

Mr. Watt’s current employment agreement was entered into on October 1, 2009 and is for a term of three years. The Company or Mr. Watt may give written notice at least sixty (60) days prior to the end of the three year term of the intent to terminate or modify the agreement. If no such notice is given, the Agreement will automatically renew.

Under the agreement, Mr. Watt serves as the President and Chief Executive Officer of the Company. Pursuant to the agreement, Mr. Watt will receive a $550,000 annual base salary for the period beginning on the Commencement Date (October 1, 2009) and for each subsequent year through the ending date of the agreement. Mr. Watt’s previous employment agreement provided annual increases to his base salary, but he has forgone those increases in his acceptance of the new agreement. During the term of the agreement, Mr. Watt is also entitled to earn an annual performance bonus. The amount of the annual bonus is targeted at 100% of his annual base salary, based upon performance criteria established by the Committee. The amount of the actual annual bonus can be less than or more than the target annual bonus, but in no event will it exceed 200% of the then applicable base salary.

According to the terms of the agreement, Mr. Watt also received a grant of 2,500 shares of restricted stock (“Watt Restricted Shares”). The Watt Restricted Shares vest 559 shares on September 30, 2010, an additional 559 shares on September 30, 2011, and 557 shares on September, 2012 so long as Ms. Watt is employed on the vesting dates. The remaining 825 shares will vest based on achievement of Proved Reserves and TSR performance measures in accordance with the 2007 Stock Incentive Plan and applicable agreement.

Mr. Watt is entitled to medical, disability insurance, life insurance and other similar benefits provided by the Company, subject to the terms and conditions of those programs.

Mr. Watt was also entitled to the reimbursement of relocation expenses in connection with his relocation from Dallas, Texas to Houston, Texas. The relocation expenses included temporary living and travel expenses, the commission on the sale of his existing home in Dallas, closing costs on the purchase of his new home in Houston, and moving expenses. The reimbursement obligation will remain in effect until the earlier of date that is five years from the end of the term of this agreement (including any extensions of the term resulting from contract renewal) or the date the obligation is satisfied through payment of all such relocation expenses.

In the event that the Company terminates Mr. Watt’s employment without cause, Mr. Watt terminates his employment for Good Reason (as defined below) or upon termination within twelve (12) months of a change in control, Mr. Watt will be entitled to severance pay equal to 2.99 times the sum of his then applicable base salary and the target annual bonus amount, payable in six (6) equal monthly installments. Mr. Watt will also be entitled to payment for any annual bonus earned in the year preceding termination, but not yet paid, and accrued and unused vacation days during the year of termination. At the date of termination in connection with a change in control, all of the Watt Restricted Shares will be immediately vested.

Good Reason means any of the following which remain uncured after thirty (30) days prior written notice is received by the Company from Mr. Watt:

(1)	The failure of the Company to continue Mr. Watt in the position of President and Chief Executive Officer of the Company (or such other senior executive position as may be offered by the Company and which Mr. Watt may in his sole discretion accept);

(2)	Material diminution by the Company of Mr. Watt’s responsibilities, duties, or authority in comparison with the responsibilities, duties and authority held during the six (6) month period immediately preceding the diminution, or assignment to Mr. Watt of any duties inconsistent with Mr. Watt’s position as the senior Executive officer of the Company (or such other senior executive position as may be offered by the Company and which Mr. Watt may in his sole discretion accept);

(3)	Failure by the Company to pay and provide Mr. Watt the compensation and benefits provided for in his employment agreement; or

(4)	The requirement that Mr. Watt relocate his residence outside the State of Texas.

Additionally, Mr. Watt is entitled to receive a gross-up payment in the event that he is subject to a Code section 280G excise tax pursuant to a change in control of the Company.

In the event the initial term expires without a prior termination or resignation, the Company will pay Mr. Watt his base salary and pro rata bonus earned (and unpaid) through the date of the expiration. Mr. Watt will also be entitled to payment for any bonus earned in a preceding year, but not yet paid, and any accrued but unused vacation days during the year the expiration occurs.

The Company will not be obligated to pay any severance pay in the event that Mr. Watt terminates voluntarily or he is terminated for cause.

In the event Mr. Watt’s employment is terminated, unless such termination is without cause or due to a resignation for Good Reason, Mr. Watt will be subject to a one (1) year non-competition provision in his employment agreement.

Frank Smith—Senior Vice President and Chief Financial Officer

Mr. Smith’s employment agreement was entered into on October 1, 2009 and was for a term of three years. The Company or Mr. Smith may give written notice at least sixty (60) days prior to the end of the three year term of the intent to terminate or modify the agreement. If no such notice is given, the Agreement will automatically renew.

Under the agreement, Mr. Smith serves as the Senior Vice President and Chief Financial Officer of the Company. Pursuant to the agreement, Mr. Smith receives a $268,000 annual base salary for the period beginning on the Commencement Date (October 1, 2009). His annual base salary was increased to $279,000 effective January 1, 2011. During the term of the agreement, Mr. Smith is also entitled to earn an annual performance bonus. The amount of the annual bonus is targeted at 60% of his annual base salary, based upon performance criteria established by the Committee. The amount of the actual annual bonus can be less than or more than the target annual bonus, but in no event will it exceed 120% of the then applicable base salary.

According to the terms of the agreement, Mr. Smith also received a grant of 2,000 shares of restricted stock (“Smith Restricted Shares”). The Smith Restricted Shares vest 447 shares on September 30, 2010, an additional 447 shares on September 30, 2011, and 446 shares on September 30, 2012 so long as Mr. Smith is employed on the vesting dates. The remaining 660 shares will vest based on achievement of Proved Reserves and TSR performance measures in accordance with the 2007 Stock Incentive Plan and applicable agreement.

Mr. Smith is entitled to medical, disability insurance, life insurance and other similar benefits provided by the Company, subject to the terms and conditions of those programs.

In the event that the Company terminates Mr. Smith’s employment without cause, Mr. Smith terminates his employment for Good Reason (as defined below) or upon termination within twelve (12) months of a change in control, Mr. Smith will be entitled to severance pay equal to 2.0 times the sum of his then applicable base salary and the target annual bonus amount, payable in six (6) equal monthly installments; however, if Mr. Smith terminates his employment for Good Reason not in connection with a change in control or is involuntary terminated not for cause, he will be entitled to severance pay equal to 1.0 times the sum of his then applicable base salary and the target annual bonus amount, payable in six (6) equal monthly installments. Mr. Smith will also be entitled to payment for any annual bonus earned in the year preceding termination, but not yet paid, and accrued and unused vacation days during the year of termination. At the date of termination in connection with a change in control, all of the Smith Restricted Shares will be immediately vested.

Good Reason means any of the following which remain uncured after thirty (30) days prior written notice is received by the Company from Mr. Smith:

(1)	The failure of the Company to continue Mr. Smith in the position of Senior Vice President and Chief Financial Officer of the Company (or such other senior executive position as may be offered by the Company and which Mr. Smith may in his sole discretion accept);

(2)	Material diminution by the Company of Mr. Smith’s responsibilities, duties, or authority in comparison with the responsibilities, duties and authority held during the six (6) month period immediately preceding the diminution, or assignment to Mr. Smith of any duties inconsistent with Mr. Smith’s position as the senior Executive officer of the Company (or such other senior executive position as may be offered by the Company and which Mr. Smith may in his sole discretion accept);

(3)	Failure by the Company to pay and provide Mr. Smith the compensation and benefits provided for in his employment agreement; or

(4)	The requirement that Mr. Smith relocate his residence outside the State of Texas.

Additionally, Mr. Smith is entitled to receive a gross-up payment in the event that he is subject to a Code section 280G excise tax pursuant to a change in control of the Company.

In the event the initial term expires without a prior termination or resignation, the Company will pay Mr. Smith his base salary and pro rata bonus earned (and unpaid) through the date of the expiration. Mr. Smith will also be entitled to payment for any bonus earned in a preceding year, but not yet paid, and any accrued but unused vacation days during the year the expiration occurs.

The Company will not be obligated to pay any severance pay in the event that Mr. Smith terminates voluntarily or he is terminated for cause.

In the event Mr. Smith’s employment is terminated, unless such termination is without cause or due to a resignation for Good Reason, Mr. Smith will be subject to a one (1) year noncompetition provision in his employment agreement.

The Company’s Severance Plan. The Company provides severance benefits under the Dune Energy, Inc. Employee Severance Plan (“Severance Plan”). The Named Executive Officers who are not covered by an employment agreement are entitled to severance benefits under the Severance Plan. If an executive officer’s employment is terminated without cause or if the executive officer is terminated or resigns for good reason in connection with a change in control, the executive officer will be entitled to severance benefits. The Severance Plan provides for a severance payment equal to the executive officer’s then current base salary plus his/her target annual bonus for the year of termination. If an executive officer terminates employment due to death or disability, he or she will be entitled to payment of accrued base salary and a pro rata portion of his or her annual target performance bonus.

On October 6, 2010, the Company amended and restated the Severance Plan (“2010 Severance Plan”). The 2010 Severance Plan increases the severance payment payable on a termination without cause not in connection with a change in control from six months to one year of the executive officer’s current base salary plus the target annual bonus. The provisions for termination without cause in connection with a change in control, termination for good reason in connection with a change in control, and death or disability remained the same between the previous Severance Plan and the 2010 Severance Plan.

Summary Compensation Table

The Summary Compensation Table below displays the total compensation awarded to, earned by or paid to the Named Executive Officers for the fiscal years ending December 31, 2010, December 31, 2009 and December 31, 2008. All amounts shown below are in dollars.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)		Stock Award(s) (1) ($) (e)		Option Awards(s) ($) (f)	Non- Equity Incentive Plan Compe- nsation ($) (g)	Change in Pension Value and Non- Qualified Deferred Compe- nsation Earnings ($) (h)	All Other Compe- nsation ($) (i)		Total ($) (j)
James Watt, President and Chief Executive Officer	2010 2009 2008	$550,000 550,000 537,500	$55,000 — 110,000	(2)	$23,375 187,500 574,340	(3) (3) (3)(4)	— — —	— — —	— — —	$48,106 16,500 15,500	(5) (6) (6)	$676,481 754,000 1,237,340

Frank Smith, Senior Vice President and Chief Financial Officer	2010 2009 2008	268,000 268,000 268,000	26,800 — 95,000	(2)	11,390 150,000 120,690	(3) (3) (3)	— — —	— — —	— — —	16,500 16,500 15,500	(6) (6) (6)	322,090 434,500 497,315

Hal Bettis, Executive Vice President and Chief Operating Officer	2010 2009 2008	268,000 268,000 268,000	26,800 — 95,000	(2)	11,390 7,038 120,690	(3) (3) (3)	— — —	— — —	— — —	18,900 18,900 17,900	(7) (7) (7)	322,090 293,938 506,198

(1)	The amounts in column (e) represent the fair value of the restricted stock awards granted in 2010, 2009 and 2008. The fair value of these awards is based on the fair market value on the date of grant, calculated as the closing trading value of the Company’s common stock on the date of grant.
(2)	Represents bonus awards earned in 2008, but paid in 2009.
(3)	The stock award compensation amount for 2010, 2009 and 2008 was calculated based on the fair value of the award as of the date of each grant.
(4)	This value includes the fair market value on date of grant for the shares of restricted stock granted in lieu of cash with respect to the bonus for 2007 paid in 2008. The restricted stock was awarded in an amount equal to 125% of portion of the bonus not paid in cash ($256,000) divided by the closing market price ($1.70) of the Company’s common stock on the day immediately preceding payment of all bonuses to employees. The shares of restricted stock vested one year from the date of grant.
(5)	In 2010, the repurchase feature with respect to the April 17, 2007 restricted stock grant of 600,000 shares was removed. This modification resulted in a gross-up payment for taxes in the amount of approximately $31,606.
(6)	Represents matching contributions allocated to the executive’s accounts under the 401(k) Plan.
(7)	Represents matching contributions allocated to Mr. Bettis’ account in the 401(k) Plan in the amount of $16,500 in 2010 and 2009, $15,500 in 2008, and $2,400 for a car allowance in 2010, 2009 and 2008.

GRANTS OF PLAN BASED AWARDS

The Grants of Plan Based Awards Table discloses the total number of equity and non-equity incentive based plan awards actually granted in 2010. The Grants of Plan Based Awards Table should be read in conjunction with the Summary Compensation Table. The value of the equity award granted during 2010 is shown at the grant date fair value of the award.

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise of Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards (l)
		Threshold ($) (c)	Target ($) (d)	Maxi- mum ($) (e)	Threshold ($) (f)	Target ($) (g)	Maxi- mum ($) (h)
James Watt	11/18/2010	—	—	—	—	—	—	137,500	—	—	$23,375	(1)
Frank Smith	11/18/2010	—	—	—	—	—	—	67,000	—	—	11,390	(1)
Hal Bettis	11/18/2010	—	—	—	—	—	—	67,000	—	—	11,390	(1)

(1)	Represents the fair value of the shares granted at a per share fair value of $0.17 on the grant date.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The Outstanding Equity Awards at Fiscal Year End Table reflects each Named Executive Officer’s unexercised option award holdings and unvested restricted stock awards at December 31, 2010 on an individual award basis.

Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested (#) (h)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
James Watt	—	—	—	—	—	352,601	$141,040	(1)	—	—
Frank Smith	—	—	—	—	—	232,268	92,907	(1)	—	—
Hal Bettis	—	—	—	—	—	97,334	38,934	(1)	—	—

(1)	The fair market value of Dune Energy stock on December 31, 2010 was $0.40 per share.

OPTION EXERCISES AND STOCK VESTED

The Option Exercises and Stock Vested Table reflects the stock options actually exercised by, and shares of stock that vested for, each of the Named Executive Officers during 2010.

	Option Awards(1)		Stock Awards
Name (a)	Number of Shares Acquired On Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
James Watt	—	—	276,766	$39,886	(2)
Frank Smith	—	—	59,599	7,559	(4)
Hal Bettis	—	—	28,466	8,506	(5)

(1)	No stock options were exercised by the Named Executive Officers in 2010.
(2)	Represents the fair market value for 200,000 shares on April 17, 2010 at $0.16 per share, 20,933 shares on August 1, 2010 at $0.11 per share, and 55,833 shares on September 30, 2010 at $0.10 per share.
(3)	Represents the fair market value for 20,933 shares on August 1, 2010 at $0.11 per share, and 20,933 shares on December 31, 2010 at $0.40 per share.
(4)	Represents the fair market value for 9,933 shares on August 1, 2010 at $0.11 per share, 44,666 shares on September 30, 2010 at $0.10 per share, and 5,000 shares on December 17, 2010 at $0.40 per share.
(5)	Represents the fair market value for 9,933 shares on August 1, 2010 at $0.11 per share, 8,333 shares on December 17, 2010 at $0.40 per share, and 10,200 shares on December 31, 2010 at $0.40 per share.

PENSION BENEFITS

The Pension Benefits Table discloses information pertaining to pension benefits provided to the Named Executive Officers. The Company does not provide pension benefits to the Named Executive Officers.

NONQUALIFIED DEFERRED COMPENSATION

The Nonqualified Deferred Compensation Table discloses information pertaining to nonqualified deferred compensation benefits provided to the Named Executive Officers. The Company does not provide nonqualified deferred compensation benefits to the Named Executive Officers.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

This section discusses the incremental compensation that would be payable by the Company to each Named Executive Officer in the event of the Named Executive Officer’s termination of employment with the Company under various scenarios (“termination events”) including 1) voluntary resignation; 2) involuntary termination; 3) termination without cause or for Good Reason in connection with a change in control; 4) termination in the event of disability; and 5) termination in the event of death. In accordance with applicable SEC rules, the following discussion assumes:

(i) That the termination event in question occurred on December 31, 2010; and

(ii) With respect to calculations based on the Company’s stock price, we used $0.40, which was the reported closing price of one share of the Company’s common stock on December 31, 2010.

Pursuant to applicable SEC rules, the analysis contained in this section does not consider or include payments made to a Named Executive Officer with respect to contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation, in favor of executive officers of the Company and that are available generally to all salaried employees, such as the Company’s 401(k) Plan. The actual amounts that would be paid upon a Named Executive Officer’s termination of employment can only be determined at the time of such executive officer’s termination from the Company. Due to the number of factors that affect the nature and amount of any compensation or benefits provided upon the termination events, any actual amounts paid or distributed may be higher or lower than reported below. Factors that could affect these amounts include the timing during the year of any such event and the Company’s stock price.

Pursuant to each of the Restricted Stock Agreements for shares of restricted stock granted pursuant to the 2007 Stock Incentive Plan, the restrictions on all shares of restricted stock shall automatically lapse upon a change in control of the Company as defined in the 2007 Stock Incentive Plan.

James A. Watt

On October 1, 2009, we entered into a new employment agreement with Mr. Watt. This agreement has an initial three (3) year term and unless the Company or Mr. Watt give written notice of intent to terminate or modify the agreement at least sixty (60) days prior to the end of the three year term, it will automatically renew as discussed in the Compensation Discussion and Analysis section entitled “Other Important Compensation Policies Affecting the Named Executive Officers” on page 13.

In his employment agreement, Mr. Watt has a general termination trigger event that provides a severance payment if the Company terminates his employment without cause, Mr. Watt terminates his employment for Good Reason, or if the termination occurs within twelve (12) months of a change in control. In all cases Mr. Watt’s severance payment is equal to 2.99 times the sum of Mr. Watt’s then applicable base salary and the target annual bonus amount.

Mr. Watt will also be fully vested in all his restricted shares from the current employment agreement in the event his employment is terminated in connection with a change in control.

Mr. Watt is entitled to receive a tax gross-up in the event that he is subject to Code section 280G excise tax.

The table below indicates the amount of compensation payable by us to Mr. Watt, including cash severance and restricted stock awards, upon different termination events.

Dune Energy, Inc.

Potential Payments Upon Termination Following Change of Control on December 31, 2010

James A. Watt

Element	Voluntary Resignation	Termination in the Event of Disability	Termination in the Event of Death	Termination Without Cause or For Good Reason	Termination in Connection with a Change in Control (Without Cause or For Good Reason
Cash Severance Payment(1)	—	—	—	$3,289,000	$3,289,000
Restricted Stock Awards(2)	—	63,374	$63,374	44,666	141,040
Excise Tax Gross-Up	—	—	—	—	1,248,793
Total	—	$63,374	$63,374	$3,333,666	$4,678,833

(1)	Mr. Watt will receive a cash severance equal to 2.99 times the sum of base salary and target bonus (100% of base salary) in the event of involuntary termination without cause, a termination in connection with a change in control or a termination for good reason. The cash severance payment will be made over a period of 6 months.
(2)	All restricted stock grants vest in connection with a termination in connection with a change in control pursuant to the restricted stock agreements. Amounts include the value of unvested awards at December 31, 2010 that would vest based on the termination event. The restricted stock granted on August 1, 2008, and November 18, 2010 fully vest upon death or disability. The fair market value of a share of stock on December 31, 2010 was $0.40 per share.

Frank T. Smith, Jr.

On October 1, 2009, we entered into an employment agreement with Mr. Smith. This agreement has an initial three (3) year term and unless the Company or Mr. Smith give written notice of intent to terminate or modify the agreement at least sixty (60) days prior to the end of the three year term, it will automatically renew as discussed in the Compensation Discussion and Analysis section entitled “Other Important Compensation Policies Affecting the Named Executive Officers” on page 13.

In his employment agreement, Mr. Smith has a general termination trigger event that provides a severance payment if the Company terminates his employment without cause, Mr. Smith terminates his employment for Good Reason, or if the termination occurs within twelve (12) months of a change in control. If Mr. Smith is terminated without cause or for Good Reason not in connection with a change in control his severance payment is equal to 1.0 times the sum of his then applicable base salary and target annual bonus amount. However, if Mr. Smith’s termination occurs in conjunction with a change in control, his severance payment is equal to 2.0 times the sum of his then applicable base salary and the target annual bonus amount.

Mr. Smith will also be fully vested in all of his restricted shares in his employment agreement in the event his employment is terminated in connection with a change in control.

Mr. Smith is entitled to receive a tax gross-up in the event that he is subject to Code section 280G excise tax.

The table below indicates the amount of compensation payable by us to Mr. Smith, including cash severance and restricted stock awards, upon different termination events.

Dune Energy, Inc.

Potential Payments Upon Termination Following Change of Control on December 31, 2010

Frank Smith

Element	Voluntary Resignation	Termination in the Event of Disability	Termination in the Event of Death	Termination Without Cause or For Good Reason(1)	Termination in Connection with a Change in Control (Without Cause or For Good Reason
Cash Severance Payment(2)	—	—	—	$428,800	$857,600
Restricted Stock Awards(3)	—	30,773	30,773	35,734	92,907
Excise Tax Gross-Up	—	—	—	—	—
Total	—	$30,773	$30,773	$464,534	$950,507

(1)	If Mr. Smith terminates employment with the Company for Good Reason or is terminated without cause absent a change in control, he would be entitled to the cash severance payment equal to one (1) times the sum of base salary and target bonus (60% of base salary). The cash severance payment will be made over a period of (6) six months.
(2)	Mr. Smith will receive a cash severance equal to 2.0 times the sum of base salary and target bonus (60% of base salary) in the event of an involuntary termination without cause or for good reason in connection with a change in control. The cash severance payment will be made over a period of (6) six months.
(3)	All restricted stock grants vest in connection with a termination in connection with a change in control pursuant to the restricted stock agreements. Amounts include the value of unvested awards at December 31, 2010 that would vest based on the termination event. The restricted stock granted on August 1, 2008, and November 18, 2010 fully vest upon death or disability. The fair market value of a share of stock on December 31, 2010 was $0.40 per share.

Hal Bettis

The terms of the Severance Plan, the 2007 Stock Incentive Plan, and the Restricted Stock Agreements provide what benefits Mr. Bettis will be entitled to receive upon termination in connection with a change in control.

The Severance Plan provides that Mr. Bettis will be entitled to severance in the amount of one (1) times the sum of Mr. Bettis’ then applicable Base Salary and Target Bonus (70% of base salary) should his employment be involuntarily terminated without cause, involuntarily terminated in connection with a change in control or if Mr. Bettis resigns for good reason in connection with a change in control. The terms of the Severance Plan, as amended on October 6, 2010, provide that should his employment be involuntarily terminated without cause absent a change in control, he would be eligible for an amount equal to twelve (12) months of his then applicable Base Salary plus annual target bonus.

The Severance Plan also provides that Mr. Bettis would be entitled to a payout equal to his pro-rata target bonus upon termination due to death or disability.

In accordance with the Restricted Stock Agreements granted under the 2007 Stock Incentive Plan, on termination in connection with a change in control Mr. Bettis will be fully vested in the shares of restricted stock granted to him on August 1, 2008, December 31, 2009 and November 18, 2010.

Mr. Bettis is not entitled to receive a tax gross-up upon termination in connection with a change in control in the event that he is subject to Code section 280G excise tax.

The table below indicates the amount of compensation payable by us to Mr. Bettis, including cash severance and restricted stock awards, upon different termination events.

Dune Energy, Inc.

Potential Payments Upon Termination Following Change of Control on December 31,

2010 Hal Bettis

Element	Voluntary Resignation	Termination in the Event of Disability	Termination in the Event of Death	Termination Without Cause or	Termination In For Good Reason	Termination in Connection with a Change in Control (Without Cause or For Good Reason
Cash Severance Payment(1)	—	$187,600	$187,600	$455,600	—	$455,600
Restricted Stock Awards(2)	—	38,934	38,934	—	—	38,934
Excise Tax Gross-Up	n/a	n/a	n/a	n/a	n/a	n/a
Total	—	$226,534	$30,773	$455,600	$—	$494,534

(1)	Mr. Bettis will receive a cash severance equal to 1.0 times the sum of base salary and target bonus (70% of base salary) in the event of an involuntary termination without cause or an involuntary termination without cause or for good reason in connection with a change in control. The cash severance payment will be made within 90 days of termination of employment.
(2)	All restricted stock grants vest in connection with a termination in connection with a change in control pursuant to the restricted stock agreements. Amounts include the value of unvested awards at December 31, 2010 that would vest based on the termination event. The restricted stock granted on August 1, 2008, December 31, 2009, and November 18, 2010 fully vest upon death or disability. The fair market value of a share of stock on December 31, 2010 was $0.40 per share.

COMPENSATION OF DIRECTORS

Non-employee members of the Board of Directors are entitled to an annual retainer in the amount of $30,000, which is paid quarterly. Each Director is also entitled to a fee in the amount of $1,000 per Board meeting attended. The Chairman of the Board receives an additional annual retainer of $20,000, which is paid quarterly, the Chairman of the Audit Committee receives an additional annual retainer of $10,000, which is paid quarterly and the Chairman of each of the Nominations Committee and the Compensation Committee each receives an additional retainer of $4,000 which is paid quarterly. The Committee members are paid a fee of $750 per meeting attended. Directors and Committee members receive meeting fees only for meetings they attend.

For 2009, the Directors could elect to receive Board fees in cash or in shares of Company stock. If an election to receive Company stock was made, such Director was entitled to the number of shares equal to 125% of the Board fees earned divided by the fair market value of the stock on such date. These shares would vest on the first anniversary of the date of grant. Mr. Cohen and Mr. Barrenechea elected to receive cash. Messrs. Bell, Greenwood and Sisselman elected to receive shares of stock.

Prior to the adoption of the new compensation program for Directors, Directors were compensated with stock options instead of cash and restricted stock. Beginning in December of 2007, the Company began granting restricted stock to Directors.

On November 18, 2010, Mr. Steve Barrenechea, Mr. Steve Sisselman, Mr. Richard Cohen, Mr. Alan Bell, and Mr. William Greenwood were each granted 9,000 shares of restricted stock in consideration of services performed in 2010. These shares vest ratably over three (3) years.

Mr. James Watt serves as a Director but is not entitled to any additional compensation for such service.

The Director Compensation Table below displays the total compensation awarded to, earned by or paid to Directors for the fiscal year ending December 31, 2010. All amounts shown below are in dollars.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards(1) ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)	Total ($) (h)
Steve Barrenechea	$43,750	$1,530	—	—	—	—	$45,280
Alan Bell	42,000	1,530	—	—	—	—	45,530
Richard Cohen	47,750	1,530	—	—	—	—	49,280
William Greenwood	34,500	1,530	—	—	—	—	36,030
Steve Sisselman	28,500	1,530	—	—	—	—	30,030

(1)	Represents grants of 9,000 shares awarded on November 18, 2010 with a fair value of $0.40 per share. These shares vest ratably over three years.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of February 21, 2012 by (i) each of our current executive officers (the “Named Executive Officers”) and directors; (ii) each person who, to our knowledge, beneficially owns more than 5% of outstanding shares of our common stock; and (iii) all of our current directors and executive officers as a group:

Name of Beneficial Owner(1)	Amount(2)		Percent of Class
James A. Watt (President, Chief Executive Officer and Director)	11,080	(3)	*
Frank T. Smith, Jr. (Senior Vice President and Chief Financial Officer)	3,098	(4)	*
Hal L. Bettis (Senior Vice President and Chief Operating Officer)	873	(5)	*
Michael R. Keener (Director)	—		*
Steven P. Kovacs (Director)	—		*
Dr. Alexander A. Kulpecz, Jr. (Director)	—		*
Emanuel R. Pearlman (Director)	—		*
Robert A. Schmitz (Director and Chairman of the Board)	—		*
Eric R. Stearns	—		*
Zell Credit Opportunities Master Fund, L.P.(6)	2,523,527	(6)	6.5%
Strategic Value Partners, LLC(7)	9,749,232	(7)	25.3%
Highbridge International LLC(8)	2,058,351	(8)	5.3%
BlueMountain Capital Management, LLC(9)	7,256,106	(9)	18.8%
West Face Capital Inc.(10)	5,929,241	(10	15.4%
TPG Funds(11)	5,303,846	(11)	13.7%
Bank of America Corporation(12)	2,980,150	(12)	7.7%
All Officers & Directors as a Group (9 persons)	15,702	(3)–(5)	*

*	Indicates ownership of less than 1%.
(1)	Unless otherwise indicated, the address of the beneficial holder is c/o Dune Energy, Inc., Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002. The number of shares and any exercise prices with respect to awards and equity issuances made prior to December 1, 2009 have been adjusted to give effect to the 1-for-5 reverse stock split effective December 1, 2009 and the 1-for-100 reverse stock split effective December 22, 2011.
(2)	Under Rule 13d-3 promulgated by the SEC, a person is deemed to be the beneficial owner of securities if one has the power to vote or direct the voting of such securities or has the power to dispose or direct the disposition of such securities. A person is also deemed to be the beneficial owner of securities that can be acquired by such person within 60 days. For purposes hereof, each beneficial owner’s percentage ownership is determined by assuming that options that are held by such person (but not held by any other person), and which are exercisable within 60 days from the Record Date, have been exercised. As of February 21, 2012, an aggregate of 38,579,630 shares of common stock were outstanding.
(3)	Includes voting power with respect to 1,384 unvested shares of common stock awarded under pursuant to certain employment and restricted stock agreements with Mr. Watt dated October 1, 2009, of which 559 shares vest on September 30, 2012 and 825 shares vest in accordance with certain performance-based criteria set forth in the aforementioned agreements.
(4)	Includes voting power with respect to 1,107 unvested shares of common stock awarded under pursuant to certain employment and restricted stock agreements with Mr. Smith dated October 1, 2009, of which 447 shares vest on September 30, 2012 and 660 shares vest in accordance with certain performance-based criteria set forth in the aforementioned agreements.
(5)	Includes voting power with respect to 306 unvested shares of common stock awarded on December 31, 2009 under our 2007 Stock Incentive Plan, which shares vest on December 31, 2012.
(6)	Beneficial Owner’s address is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606. Information based solely upon the Schedule 13D jointly filed with the SEC by Zell Credit Opportunities Master Fund, L.P., Zell Credit Opportunities (GenPar), L.L.C., EGI Investment Manager, L.L.C., SZ Investments, L.L.C. and Chai Trust Company, LLC on January 3, 2012.
(7)	Beneficial Owner’s address is 100 West Putnam Avenue, Greenwich, CT 06830. Information based solely upon the Schedule 13D jointly filed with the SEC by Strategic Value Partners, SVP Special Situations LLC and Victor Khosla on December 3, 2012.
(8)	Beneficial Owner’s address is 40 West 57th Street, 33rd Floor, New York, New York 10019. Information based solely upon the Schedule 13G jointly filed with the SEC by Highbridge Capital Management, LLC and Glenn Dubin on January 9, 2012.
(9)	Beneficial Owner’s address is 280 Park Avenue, 5th Floor East, New York, New York 10017. Information based solely upon the Schedule 13D jointly filed with the SEC by BlueMountain Capital Management, LLC, BlueMountain GP Holdings, LLC, Blue Mountain Credit Alternatives Master Fund L.P., BlueMountain CA Master Fund, GP, Ltd., BlueMountain Long/Short Credit Master Fund L.P., BlueMountain Long/Short Credit GP, LLC, BlueMountain Distressed Master Fund L.P., BlueMountain Distressed GP, LLC, BlueMountain Strategic Credit Master Fund L.P., BlueMountain Strategic Credit GP, LLC and BlueMountain Timberline Ltd. on January 9, 2012.
(10)	Beneficial Owner’s address is 2 Bloor Street East, Suite 810, Toronto, Ontario M4W 1A8. Information based solely upon the Schedule 13G jointly filed with the SEC by West Face Capital Inc. and Gregory A. Boland on January 10, 2012.
(11)

Includes (i) 3,712,692 shares of common stock (the “Opportunity I Shares”) held by TPG Opportunity Fund I, L.P., a Delaware limited partnership (“Opportunity I”), whose general partner is TPG Opportunities Advisors, Inc., a Delaware corporation (“Opportunities Advisors”), and (ii) 1,591,154 shares of common stock (the “Opportunity III Shares” and, together with the Opportunity I Shares, the “TPG Shares”) held by TPG Opportunity Fund III, L.P., a Delaware limited partnership (“Opportunity III” and, together with Opportunity I, the “TPG Funds”), whose general partner is Opportunities Advisors. David Bonderman and James G. Coulter are officers, directors and sole shareholders of Opportunities Advisors and therefore may be deemed to beneficially own the TPG Shares. Messrs. Bonderman and Coulter

disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein. The address of Opportunities Advisors and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102. Information based solely information provided by representatives of the beneficial owners on February 23, 2012.
(12)	Beneficial Owner’s address is 100 North Tryon street, Floor 25, Bank of America Corporate Center, Charlotte, NC, 25255. Information based solely upon the Schedule 13G filed with the SEC by Bank of America Corporation on February 14, 2012.

LEGAL MATTERS

Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The financial statements of Dune at December 31, 2010 and 2009 and accompanying footnotes appearing in this prospectus and registration statement have been audited by MaloneBailey, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

DUNE ENERGY INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Dune Energy, Inc

Houston, Texas

We have audited the accompanying consolidated balance sheets of Dune Energy, Inc (a Delaware Corporation) as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dune Energy, Inc as of December 31, 2010 and 2009 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

See Note 13 for the details of the subsequent restructuring.

/s/ MaloneBailey, LLP

www.malonebailey.com

Houston, Texas

March 3, 2011, except for Note 13 related to the restructuring, which is February 24, 2012

Dune Energy, Inc.

Consolidated Balance Sheets

	December 31,
	2010	2009
ASSETS
Current assets:
Cash	$23,670,192	$15,053,571
Restricted cash	15,753,441	—
Accounts receivable	9,862,849	15,026,945
Assets held for resale	—	36,526,883
Prepayments and other current assets	2,542,624	2,724,666

Total current assets	51,829,106	69,332,065

Oil and gas properties, using successful efforts accounting—proved	526,760,643	541,705,920
Less accumulated depreciation, depletion, amortization and impairment	(294,566,739)	(245,531,157)

Net oil and gas properties	232,193,904	296,174,763

Property and equipment, net of accumulated depreciation of $2,817,158 and $2,247,220	527,357	1,215,123
Deferred financing costs, net of accumulated amortization of $1,456,592 and $1,565,280	786,087	1,026,445
Other assets	12,049,829	4,427,826

	13,363,273	6,669,394

TOTAL ASSETS	$297,386,283	$372,176,222

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$6,953,863	$11,760,370
Accrued liabilities	13,367,402	21,656,922
Derivative liability	—	1,596,545
Short-term debt	1,395,237	1,579,308
Preferred stock dividend payable	2,206,000	1,985,000

Total current liabilities	23,922,502	38,578,145
Long-term debt, net of discount of $4,781,310 and $7,737,553	335,218,690	316,262,447
Other long-term liabilities	12,548,062	17,640,000

Total liabilities	371,689,254	372,480,592

Commitments and contingencies	—	—
Redeemable convertible preferred stock, net of discount of $4,964,014 and $7,205,812, liquidation preference of $1,000 per share, 750,000 shares designated, 207,912 and 192,050 shares issued and outstanding	202,947,986	184,844,188
STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock, $.001 par value, 1,000,000 shares authorized, 250,000 shares undesignated, no shares issued and outstanding	—	—
Common stock, $.001 par value, 300,000,000 shares authorized, 41,912,723 and 39,801,796 shares issued and outstanding	41,912	39,802
Treasury stock, at cost (128,388 and 68,089 shares)	(62,920)	(48,642)
Additional paid-in capital	81,040,691	97,600,721
Accumulated deficit	(358,270,640)	(282,740,439)

Total stockholders’ equity (deficit)	(277,250,957)	(185,148,558)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$297,386,283	$372,176,222

See summary of significant accounting policies and notes to consolidated financial statements.

Dune Energy, Inc.

Consolidated Statements of Operations

	For the Year Ended December 31,
	2010	2009
Revenues	$64,188,647	$52,244,513

Operating expenses:
Lease operating expense and production taxes	25,612,598	28,426,868
Accretion of asset retirement obligation	1,822,959	1,599,555
Depletion, depreciation and amortization	27,054,118	30,039,263
General and administrative expense	11,156,379	14,321,383
Impairment of oil and gas properties	34,562,104	2,874,000

Total operating expense	100,208,158	77,261,069

Operating loss	(36,019,511)	(25,016,556)

Other income(expense):
Interest income	4,067	45,054
Interest expense	(37,424,038)	(35,192,809)
Gain (loss) on derivative liabilities	1,382,938	(2,780,933)

Total other income(expense)	(36,037,033)	(37,928,688)

Loss on continuing operations	(72,056,544)	(62,945,244)
Income (loss) on discontinued operations	(3,473,657)	3,813,803

Net loss	(75,530,201)	(59,131,441)
Preferred stock dividend	(26,418,537)	(36,727,085)

Net loss available to common shareholders	$(101,948,738)	$(95,858,526)

Net loss per share:
Basic and diluted from continuing operations	$(2.43)	$(3.58)
Basic and diluted from discontinued operations	(0.09)	0.14

Total basic and diluted	$(2.52)	$(3.44)

Weighted average shares outstanding:
Basic and diluted	40,457,296	27,846,561
Comprehensive loss:
Net loss	$(75,530,201)	$(59,131,441)
Other comprehensive income	—	3,709,177

Comprehensive loss	$(75,530,201)	$(55,422,264)

See summary of significant accounting policies and notes to consolidated financial statements.

Dune Energy, Inc.

Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(75,530,201)	$(59,131,441)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss (income) from discontinued operations	3,473,657	(3,813,803)
Depletion, depreciation and amortization	27,054,118	30,039,263
Amortization of deferred financing costs and debt discount	5,060,064	3,250,872
Stock-based compensation	1,766,880	4,145,712
Impairment of oil and gas properties	34,562,104	2,874,000
Accretion of asset retirement obligation	1,822,959	1,599,555
Loss (gain) on derivative liabilities	(1,596,545)	9,506,580
Changes in:
Accounts receivable	5,906,957	(774,980)
Prepayments and other assets	182,042	931,379
Payments made to settle asset retirement obligations	(1,617,300)	(594,476)
Accounts payable and accrue liabilities	(13,302,050)	(8,261,725)

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	(12,217,315)	(20,229,064)
NET CASH PROVIDED BY DISCONTINUED OPERATIONS	2,857,240	9,172,706

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(9,360,075)	(11,056,358)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in proved and unproved properties	(1,950,956)	(12,932,109)
Increase in restricted cash	(23,753,441)	—
Purchase (disposal) of furniture and fixtures	2,651	(4,452)
Decrease in other assets	377,997	1,077,419

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES— CONTINUING OPERATIONS	(25,323,749)	(11,859,142)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES—DISCONTINUED OPERATIONS	29,347,980	(1,088,070)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	4,024,231	(12,947,212)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	40,000,000	24,000,000
Proceeds from short-term debt	15,594,556	2,030,539
Increase in loan costs	(1,863,464)	—
Payments on short-term debt	(39,778,627)	(2,464,930)

NET CASH PROVIDED BY FINANCING ACTIVITIES	13,952,465	23,565,609

NET CHANGE IN CASH BALANCE	8,616,621	(437,961)
Cash balance at beginning of period	15,053,571	15,491,532

Cash balance at end of period	$23,670,192	$15,053,571

SUPPLEMENTAL DISCLOSURES
Interest paid	$32,093,632	$31,881,106
Income taxes paid	—	—
NON-CASH INVESTING AND FINANCING DISCLOSURES
Redeemable convertible preferred stock dividends	$24,176,739	$34,752,970
Asset retirement obligation revision	(5,010,246)	1,256,447
Accretion of discount on preferred stock	2,241,800	1,974,115
Common stock issued for conversion of preferred stock	8,016,000	71,547,000

See summary of significant accounting policies and notes to consolidated financial statements.

Dune Energy, Inc.

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

Years ended December 31, 2010 and 2009

					Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Common Stock		Treasury Stock
	Shares	Amount	Shares	Amount
Balance at December 31, 2008	19,225,816	$19,226	(6,802)	$(8,332)	$50,232,715	$(3,709,177)	$(223,608,998)	$(177,074,566)
Conversion of preferred stock	19,167,799	19,169			71,527,831			71,547,000
Purchase of treasury stock			(61,287)	(40,310)				(40,310)
Amortization and reclass of OCI						3,709,177		3,709,177
Restricted stock issued	1,431,480	1,430			(1,430)			—
Restricted stock cancelled	(23,299)	(23)			23			—
Stock-based compensation					4,145,712			4,145,712
Preferred stock dividends					(26,330,015)			(26,330,015)
Accretion of discount on preferred stock					(1,974,115)			(1,974,115)
Net loss							(59,131,441)	(59,131,441)

Balance at December 31, 2009	39,801,796	39,802	(68,089)	(48,642)	97,600,721	—	(282,740,439)	(185,148,558)
Conversion of preferred stock	1,341,316	1,341			8,014,659			8,016,000
Purchase of treasury stock			(60,299)	(14,278)				(14,278)
Restricted stock issued	943,345	943			(943)			—
Restricted stock cancelled	(173,734)	(174)			174			—
Stock-based compensation					1,766,880			1,766,880
Preferred stock dividends					(24,099,000)			(24,099,000)
Accretion of discount on preferred stock					(2,241,800)			(2,241,800)
Net loss							(75,530,201)	(75,530,201)

Balance at December 31, 2010	41,912,723	$41,912	(128,388)	$(62,920)	$81,040,691	$—	$(358,270,640)	$(277,250,957)

See summary of significant accounting policies and notes to consolidated financial statements.

DUNE ENERGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations and organization

Dune Energy, Inc., a Delaware corporation (“Dune” or the “Company”), is an independent energy company that was formed in 1998. Since May 2004, Dune has been engaged in the exploration, development, exploitation and production of oil and natural gas. Dune sells its oil and gas products primarily to domestic pipelines and refineries. Its operations are presently focused in the states of Texas and Louisiana.

Consolidation

The accompanying consolidated financial statements include all accounts of Dune and its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Reclassifications and Adjustments

Certain prior year amounts in the consolidated financials statements have been reclassified to conform to the fiscal 2010 presentation. All historical share and per share data in the consolidated financial statements and notes thereto have been restated to give retroactive recognition of the 1-for-5 reverse stock split. In the consolidated statements of stockholders’ equity, for all periods presented, the par value of the reduced shares was reclassified to additional paid-in-capital from common stock. See Note 4 for additional information regarding the reverse stock split.

Oil and gas properties

Dune follows the successful efforts method of accounting for its investment in oil and gas properties. The unit-of-production method of depreciation, depletion and amortization of oil and gas properties under the successful efforts method of accounting is applied pursuant to the simple multiplication of units produced by the costs per unit on a field by field basis. Leasehold cost per unit is calculated by dividing the total cost by the estimated total proved oil and gas reserves associated with that field. Well cost per unit is calculated by dividing the total cost by the estimated total proved developed oil and gas reserves associated with that field. The volumes or units produced and asset costs are known and while the proved reserves have a high probability of recoverability, they are based on estimates that are subject to some variability. Amortization expense amounted to $26,369,002, and $29,173,192 for the years ended December 31, 2010 and 2009, respectively.

We test for impairment of our properties based on estimates of proved reserves. Proved oil and gas properties are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. We estimate the future undiscounted cash flows of the affected properties to judge the recoverability of the carrying amounts. Initially this analysis is based on proved reserves. However, when we believe that a property contains oil and gas reserves that do not meet the defined parameters of proved reserves, an appropriately risk adjusted amount of these reserves may be included in the impairment evaluation. These reserves are subject to much greater risk of ultimate recovery. An asset would be impaired if the undiscounted cash flows were less than its carrying value. Impairments are measured by the amount by which the carrying value exceeds its fair value.

Impairment analysis is performed on an ongoing basis. In addition to using estimates of oil and gas reserve volumes in conducting impairment analysis, it is also necessary to estimate future oil and gas prices and costs, considering all available evidence at the date of review. The impairment evaluation triggers include a significant long-term decrease in current and projected prices or reserve volumes, an accumulation of project costs significantly in excess of the amount originally expected and historical and current negative operating losses. Although we evaluate future oil and gas prices as part of the impairment analysis, we do not view short-term decreases in prices, even if significant, as impairment triggering events.

During the years ended December 31, 2010 and 2009, the Company impaired its oil and gas properties by $34,562,104 and $2,874,000, respectively, which are reflected in the accompanying consolidated statements of operations. The 2009 impairment was primarily isolated to one non-core Wyoming field which did not perform as anticipated when the well was completed. The 2010 impairment consists primarily of expired drilling and leasehold costs on two fields and poor performance on four other fields.

Properties not subject to amortization consist of exploration and development costs which are evaluated on a property-by-property basis. There were no material costs not subject to amortization as of December 31, 2010 and 2009.

Asset Retirement Obligation

The Company follows FASB ASC 410 – Asset Retirement and Environmental Obligations which requires entities to record the fair value of a liability for legal obligations associated with the retirement obligations of tangible long-lived assets in the period in which it is incurred. This standard requires the Company to record a liability for the fair value of the dismantlement and plugging and abandonment costs excluding salvage values. When the liability is initially recorded, the entity increases the carrying amount of the related long-lived asset. Over time, accretion of the liability is recognized each period and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

Concentrations of credit risk and allowance

Substantially all of the Company’s receivables are due from oil and natural gas purchasers. The Company sold 82% of its oil and natural gas production to two customers in 2010 and 79% of its oil and natural gas production to two customers in 2009. Historically, credit losses incurred on receivables of the Company have not been significant.

The Company maintains an allowance for doubtful accounts on trade receivables equal to amounts estimated to be uncollectible. This estimate is based upon historical collection experience combined with a specific review of each customer’s outstanding trade receivable balance. Dune established a reserve for doubtful accounts related to the revenue receivable from American Natural Energy Corp. (“ANEC”) of $396,629 in 2007. This balance was included in a transaction with ANEC during 2009 and is no longer reserved. Management believes that the allowance for doubtful accounts is adequate; however, actual write-offs may exceed the recorded allowance.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 in 2010 and 2009. At December 31, 2010 and December 31, 2009, the Company had approximately $47,671,278 and $16,666,103, respectively, in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Revenue recognition

Dune records oil and gas revenues following the entitlement method of accounting for production in which any excess amount received above Dune’s share is treated as a liability. If less than Dune’s share is received, the underproduction is recorded as an asset. Dune did not have an imbalance position in terms of volumes or values at December 31, 2010 or 2009.

Cash and cash equivalents

Cash and cash equivalents include cash in banks and highly liquid investments which mature within three months of the date of purchase.

Restricted cash

Restricted cash balances include money held in escrow and originated on December 7, 2010 in association with the Wayzata Credit Agreement. It includes $8 million to cash collateralize P&A bonds through a bonding agent which is classified as other assets in the consolidated financial statements. There is also $15.75 million held in escrow to cover the June 2011 bond interest payment which is recorded as a current asset in the consolidated financial statements.

Use of estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most critical estimate we make is the engineering estimate of proved oil and gas reserves. This estimate affects the application of the successful efforts method of accounting, the calculation of depreciation, depletion and amortization of oil and gas properties and the estimate of the impairment of our oil and gas properties. It also affects the estimated lives used to determine asset retirement obligations. In addition, the estimates of proved oil and gas reserves are the basis for the related standardized measure of discounted future net cash flows.

Property and equipment

Property and equipment is valued at cost. Depreciation is computed using the straight-line method over estimated useful lives of 3 to 5 years. Additions are capitalized and maintenance and repairs are charged to expense as incurred. Gains and losses on dispositions of equipment are reflected in other income.

Deferred financing costs

In connection with debt financing, Dune incurs fees recorded as deferred financing costs. These costs are amortized over the life of the loans using the straight-line method which approximates the effective interest method as the principal amounts on the debt financings are due at maturity.

During 2010, the Company incurred additional fees associated with the WF Agreement of $1.6 million. These fees along with unamortized deferred financing costs related to the WF Agreement were expensed as a result of the December 7, 2010 Amended and Restated Credit Agreement with Wayzata. Additionally, financing costs of $229,803 were incurred in conjunction with the new agreement and are being amortized over the life of the loan.

Amortization expense of deferred financing costs and debt discount for the year ended December 31, 2010 and 2009 amounted to $5,060,064 and $3,250,872, respectively.

Long-lived assets

Long-lived assets including investments to be held and used or disposed of other than by sale are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When required, impairment losses on assets to be held and used or disposed of other than by sale are recognized based on the fair value of the asset. Long-lived assets to be disposed of by sale are reported at the lower of the asset’s carrying amount or fair value less cost to sell.

Derivatives

The Company follows the provisions of FASB ASC 815—Derivatives and Hedging. The statement requires the accounting recognition of all derivative instruments as either assets or liabilities at fair value. Under the provisions of the statement, the Company may or may not elect to designate a derivative instrument as a hedge against changes in the fair value of an asset or a liability (“a fair value hedge”) or against exposure to variability in expected future cash flows (a “cash flow hedge”).

Effective January 1, 2008, the Company discontinued, prospectively, the designation of its derivatives as cash flow hedges. The net derivative loss related to discontinued cash flow hedges, as of December 31, 2007, continued to be reported in accumulated other comprehensive loss through December 31, 2009 and were charged to loss as the volumes underlying the cash flow hedges were realized. Associated with the Wayzata Credit Agreement dated December 7, 2010, the Company was no longer required to hedge and all hedge balances were settled.

Stock-based compensation

The Company follows the provisions of FASB ASC 718 – Stock Compensation. The statement requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values on the date of grant.

Income taxes

Dune accounts for income taxes pursuant to FASB ASC 740 – Income Taxes, which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. The Company provides for deferred taxes on temporary differences between the financial statements and tax basis of assets using the enacted tax rates that are expected to apply to taxable income when the temporary differences are expected to reverse.

FASB ASC-740 establishes a more-likely-than-not threshold for recognizing the benefits of tax return positions in the financial statements. Also, the statement implements a process for measuring those tax positions which meet the recognition threshold of being ultimately sustained upon examination by the taxing authorities. There are no uncertain tax positions taken by the Company on its tax returns. The Company files tax returns in the US and states in which it has operations and is subject to taxation. Tax years subsequent to 2006 remain open to examination by U.S. federal and state tax jurisdictions.

Loss per share

Basic earnings per share amounts are calculated based on the weighted average number of shares of common stock outstanding during each period. Diluted earnings per share is based on the weighted average numbers of shares of common stock outstanding for the periods, including dilutive effects of stock options, warrants granted and convertible preferred stock. Dilutive options and warrants that are issued during a period or that expire or are canceled during a period are reflected in the computations for the time they were outstanding during the periods being reported. Since Dune has incurred losses for all periods, the impact of the common stock equivalents would be antidilutive and therefore are not included in the calculation.

Fair value of financial instruments

The Company’s financial instruments consist of cash, receivables, payables and long-term debt. The carrying amount of cash, receivables and payables approximates fair value because of the short-term nature of these items. The carrying amount of long-term debt approximates fair value due to the relationship between the interest rate on long-term debt and the Company’s incremental risk adjusted borrowing rate.

Impact of recently issued accounting standards

In January 2010, the FASB issued FASB Accounting Standards Update (ASU) No. 2010-03 Oil and Gas Estimations and Disclosures (ASU 2010-03). This update aligns the current oil and natural gas reserve estimation and disclosure requirements of the Extractive Industries Oil and Gas topic of the FASB Accounting Standards Codification (ASC Topic 932) with the changes required by the SEC final rule ASC 2010-03, as discussed above. ASU 2010-03 expands the disclosures required for equity method investments, revises the definition of oil and natural gas-producing activities to include nontraditional resources in reserves unless not intended to be upgraded into synthetic oil or natural gas, amends the definition of proved oil and natural gas reserves to require 12-month average pricing in estimating reserves, amends and adds definitions in the Master Glossary that is used in estimating proved oil and natural gas quantities and provides guidance on geographic area with respect to disclosure of information about significant reserves. ASU 2010-03 must be applied prospectively as a change in accounting principle that is inseparable from a change in accounting estimate and is effective for entities with annual reporting periods ending on or after a change in accounting estimate and is effective for entities with annual reporting periods ending on or after December 31, 2009. The impact on the Company’s operating results, financial position and cash flows has been recorded in the financial statements.

NOTE 2—DEBT FINANCING

Wells Fargo Foothill Credit Agreement

On May 15, 2007, Dune entered into a credit agreement among it, each of Dune’s subsidiaries named therein as borrowers, each of Dune’s subsidiaries named therein as guarantors, certain lenders and Wells Fargo Capital Finance, Inc. formerly Wells Fargo Foothill (“Wells Fargo”), as arranger and administrative agent (the “WF Agreement”). On December 7, 2010, Wells Fargo assigned to Wayzata Opportunities Fund II, L.P. (“Wayzata”) its rights, obligations and commitment under this Credit Agreement with Dune. In connection with this assignment, the Company as a borrower entered into the Amended and Restated Credit Agreement (the “Credit Agreement”) with Wayzata as the sole lender and Wells Fargo as the administrative agent. The Credit Agreement is a $40 million term loan facility which will mature on March 15, 2012. Pursuant to the Credit Agreement, (i) interest is 15% per annum which is due and payable, in arrears, on the first day of each month at any time that obligations are outstanding and (ii) if any or all of the $40 million term loan is prepaid (whether mandatory or voluntary prepayment) on or prior to November 15, 2011, the Company shall owe a prepayment premium equal to 10% of the principal amount prepaid.

As security for its obligations under the Credit Agreement, Dune and certain of its operating subsidiaries continue to grant Agent a security interest in and a first priority lien on all of its oil and gas properties and certain deposit accounts. In addition, its subsidiary, Dune Operating Company has guaranteed the obligations.

The Credit Agreement also continues to contain various covenants that limit the Company’s ability to: incur indebtedness; dispose of assets; grant certain liens; enter into certain swaps; make certain investments; prepay any subordinated debt; merge, consolidate, recapitalize, consolidate or allow any material change in the character of our business; enter into farm-out agreements; enter into forward sales; enter into agreements which (i) warrant production of hydrocarbons (other than permitted hedges) and (ii) shall not allow gas imbalances, take-or-pay or other prepayment with respect to its oil and gas properties; and enter into certain marketing activities.

The Credit Agreement modifies the definition of Change in Control to mean (i) that any “person” or “group”, other than Permitted Holders or Wayzata and its Affiliates, becomes the beneficial owner, directly or indirectly, of 35%, or more, of the stock of the Company having the right to vote for the election of members of the Board of Directors, (ii) that a majority of the members of the Board of Directors do not constitute continuing Directors, (iii) that the Company ceases to own and control, directly or indirectly, 100% of the outstanding Stock of each other Loan Party, (iv) either James Watt or Frank Smith shall cease to be involved in the day to day operations and management of the business of the Company, and a successor reasonably acceptable to Agent and Lenders is not appointed on terms reasonably acceptable to Agent and Lenders within 60 days of such cessation of involvement, or (v) any “Change of Control” or similar term, as defined in the Second Secured Debt Documents.

The Credit Agreement no longer contains covenants relating to minimum EBITDA and net hydrocarbon production, as well as no requirement to hedge. Instead, the Credit Agreement has a new financial covenant that requires Dune to maintain the following ratio: the total present value of future net revenues discounted at 10% of the proved developed reserves must be greater than two (2) times the value of the face amount of the term loan.

If an event of default exists under the Credit Agreement, the Lenders will be able to accelerate the maturity of the Credit Agreement and exercise other rights and remedies. Each of the following would continue to be an event of default: failure to pay any principal when due or any reimbursement amount, interest, fees or other amount within certain grace periods; a representation or warranty is proven to be incorrect when made; failure to perform or otherwise comply with the covenants, including, but not limited to maintenance of (i) required cash management activities and (ii) the Interest reserve account, or conditions contained in the Credit Agreement or other loan documents, subject, in certain instances, to certain grace periods; default by the Company on the payment of any other indebtedness or results in the third party’s right to accelerate the maturity of such indebtedness; bankruptcy or insolvency events involving the Company or any of its subsidiaries; the loan documents cease to be in full force and effect; our failing to create a valid lien, except in limited circumstances; the occurrence of a Change in Control; the entry of, and failure to pay or have stayed pending appeal, one or more adverse judgments in excess of an aggregate amount of $5.0 million or more.

Prior to the December 7, 2010 assignment, the Company’s activities under the Credit Agreement included an outstanding balance under the Revolver Commitment of $24 million at December 31, 2009. These borrowings were repaid in the second quarter of 2010. Additional borrowings of $8 million were incurred and repaid in the fourth quarter of 2010. Interest rates on these borrowings ranged from 2% to 8.25%.

Additionally, prior to the December 7, 2010 assignment, standby letters of credit for P&A bonds were issued amounting to $8.5 million at December 31, 2009. Fees associated with these letters of credit ranged from 1.75% to 3.5%. As a result of the December 7, 2010 assignment, these standby letters of credit were taken down as the Company cash collateralized these obligations through a bonding agent and reduced the obligation to $8 million at December 31, 2010.

On March 1, 2011, the Amended and Restated Credit Agreement dated December 7, 2010 was amended, effective as of December 7, 2010, to permit “the repurchase or other acquisition by Parent of shares of common Stock of Parent from employees, former employees, directors or former directors of Parent or its Subsidiaries or permitted transferees of such employees, former employees, directors or former directors), in each case pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) or other arrangements approved by the Board of Directors of the Parent under which such shares were granted, issued or sold; provided, that (A) no Default or Event of Default has occurred and is continuing or would exist after giving effect to such repurchase or other acquisition, and (B) the aggregate amount of all such repurchases and other acquisitions following the Restatement Date shall not exceed $500,000.” This amendment also waived any misrepresentation that may have inadvertently arisen as a result of such repurchases prior to the date of the amendment.

Senior Secured Notes

On May 15, 2007, Dune sold to Jefferies & Company, Inc. $300 million aggregate principal amount of 10 1/2% Senior Secured Notes due 2012 (“Senior Secured Notes”) at a purchase price of $285 million. The Senior Secured Notes, bearing interest at the rate of 10 1/2 % per annum, were issued under that certain indenture, dated

May 15, 2007, among Dune, the guarantors named therein, and The Bank of New York Trust Company NA, as trustee (the “Indenture”). The Indenture contains customary representations and warranties by the Company as well as typical restrictive covenants whereby Dune has agreed, among other things, to limitations to incurrence of additional indebtedness, declaration of dividends, issuance of capital stock, sale of assets and corporate reorganizations.

The Senior Secured Notes are subject to redemption by Dune (i) during the twelve-month period beginning June 1, 2010, at a repurchase price equal to 105.25% of the aggregate principal amount plus accrued interest, and (ii) after June 1, 2011, at a repurchase price equal to 100% of the aggregate principal amount plus accrued interest. Holders of the Senior Secured Notes may put such notes to the Company for repurchase, at a repurchase price of 101% of the principal amount plus accrued interest, upon a change in control as defined in the Indenture.

The Senior Secured Notes are secured by a lien on substantially all of Dune’s assets, including without limitation, those oil and gas leasehold interests located in Texas and Louisiana held by Dune’s operating subsidiaries. The Senior Secured Notes are unconditionally guaranteed on a senior secured basis by each of Dune’s existing and future domestic subsidiaries. The collateral securing the Senior Secured Notes is subject to, and made subordinate to, the lien granted to Wayzata under the Credit Agreement.

The debt discount is being amortized over the life of the notes using the effective interest method. Amortization expense associated with the debt discount amounted to $2,956,243 and $2,655,660 and is included in interest expense in the consolidated statements of operations for the years ended December 31, 2010 and 2009, respectively.

NOTE 3—REDEEMABLE CONVERTIBLE PREFERRED STOCK

During the quarter ended June 30, 2007, Dune sold to Jefferies and Company, Inc. pursuant to the Purchase Agreement dated May 1, 2007, 216,000 shares of its Senior Redeemable Convertible Preferred Stock (“Preferred Stock”) for gross proceeds of $216 million less a discount of $12.3 million yielding net proceeds of $203.7 million. As provided in the Certificate of Designations, the Preferred Stock has a liquidation preference of $1,000 per share and a dividend at a rate of 12% per annum, payable quarterly, at the option of Dune, in additional shares of Preferred Stock, shares of common stock (subject to the satisfaction of certain conditions) or cash.

The conversion price of the Preferred Stock is subject to adjustment and may be adjusted upon the occurrence of a fundamental change as defined in the Certificate of Designations. In the event a holder of Dune’s Preferred Stock elected to convert such shares prior to June 1, 2010, then such holder was entitled to a make whole premium consisting of the present value of all dividends on the Preferred Stock as if paid in cash from the date of conversion through June 10, 2010, computed using a discount rate equal to the reinvestment yield (as defined in the Certificate of Designations). Dune could elect to pay this amount in cash or shares of its common stock. Should the Company elect to make such payment in shares of its common stock, then such share will be valued at a 10% discount to the volume weighted average price of the Company’s common stock for the 10 trading days preceding any such conversion. The equity ownership of holders of Dune’s common stock could be significantly diluted. The Preferred Stock is redeemable at the option of the holder on December 1, 2012 and subject to the terms of any of the Company’s indebtedness or upon a change of control. In the event Dune fails to redeem shares of Preferred Stock “put” to Dune by a holder, then the conversion price shall be lowered and the dividend rate increased. After December 1, 2012, Dune may redeem shares of Preferred Stock. The Company analyzed the adjustment of the conversion right and the make whole premium for derivative accounting under FASB ASC 815—Derivatives and Hedges and determined that it was not applicable to either provision.

The Preferred Stock discount is deemed a Preferred Stock dividend and is being amortized over five years using the effective interest method and is charged to additional paid-in capital as the Company has a deficit balance in retained earnings. Charges to additional paid-in capital for the years ended December 31, 2010 and 2009 amounted to $2,241,798 and $1,974,115, respectively.

During the years ended December 31, 2010 and 2009, holders of 8,016 and 71,547 shares of the Preferred Stock converted their shares into 1,341,316 and 19,167,921 shares of common stock, respectively. This amount includes 425,206 and 10,990,849 shares, respectively that the Company elected to issue to pay make whole premiums. Shares issued to satisfy the make whole premiums were deemed a Preferred Stock dividend for accounting purposes and increased the Preferred Stock dividend by $77,739 and $8,422,953, respectively.

During the years ended December 31, 2010 and 2009, Dune paid dividends on the Preferred Stock in the amount of $23,878,000 and $26,792,000, respectively. In lieu of cash, the Company elected to issue 23,878 and 26,792 additional shares of Preferred Stock, respectively.

NOTE 4 —REVERSE STOCK SPLIT

On November 30, 2009, the Company’s stockholders approved a 1-for-5 reverse stock split. The reverse stock split was effective at the opening of trading on December 2, 2009. As a result of the reverse stock split, every five shares of the Company that a stockholder owned were converted into one share of the Company, thus reducing the number of outstanding shares of common stock from approximately 185.5 million shares to 37.1 million shares as of the close of business on December 1, 2009. Following the reverse stock split, the Company continues to have 300 million authorized shares of common stock. Notwithstanding the reverse stock split, each shareholder continued to hold the same percentage of the Company’s outstanding common shares immediately following the reverse stock split as was held immediately prior to the split, except for fractional shares. Fractional shares created as a result of the reverse stock split were rounded up to the nearest whole share.

All share and per share amounts were restated to reflect the 1-for-5 reverse stock split. This reverse stock split resulted in the reduction of 148.4 million issued and outstanding shares of common stock. It was accounted for by the transfer of $148,400 from common stock to additional paid-in capital, which is the amount equal to the par value of the reduced shares affected by the reverse stock split.

NOTE 5—HEDGING ACTIVITIES

In accordance with a requirement of the WF Agreement, Dune and its operating subsidiaries entered into a Swap Agreement with Wells Fargo. The WF Agreement provided that Dune put in place, on a rolling six month basis, separate swap hedges, as adjusted from time to time as specified therein, with respect to notional volumes of not less than 50% and not more than 80% of the estimated aggregate production from (i) Proved Developed Producing Reserves (as defined in the WF Agreement) and (ii) estimated drilling by Dune and its subsidiaries with respect to each of crude oil and natural gas.

Effective January 1, 2008, the Company discontinued, prospectively, the designation of its derivatives as cash flow hedges. The net derivative loss related to discontinued cash flow hedges, as of December 31, 2007, continued to be reported in accumulated other comprehensive loss through December 31, 2009 and were charged to loss as the volumes underlying the cash flow hedges were realized.

Associated with the Credit Agreement dated December 7, 2010, the Company is no longer required to hedge and all hedge balances were settled. Prior to this event, Dune accounted for its production hedge derivative instruments as defined in FASB ASC 815-Derivatives and Hedging. Accordingly, the Company designated derivative instruments as fair value hedges and recognized gain or losses in current earnings.

For the year ended December 31, 2010, Dune recorded a gain on the derivatives of $1,382,938, composed of an unrealized gain on changes in mark-to-market valuations of $1,596,544 and a realized loss on cash settlements of ($213,606). For the year ended December 31, 2009, Dune recorded a loss on derivatives of ($2,780,933), composed of an unrealized loss on changes in mark-to-market of ($9,506,580) and a realized gain on cash settlements of $6,725,647.

NOTE 6—COMMITMENTS AND CONTINGENCIES

The Company, as an owner or lessee and operator of oil and gas properties, is subject to various federal, state and local laws and regulations relating to discharge of materials into, and protection of, the environment.

These laws and regulations may, among other things, impose liability on the lessee under an oil and gas lease for the cost of pollution clean-up resulting from operations and subject the lessee to liability for pollution damages. In some instances, the Company may be directed to suspend or cease operations in the affected area. Dune maintains insurance coverage, which it believes is customary in the industry, although Dune is not fully insured against all environmental risks.

In connection with the acquisition of Goldking Energy Holdings L.P., the Company inherited an environmental contingency which after conducting its due diligence and subsequent testing believes is the responsibility of third parties. However, federal and state regulators have determined Dune is the responsible party for clean up of this area. Dune has maintained a passive maintenance of this site since it was first discovered after Hurricane Katrina. Costs to date of approximately $1,100,000 have been covered by the Company’s insurance minus the standard deductibles. The Company still feels other parties have the primary responsibility for this occurrence but is committed to working with various state and federal authorities on resolution of this issue. At this time no estimate of the final cost of remediation of this site can be determined or if the Company’s insurance will continue to cover clean up costs or if the Company can be successful in proving the other parties should be primarily responsible for the cost of remediation.

The Company has a long-term operating lease agreement for its corporate offices that expires September 30, 2011. Under the terms of the lease agreement, the Company received a build out allowance that is being amortized to expense over the term of the lease. In October 2007, the Company amended its lease agreement to expand the leased office space. The lease term for the additional space also expires on September 30, 2011. Rent expense for the years ended December 31, 2010 and 2009 was $0.8 million and $0.8 million, respectively.

Minimum rentals for each of the five years subsequent to December 31, 2010 are as follows (in thousands):

Amount
2011	$609
2012	—
2013	—
2014	—
2015	—

$609

NOTE 7—RESTRICTED STOCK, STOCK OPTIONS AND WARRANTS

The Company utilizes restricted stock, stock options and warrants to compensate employees, officers, directors and consultants. Total stock-based compensation expense including options, warrants and restricted stock was $1,766,880 and $4,145,712 for the years ended December 31, 2010 and 2009, respectively.

The 2007 Stock Incentive Plan, which was approved by Dune’s shareholders, authorizes the issuance of up to 3,200,000 shares of common stock for issuance to employees, officers and non-employee directors. The Plan is administered by Dune’s Compensation Committee. The following is a description of restricted stock awards under the plan at December 31, 2010:

•	248,591 shares awarded on December 17, 2007 to employees and non-employee directors, which shares are fully vested.

•	105,412 shares awarded on March 13, 2008 to certain officers having elected to receive shares in lieu of cash for a portion of their respective bonuses, which shares are fully vested.

•	622,700 shares awarded on August 1, 2008 to employees and non-employee directors, which shares vest over the three years from grant date.

•

450,000 shares awarded on October 1, 2009 to certain executive officers of which 301,500 shares vest of three years from grant date and 148,500 shares vest in accordance with certain performance-based criteria.

•	573,780 shares awarded on December 31, 2009 to employees, officers and non-employee directors, which shares vest over the three years from grant date.

•	938,900 shares awarded on November 18, 2010 to employees, officers and non-employee directors, which shares vest over the three years from grant date.

•	4,445 shares awarded on December 30, 2010 to certain employees having elected to receive shares in lieu of cash for a portion of their respective bonuses, which vested on the grant date.

The following table reflects the vesting activity associated with the restricted stock awards as of December 31, 2010:

Grant Date	Shares Awarded	Shares Cancelled	Shares Vested	Shares Unvested
December 17, 2007	248,591	(71,471)	(177,120)	—
March 13, 2008	105,412	—	(105,412)	—
August 1, 2008	622,700	(106,829)	(374,006)	141,865
October 1, 2009	450,000	—	(100,499)	349,501
December 31, 2009	573,780	(109,600)	(163,921)	300,259
November 18, 2010	938,900	—	—	938,900
December 30, 2010	4,445	—	(4,445)	—

	2,943,828	(287,900)	(925,403)	1,730,525

Common shares available to be awarded at December 31, 2010 are as follows:

Total shares authorized	3,200,000
Total shares issued	(2,943,828)
Total shares cancelled	287,900

Total shares available	544,072

A summary of stock option transactions follows:

	Options	Weighted Average Price
Outstanding as of December 31, 2008	556,000	10.50
Granted	—	—
Cancelled	(5,000)	(4.25)
Exercised	—	—

Outstanding as of December 31, 2009	551,000	10.56
Granted	—	—
Cancelled	(341,000)	(11.26)
Exercised	—	—

Outstanding as of December 31, 2010	210,000	$9.43

Options outstanding and exercisable at December 31, 2010 are as follows:

Exercise Price	Number of Shares	Remaining Life	Intrinsic Value (In-the-money) Options
7.50	10,000	.7 years	—
9.35	100,000	1.3 years	—
9.70	100,000	1.1 years	—

	210,000		$—

A summary of stock warrant transactions follows:

	Warrants	Weighted Average Price
Outstanding as of December 31, 2008	356,500	11.20
Granted	—	—
Cancelled	—	—
Exercised	—	—

Outstanding as of December 31, 2009	356,500	11.20
Granted	—	—
Cancelled	(64,865)	(9.25)
Exercised	—	—

Outstanding as of December 31, 2010	291,635	$10.76

Warrants outstanding and their relative exercise price at December 31, 2010 are as follows:

Exercise Price	Number of Shares	Remaining Life	Intrinsic Value (In-the-money) Warrants
6.75	111,635	4.8 years	$—
13.25	180,000	.1 years	—

	291,635		$—

NOTE 8—INCOME TAXES

Dune operates through its various subsidiaries in the United States (“U.S.”); accordingly, federal and state income taxes have been provided based upon the tax laws and rates of the U.S. as they apply to Dune’s current ownership structure.

Dune accounts for income taxes pursuant to Accounting Standards Codification No. 740, Accounting for Income Taxes, which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been recognized in Dune’s financial statements or tax returns. Dune provides for deferred taxes on temporary differences between the financial statements and tax basis of assets using the enacted tax rates that are expected to apply to taxable income when the temporary differences are expected to reverse.

Dune adopted FASB ASC 740-10, effective January 1, 2007. Dune recognizes interest and penalties related to unrecognized tax benefits within the provision for income taxes on continuing tax benefits. There are no unrecognized tax benefits that if recognized would affect the tax rate. There was no interest or penalties recognized as of the date of adoption or for the twelve months ended December 31, 2010. The Company files tax returns in the U.S. and states in which it has operations and is subject to taxation. Tax years subsequent to 2006 remain open to examination by taxing authorities.

Dune’s effective tax rate for continuing operations for the twelve months ended December 31, 2010 and 2009 was approximately 0% and 0%, respectively. The decrease in the tax rate is due primarily to the impairment of assets and the establishment of a valuation allowance, as further described below.

Prior to 2007, the Company’s taxes were subject to a full valuation allowance. During 2007 the Company acquired the stock of Goldking and was required to step-up the book basis of its oil and gas properties while using carryover cost basis for tax purposes. As a result, the Company has significant deferred tax liabilities in excess of its deferred tax assets. At that time, management determined that a valuation allowance was not necessary as the realization of its acquired deferred tax assets was more likely than not.

During the twelve months ended December 31, 2010 and 2009, the Company incurred a significant impairment loss of its oil and gas properties. As a result, the Company is in a position of cumulative reporting losses for the current and preceding reporting periods. The volatility of energy prices and uncertainty of when energy prices may rebound is uncertain and not readily determinable by our management. At this date, this general fact pattern does not allow us to project sufficient sources of future taxable income to offset our tax loss carry forwards and net deferred tax assets in the U.S. for both federal and state taxes. Under the current circumstances, it is management’s opinion that the realization of these tax attributes does not reach the “more likely than not criteria” under ASC 740. Accordingly, the Company has established a valuation allowance of $67,222,621 and $46,965,106 at December 31, 2010 and 2009, respectfully against its U.S. net deferred tax assets relating to continuing operations.

The income tax provision differs from the amount of income tax determined by applying the Federal Income Tax Rate to pre-tax income from continuing operations for the years ended December 31, 2010 and 2009 due to the following:

	Year ended December 31,
	2010	2009
	(in thousands)
Computed “expected” tax expense (benefit)	$(26,436)	$(20,696)
Non-deductible expenses	5	3
State taxes, net of benefit	—	—
Return to accrual adjustment	(6,173)	(182)
Other	—	1,299
Valuation allowance	32,604	19,576

Income tax expense (benefit)	$—	$—

Deferred tax assets at December 31, 2010 and 2009 are comprised primarily of net operating loss carry forwards and book impairment from write downs of assets. Deferred tax liabilities consist primarily of the difference between book and tax basis depreciation, depletion and amortization (DD&A). Book basis in excess of tax basis for oil and gas properties and equipment primarily results from differing methodologies for recording property costs and depreciation, depletion and amortization under United States generally accepted accounting principles and income tax reporting. Additionally, upon the acquisition of the stock of Goldking, deferred tax liabilities have resulted for the difference in fair market value of the oil and gas properties relative to their historical tax basis.

Following is a summary of deferred tax assets and liabilities:

	Year ended December 31,
	2010	2009
	(in thousands)
Current deferred tax assets:
State taxes	$—	$—
Unrealized gains/losses	—	—
Accrued Compensation	—	—
Loss on sale of Discontinued Operations	—	—
Derivative instruments	—	—

Total current deferred tax assets	—	—

Noncurrent deferred tax assets:
Oil and gas property and equipment (Book DD&A)	62,000	52,501
Asset retirement obligation	1,019	1,585
Book impairment of assets	73,236	61,136
Share based compensation	6,574	5,956
Loss carry forwards	114,892	113,105
Other oil and gas property related	2,517	2,532
Deferred state tax benefit	—	28
Unrealized gain/losses	51	50
Other	—	32

Total noncurrent deferred tax assets	260,289	236,925

Total deferred tax assets	260,289	236,925

Current deferred tax liability	—	—
Noncurrent deferred tax liabilities:
Property and equipment (Tax DD&A)	50,421	45,620
Deferred tax on acquisition	72,239	72,309
Deferred state tax obligation	—	—
Unrealized Gains/Losses	—	—
Oil and gas exploration and development operations	68,374	70,070
Loss on Discontinued Operations	—	—
Asset retirement obligation	2,032	2,032
Other	—	—

Total noncurrent deferred tax liabilities	193,066	190,031

Total deferred tax liabilities	193,066	190,031
Net deferred tax assets (liabilities)	67,223	46,894
Valuation allowance	(67,223)	(46,894)

Net deferred income tax asset (liability)	$—	$—

At December 31, 2010 the Company has U.S. tax loss carry forwards of approximately $328.3 which will expire in various amounts beginning in 2020 through 2030.

The Company has determined that as a result of the acquisition of all the outstanding stock of Goldking, a change of control pursuant to Section 382 of the Internal Revenue Code of 1986 occurred at the Goldking level. As a result, the Company will be limited to utilizing approximately $13.5 million of Goldking’s U.S. net operating losses (“NOL’s”) to offset taxable income generated by the Company during the tax year ended December 31, 2010, and expects similar dollar limits in future years until the acquired U.S. NOL’s are either completely exhausted or expire unutilized.

NOTE 9—ASSET RETIREMENT OBLIGATION

Changes in the Company’s asset retirement obligations were as follows:

	Year Ended December 31,
	2010	2009
Asset retirement obligations, beginning of period	$17,552,762	$15,239,967
Liabilities related to property sales	(200,113)	—
Revisions in estimated liabilities	(5,010,246)	1,307,716
Abandonment costs	(1,617,300)	(594,476)
Accretion expense	1,822,959	1,599,555

Asset retirement obligations, end of period	$12,548,062	$17,552,762

The Company maintains an escrow agreement that has been established for the purpose of assuring maintenance and administration of a performance bond which secures certain plugging and abandonment obligations assumed by the Company in the acquisition of oil and gas properties from EnerVest, Ltd. At December 31, 2010 and 2009, the amount of the escrow account totaled $2,252,352 and $2,252,352, respectively and included with other assets.

NOTE 10—DISCONTINUED OPERATIONS

On June 30, 2010, Dune consummated the sale of the South Florence field located in Vermilion Parish, Louisiana. The disposition of the South Florence Properties allowed the Company to repay all outstanding borrowings under the WF Agreement and to invest in new assets or fund maintenance, repair or improvement of existing properties and assets. The effective date of the sale was May 1, 2010.

Consideration received by the Company for the South Florence Properties aggregated $29,189,243, consisting of the purchase price of $30 million, as adjusted to account for the sale of hydrocarbons and various related costs, expenses and charges incurred between the execution and the Purchase and Sale Agreement and completion of the sale.

In conjunction with the sale of these assets, the Company recognized a loss of $5,014,397 to write down the related carrying amounts to their fair value plus the cost to sell. The assets of the discontinued operations, consisting of net oil and gas properties, are presented separately under the caption “Assets held for sale” in the accompanying consolidated financial statements at December 31, 2009.

Pursuant to accounting rules for discontinuing operations, Dune has classified 2010 and prior reporting periods to present the activity related to the South Florence Properties as a discontinued operation. Discontinued operations for the years ended December 31, 2010 and 2009 are summarized as follows:

	Year ended December 31,
	2010	2009
Revenues	$4,372,648	$12,628,742
Costs and expenses:
Lease operating expense	1,329,475	3,456,036
Depletion, depreciation and amortization	1,502,433	5,358,903
Impairment on asset	5,014,397	—

Total operating expense	7,846,305	8,814,939

Income (loss) from discontinued operations	$(3,473,657)	$3,813,803

Production:
Oil (bbl)	38,474	151,642
Gas (mcf)	254,537	826,057
Total (mcfe)	485,381	1,735,909

NOTE 11—FAIR VALUE MEASUREMENTS

Dune follows FASB ASC 820-10-05—Fair Value Measurements and Disclosures for financial assets and liabilities measured on a recurring basis. The statement applies to all financial assets and financial liabilities that are being measured and reported on a fair value basis. As defined in the statement, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The statement requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. It requires fair value measurements be classified and disclosed in one of the following categories:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. We consider active markets as those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Quoted prices in markets that are not active or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability. This category includes those derivative instruments that we value using observable market data. Substantially all of these inputs are observable in the marketplace throughout the full term of the derivative instrument, can be derived from observable data or supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter commodity price swaps, investments and interest rate swaps.

Level 3	Measured based on prices or valuation models that require inputs that are both significant to the fair value measurement and less observable from objective sources (i.e. supported by little or no market activity). Our valuation models are primarily industry-standard models that consider various inputs including: (a) quoted forward prices for commodities, (b) time value, (c) volatility factors and (d) current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Level 3 instruments primarily include derivative instruments, such as basic swaps, commodity price collars and floors, as well as investments. Although we utilize third party broker quotes to assess the reasonableness of our prices and valuation techniques, we do not have sufficient corroborating market evidence to support classifying these assets and liabilities as Level 2.

As required by FASB ASC 820-10-05, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

As a result of the Company liquidating its hedge positions on December 7, 2010, there are no significant financial assets or liabilities that require fair value measurement disclosure at December 31, 2010.

The following table summarizes the valuation of our investments and financial instruments by FASB ASC 820-10-05 pricing levels as of December 31, 2009:

	Fair Value Measurements at December 31, 2009 Using
	Level 1	Level 2	Level 3	Total
Oil and gas derivative assets	$—	$—	$—	$—
Oil and gas derivative liabilities	—	(1,596,545)	—	(1,596,545)

Total	$—	$(1,596,545)	$—	$(1,596,545)

NOTE 12—SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

There are numerous uncertainties inherent in estimating quantities of proved crude oil and natural gas reserves. Crude oil and natural gas reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be precisely measured. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment.

The Company retained Degolyer and MacNaughton, independent third-party reserve engineers, to perform an independent evaluation of proved, possible and probable reserves as of December 31, 2010. Results of drilling, testing and production subsequent to the date of the estimates may justify revision of such estimates. Accordingly, reserve estimates are often different from the quantities of crude oil and natural gas that are ultimately recovered. All of the Company’s reserves are located in the United States.

Reserves

Total reserves are classified by degree of proof as proved, probable, or possible. These classifications are in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. A description of reserve classifications are as follows:

Proved oil and gas reserves—Proved oil and gas reserves are those quantities of oil and gas which by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulation—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Probable reserves—Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

Possible reserves—Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

The following reserve schedule was developed by the Company’s reserve engineers and sets forth the changes in estimated quantities for total reserves of the Company during the year ended December 31, 2010 and 2009:

	Year Ended December 31,
	2010			2009
TOTAL RESERVES AS OF:	Oil (Mbbls)	Gas (Mmcf)	Total Mmcfe	Oil (Mbbls)	Gas (Mmcf)	Total Mmcfe
Beginning of the period	7,187	62,355	105,475	8,199	83,807	132,998
Revisions of previous estimates	433	(4,761)	(2,162)	(394)	(18,941)	(21,304)
Extensions and discoveries	—	—	—	455	2,779	5,508
Production	(623)	(4,048)	(7,788)	(724)	(5,177)	(9,522)
Sale of minerals in place	(1,305)	(4,992)	(12,822)	(349)	(113)	(2,205)

Total proved reserves	5,692	48,554	82,703	7,187	62,355	105,475
Total probable reserves	465	2,723	5,512	425	4,041	6,591
Total possible reserves	1	3,257	3,263	44	6,779	7,043

Total reserves	6,158	54,534	91,478	7,656	73,175	119,109

Total proved developed reserves	3,715	32,134	54,424	4,940	42,504	72,144

Revisions of previous estimates consist of:

	2010			2009
	Oil (Mbbls)	Gas (Mmcf)	Total (Mmcfe)	Oil (Mbbls)	Gas (Mmcf)	Total (Mmcfe)
Price changes	630	7,132	10,912	(30)	(297)	(477)
Performance changes	(197)	(11,893)	(13,074)	(364)	(18,644)	(20,827)

	433	(4,761)	(2,162)	(394)	(18,941)	(21,304)

Significant reserve changes were noted in certain categories and are explained below:

•	Revisions of previous estimates:

2010—The major component of the downward revision of 2.2 Bcfe in reserves pertains to the Bayou Couba field. In 2010, the Company decided not to sidetrack the Exxon Fee #5 and 4.6 Bcfe in reserves were written off. The remaining 2.4 Bcfe of upward revisions occurred across several fields consisting of positive and negative revisions on individual wells.

2009—There were two major components of the downward revisions of 21.3 Bcfe in reserves. First, the Chocolate Bayou field experienced an 8.3 Bcfe negative revision due to unexpected water breakthrough on the Wieting #30. Second, the North Broussard field declined 10.6 Bcfe due to revisions in PUD’s from 3D seismic interpretation. The remaining 2.4 Bcfe of negative revisions occurred across several fields consisting of positive and negative revisions on individual wells.

Proved Undeveloped Reserves

The Company’s proved undeveloped reserves decreased from 2009 to 2010 by 306 Mbbls of oil and 3,451 Mmcf of gas primarily associated with the decision not to sidetrack the Exxon Fee #5 well. As a result of this decision the acreage associated with the well expired and the PUD reserves and value were eliminated. The percentage of proved undeveloped reserves increased to 34% in 2010 from 32% in 2009. During 2010 the Company invested in PUD conversions in the Chocolate Bayou field and the Live Oak field with an investment of $1.8 million and $1.4 million, respectively.

The Company intends to continue investing in converting its inventory of PUD locations to proved developed locations.

Costs incurred in Oil and Gas Activities

Costs incurred in connection with the Company’s crude oil and natural gas acquisition, exploration and development activities for each of the years are shown below:

	Year Ended December 31,
	2010	2009
	(in thousands)
Unproved property costs	$—	$477
Development costs	8,755	13,543
ARO Costs	1,617	594

Total consolidated operations	$10,372	$14,614

Asset retirement obligation (non-cash)	$(5,010)	$1,256

Aggregate Capitalized Costs

Aggregate capitalized costs relating to the Company’s crude oil and natural gas producing activities, including asset retirement costs and related accumulated depreciation, depletion and amortization are as follows:

	Year Ended December 31,
	2010	2009
	(in thousands)
Proved oil and gas properties	$526,761	$541,706
Accumulated DD&A	(294,567)	(245,531)

Net capitalized costs	$232,194	$296,175

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The following information is based on the Company’s best estimate of the required data for the Standardized Measure of Discounted Future Net Cash Flows as of December 31, 2010 and 2009 in accordance with FASB ASC 932—Disclosures about Oil and Gas Producing Activities which requires the use of a 10% discount rate. This information is not the fair market value, nor does it represent the expected present value of future cash flows of the Company’s proved oil and gas reserves.

	Year Ended December 31,
	2010	2009
	(in thousands)
Future cash inflows	$674,756	$675,053
Future production costs (1)	(244,185)	(238,961)
Future development costs	(87,102)	(100,112)
Future income tax expense	—	—

Future net cash flows	343,469	335,980
10% annual discount for estimated timing of cash flows	(128,939)	(123,679)

Standardized measure of discounted future net cash flows at the end of the year	$214,530	$212,301

(1)	Production costs include oil and gas operations expense, production and ad valorem taxes, transportation costs and general and administrative expense supporting the Company’s oil and gas operations.

Future cash inflows are computed by applying year-end prices, adjusted for location and quality differentials on a property-by-property basis, to year-end quantities of proved reserves, except in those instances where fixed and determinable price changes are provided by contractual arrangements at year-end. The discounted future cash flow estimates do not include the effects of the Company’s derivative instruments. See the following table for average prices:

	December 31,
	2010	2009
Average crude oil price (per Bbl)	$76.05	$58.05
Average natural gas price (per Mcf)	$4.38	$4.14

Future production and development costs, which include dismantlement and restoration expense, are computed by estimating the expenditures to be incurred in developing and producing the Company’s proved crude oil and natural gas reserves at the end of the year, based on the year-end costs, and assuming continuation of existing economic conditions.

Future development costs include $22.9 million, $14.3 million and $7.7 million – that the Company expects to spend in 2011, 2012 and 2013, respectively, to develop proved non-producing and proved undeveloped reserves.

Future income tax expenses are computed by applying the appropriate year-end statutory tax rates to the estimated future pretax net cash flows relating to the Company’s proved crude oil and natural gas reserves, less the tax basis of the properties involved. The future income tax expenses give effect to tax credits and allowances but do not reflect the impact of general and administrative costs and exploration expenses of ongoing operations relating to the Company’s proved crude oil and natural gas reserves.

Sources of Changes in Discounted Future Net Cash Flows

Principal changes in the aggregate standardized measure of discounted future net cash flows attributable to the Company’s proved crude oil and natural gas reserves, as required by FASB ASC 932-235, at year end are set forth in the table below:

	Year Ended December 31,
	2010	2009
Standardized measure of discounted future net cash flows at the beginning of the year	$212,301	$283,636
Extensions, discoveries and improved recovery	—	14,391
Revisions of previous quantity estimates	(33,726)	(55,660)
Changes in estimated future development costs	1,648	12,350
Sale of minerals in place	(24,581)	(3,719)
Net changes in prices and production costs	83,469	(38,807)
Accretion of discount	10,559	13,902
Sales of oil and gas produced, net of production costs	(41,619)	(32,991)
Development costs incurred during the period	6,479	9,653
Net Change in income taxes	—	9,546

Standardized measure of discounted future net cash flows at the end of the year	$214,530	$212,301

NOTE 13—SUBSEQUENT EVENT

Pursuant to FASB ASC 855, we have evaluated all events or transactions that occurred from January 1, 2011 through March 3, 2011, the date of issuance of the audited consolidated financial statements. During this period we did not have any material recognizable subsequent events, except as disclosed below:

Subsequent to December 31, 2010, holders of 44,239 shares of Preferred Stock converted their shares into approximately 5,055,898 shares of common stock.

On December 22, 2011, the Company announced that it had completed its financial restructuring, including the consummation of the purchase of $297,012,000 in aggregate principal amount of its 10.5% Senior Secured Notes due 2012, in exchange for:

•

shares of its newly issued common stock and shares of a new series of preferred stock that have been converted into common stock, which in the aggregate constitute approximately 97.0% of Dune’s common stock on a post-structuring basis; and

•	approximately $49.5 million aggregate principal amount of newly issued Floating Rate Senior Secured Notes due 2016.

The notes purchased in the exchange offer constituted 99% of Dune’s senior notes outstanding prior to closing.

As a component of the restructuring, and with the requisite consent of its preferred stockholders, all of Dune’s 10% Senior Redeemable Convertible Preferred Stock were converted into $4 million in cash and shares of common stock constituting approximately 1.6% of Dune’s common stock on a post-restructuring basis.

Completion of the restructure resulted in Dune’s pre-restructuring common stockholders holding approximately 1.35% of Dune’s common stock on a post-restructuring basis.

After the restructuring, percentage ownership of Dune’s common stock will continue to be subject to dilution through issuance of equity compensation pursuant to Dune’s equity compensation plan.

As part of its overall financial restructuring, Dune entered into a new $200.0 million senior secured revolving credit facility with an initial borrowing base limit of up to $63.0 million, with BMO Capital Markets Corp. as Sole Lead Arranger and Sole Bookrunner, Bank of Montreal as Administrative Agent and CIT Capital Securities LLC as Syndication Agent.

In addition, as part of its restructuring, Dune implemented a 1-for-100 reverse stock split which was effective at the close of business December 22, 2011. Post the restructuring and the reverse stock split there were approximately 36.1 million shares outstanding.

Dune Energy, Inc.

Consolidated Balance Sheets

(Unaudited)

	September 30, 2011	December 31, 2010
ASSETS
Current assets:
Cash	$21,696,026	$23,670,192
Restricted cash	—	$15,753,441
Accounts receivable	6,745,941	9,862,849
Prepayments and other current assets	3,727,934	2,542,624

Total current assets	32,169,901	51,829,106

Oil and gas properties, using successful efforts accounting—proved	531,907,171	526,760,643
Less accumulated depreciation, depletion, amortization and impairment	(305,047,545)	(294,566,739)

Net oil and gas properties	226,859,626	232,193,904

Property and equipment, net of accumulated depreciation of $3,111,446 and $2,817,158	276,590	527,357
Deferred financing costs, net of accumulated amortization of $1,896,395 and $1,456,592	346,284	786,087
Other assets	11,517,946	12,049,829

	12,140,820	13,363,273

TOTAL ASSETS	$271,170,347	$297,386,283

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$4,103,272	$6,953,863
Accrued liabilities	20,632,740	13,367,402
Current maturities of long-term debt (see Note 3)	337,632,131	—
Preferred stock dividend payable	1,597,000	2,206,000
Other current liabilities	—	1,395,237

Total current liabilities	363,965,143	23,922,502
Long-term debt, net of current maturities (see Note 3)	—	335,218,690
Other long-term liabilities	12,889,249	12,548,062

Total liabilities	376,854,392	371,689,254

Commitments and contingencies	—	—
Redeemable convertible preferred stock, net of discount of $3,172,203 and $4,964,014, liquidation preference of $1,000 per share, 750,000 shares designated, 159,735 and 207,912 shares issued and outstanding	156,562,797	202,947,986
STOCKHOLDERS’ DEFICIT
Preferred stock, $.001 par value, 1,000,000 shares authorized, 250,000 shares undesignated, no shares issued and outstanding	—	—
Common stock, $.001 par value, 300,000,000 shares authorized, 48,937,830 and 41,912,723 shares issued	48,938	41,912
Treasury stock, at cost (150,762 and 128,388 shares)	(68,357)	(62,920)
Additional paid-in capital	128,487,108	81,040,691
Accumulated deficit	(390,714,531)	(358,270,640)

Total stockholders’ deficit	(262,246,842)	(277,250,957)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$271,170,347	$297,386,283

See notes to consolidated financial statements.

Dune Energy, Inc.

Consolidated Statements of Operations

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Revenues	$15,106,459	$15,600,205	$48,415,854	$48,521,721

Operating expenses:
Lease operating expense	6,144,112	5,259,215	20,098,475	19,478,783
Exploration expense	864,011	—	6,047,841	—
Accretion of asset retirement obligation	329,379	456,101	988,137	1,376,250
Depletion, depreciation and amortization	5,517,089	7,534,943	17,062,122	21,935,896
General and administrative expense	2,367,095	2,382,323	6,532,214	8,731,220
Impairment of oil and gas properties	—	—	—	16,071,871

Total operating expense	15,221,686	15,632,582	50,728,789	67,594,020

Operating loss	(115,227)	(32,377)	(2,312,935)	(19,072,299)

Other income (expense):
Interest income	4,183	—	40,632	612
Interest expense	(10,127,742)	(9,063,778)	(30,171,588)	(27,174,230)
Gain on derivative liabilities	—	63,877	—	1,759,141

Total other income (expense)	10,123,559)	(8,999,901)	(30,130,956)	(25,414,477)

Loss on continuing operations	(10,238,786)	(9,032,278)	(32,443,891)	(44,486,776)
Loss on discontinued operations	—	(63,528)	—	(3,473,657)

Net loss	(10,238,786)	(9,095,806)	(32,443,891)	(47,960,433)
Preferred stock dividend	(5,316,442)	(6,504,810)	(15,293,811)	(19,376,286)

Net loss available to common shareholders	$(15,555,228)	$(15,600,616)	$(47,737,702)	$(67,336,719)

Net loss per share:
Basic and diluted from continuing operations	$(0.32)	$(0.39)	$(0.99)	$(1.58)
Basic and diluted from discontinued operations	—	—	—	(0.09)

Total basic and diluted	$(0.32)	$(0.39)	$(0.99)	$(1.67)

Weighted average shares outstanding:
Basic and diluted	48,945,500	40,365,873	48,164,172	40,327,091

See notes to consolidated financial statements.

Dune Energy, Inc.

Consolidated Statements of Cash Flows

(Unaudited)

	Nine months ended September 30,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(32,443,891)	$(47,960,433)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on discontinued operations	—	3,473,657
Depletion, depreciation and amortization	17,062,122	21,935,896
Impairment of oil and gas properties	—	16,071,871
Amortization of deferred financing costs and debt discount	2,878,924	3,026,141
Stock-based compensation	459,254	1,477,410
Accretion of asset retirement obligation	988,137	1,376,250
Gain on derivative liabilities	—	(1,651,797)
Changes in:
Accounts receivable	3,111,471	5,130,533
Prepayments and other assets	(1,185,310)	2,064,927
Payments made to settle asset retirement obligations	(646,950)	(218,481)
Accounts payable and accrued liabilities	4,414,747	(5,025,218)

NET CASH USED IN CONTINUED OPERATIONS	(5,361,496)	(299,244)
NET CASH PROVIDED BY DISCONTINUED OPERATIONS	—	2,857,240

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(5,361,496)	2,557,996

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in proved and unproved properties	(11,384,325)	(6,746,352)
Decrease in restricted cash	15,740,247	—
Purchase of furniture and fixtures	(92,752)	(13,704)
Decrease in other assets	545,077	338,980

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES—CONTINUED OPERATIONS	4,808,247	(6,421,076)
NET CASH PROVIDED BY INVESTING ACTIVITIES—DISCONTINUED OPERATIONS	—	29,347,980

NET CASH PROVIDED BY INVESTING ACTIVITIES	4,808,247	22,926,904

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term debt	—	6,000,000
Increase in loan costs	—	(1,133,662)
Payments on short-term debt	(1,420,917)	(31,579,308)

NET CASH USED IN FINANCING ACTIVITIES	(1,420,917)	(26,712,970)

NET CHANGE IN CASH BALANCE	(1,974,166)	(1,228,070)
Cash balance at beginning of period	23,670,192	15,053,571

Cash balance at end of period	$21,696,026	$13,825,501

SUPPLEMENTAL DISCLOSURES
Interest paid	$19,334,652	$16,327,192
Income taxes paid	—	—
NON-CASH DISCLOSURES
Common stock issued for conversion of preferred stock	$62,288,000	$2,448,000
Redeemable convertible preferred stock dividends	13,502,000	17,692,739
Accretion of discount on preferred stock	1,791,811	1,683,547

See notes to consolidated financial statements.

DUNE ENERGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Dune Energy, Inc., a Delaware corporation (“Dune” or the “Company”), is an independent energy company that was formed in 1998. Since May 2004, we have been engaged in the exploration, development, exploitation and production of oil and natural gas. Dune sells its oil and gas production primarily to domestic pipelines and refineries. Its operations are presently focused in the states of Texas and Louisiana.

Dune prepared these financial statements according to the instructions for Form 10-Q. Therefore, the financial statements do not include all disclosures required by generally accepted accounting principles in the United States. However, Dune has recorded all transactions and adjustments necessary to fairly present the financial statements included in this Form 10-Q. The adjustments made are normal and recurring. The following notes describe only the material changes in accounting policies, account details or financial statement notes during the first nine months of 2011. Therefore, please read these financial statements and notes to the financial statements together with the audited financial statements and notes thereto in our Annual Report on Form 10-K for the year ended December 31, 2010. The income statement for the nine months ended September 30, 2011 cannot necessarily be used to project results for the full year.

Discontinued operations

On June 30, 2010, the Company closed the sale of its South Florence Properties located in Vermilion Parish, Louisiana. In accordance with FASB ASC 360-10—Accounting for the Impairment or Disposal of Long-lived Assets, the results of operations of this divestiture have been reflected as discontinued operations. See Note 8 for additional information regarding discontinued operations.

Loss per share

Basic earnings per share amounts are calculated based on the weighted average number of shares of common stock outstanding during each period. Diluted earnings per share is based on the weighted average numbers of shares of common stock outstanding for the periods, including dilutive effects of stock options, warrants granted and convertible preferred stock. Dilutive options and warrants that are issued during a period or that will expire or are canceled during a period are reflected in the computations for the time they were outstanding during the periods being reported. Since Dune incurred losses for all other periods, the impact of the common stock equivalents would be antidilutive and therefore are not included in the calculation.

Impact of recently issued accounting standards

There were no new accounting pronouncements that had a significant impact on the Company’s operating results or financial position.

NOTE 2—LIQUIDITY AND GOING CONCERN

The accompanying financial statements have been prepared assuming Dune will continue as a going concern. At September 30, 2011, Dune’s cash balance was $21.7 million while the Company also registered a net loss available to common shareholders of $47.7 million for the first nine months of fiscal year 2011. In addition, as of September 30, 2011, Dune has negative working capital of $331.8 million resulting from the $40 million term loan facility and $297.6 million senior secured notes being classified as current liabilities with maturity dates of March 15, 2012 and June 1, 2012, respectively. Management is and will continue to strive to raise additional capital and/or restructure its debt obligations prior to their due dates. However, should these efforts prove unsuccessful, Dune’s ability to continue to operate as a going concern in 2012 would be substantially in doubt. See Note 10 for a discussion of the Company’s restructuring plan.

NOTE 3—DEBT FINANCING

Long-term debt consists of:

	September 30, 2011	December 31, 2010
Term Loan	$39,974,320	$40,000,000
Senior Secured Notes, net of discount of $2,342,189 and $4,781,310	297,657,811	295,218,690

Total long-term debt	337,632,131	335,218,690
Less: current maturities	(337,632,131)	—

Long-term debt, net of current maturities	$—	$335,218,690

Wells Fargo Foothill Credit Agreement

On May 15, 2007, Dune entered into a credit agreement among it, each of Dune’s subsidiaries named therein as borrowers, each of Dune’s subsidiaries named therein as guarantors, certain lenders and Wells Fargo Capital Finance, Inc. formerly Wells Fargo Foothill (“Wells Fargo”), as arranger and administrative agent (the “WF Agreement”). On December 7, 2010, Wells Fargo assigned to Wayzata Opportunities Fund II, L.P. (“Wayzata”) its rights, obligations and commitment under this Credit Agreement with Dune. In connection with this assignment, the Company as a borrower entered into the Amended and Restated Credit Agreement (the “Credit Agreement”) with Wayzata as the sole lender and Wells Fargo as the administrative agent. The Credit Agreement is a $40 million term loan facility which will mature on March 15, 2012. Pursuant to the Credit Agreement, (i) interest is 15% per annum which is due and payable, in arrears, on the first day of each month at any time that obligations are outstanding and (ii) if any or all of the $40 million term loan is prepaid (whether mandatory or voluntary prepayment) on or prior to November 15, 2011, the Company shall owe a prepayment premium equal to 10% of the principal amount prepaid.

As security for its obligations under the Credit Agreement, Dune and certain of its operating subsidiaries continue to grant Agent a security interest in and a first priority lien on all of its oil and gas properties and certain deposit accounts. In addition, its subsidiary, Dune Operating Company has guaranteed the obligations.

The Credit Agreement also continues to contain various covenants that limit the Company’s ability to: incur indebtedness; dispose of assets; grant certain liens; enter into certain swaps; make certain investments; prepay any subordinated debt; merge, consolidate, recapitalize, consolidate or allow any material change in the character of our business; enter into farm-out agreements; enter into forward sales; enter into agreements which (i) warrant production of hydrocarbons (other than permitted hedges) and (ii) shall not allow gas imbalances, take-or-pay or other prepayment with respect to its oil and gas properties; and; enter into certain marketing activities.

The Credit Agreement modifies the definition of Change in Control to mean (i) that any “person” or “group”, other than Permitted Holders or Wayzata and its Affiliates, becomes the beneficial owner, directly or indirectly, of 35%, or more, of the Stock of the Company having the right to vote for the election of members of the Board of Directors, (ii) that a majority of the members of the Board of Directors do not constitute Continuing Directors, (iii) that the Company ceases to own and control, directly or indirectly, 100% of the outstanding Stock of each other Loan Party, (iv) either James Watt or Frank Smith shall cease to be involved in the day to day operations and management of the business of the Company, and a successor reasonably acceptable to Agent and Lenders is not appointed on terms reasonably acceptable to Agent and Lenders within 60 days of such cessation of involvement, or (v) any “Change of Control” or similar term, as defined in the Second Secured Debt Documents.

The Credit Agreement has a new financial covenant that requires Dune to maintain the following ratio: the total present value of future net revenues discounted at 10% of the proved developed reserves must be greater than two times the value of the face amount of the term loan.

If an event of default exists under the Credit Agreement, the Lenders will be able to accelerate the maturity of the Credit Agreement and exercise other rights and remedies. Each of the following would continue to be an event of default: failure to pay any principal when due or any reimbursement amount, interest, fees or other amount within certain grace periods; a representation or warranty is proven to be incorrect when made; failure to perform or otherwise comply with the covenants, including, but not limited to maintenance of (i) required cash management activities and (ii) the interest reserve account, or conditions contained in the Credit Agreement or other loan documents, subject, in certain instances, to certain grace periods; default by the Company on the payment of any other indebtedness or results in the third party’s right to accelerate the maturity of such indebtedness; bankruptcy or insolvency events involving the Company or any of its subsidiaries; the loan documents cease to be in full force and effect; our failing to create a valid lien, except in limited circumstances; the occurrence of a Change in Control; the entry of, and failure to pay or have stayed pending appeal, one or more adverse judgments in excess of an aggregate amount of $5.0 million or more.

In connection with entering into the Credit Agreement on December 7, 2010, standby letters of credit totaling $8.5 million were taken down as the Company cash collateralized these obligations through a bonding agent and has reduced the obligation to $8 million at September 30, 2011.

On March 1, 2011, the Credit Agreement was amended, effective as of December 7, 2010, to permit “the repurchase or other acquisition by Parent of shares of common stock of Parent from employees, former employees, directors or former directors of Parent or its Subsidiaries or permitted transferees of such employees, former employees, directors or former directors, in each case pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) or other arrangements approved by the Board of Directors of the Parent under which such shares were granted, issued or sold; provided, that (A) no Default or Event of Default has occurred and is continuing or would exist after giving effect to such repurchase or other acquisition, and (B) the aggregate amount of all such repurchases and other acquisitions following the Restatement Date shall not exceed $500,000.” This amendment also waived any misrepresentation that may have inadvertently arisen as a result of any such repurchase prior to the date of the amendment.

On June 1, 2011, in connection with the liquidation of the escrow balance of $15.7 million established for the June 2011 bond interest payment on the Senior Secured Notes, the Company applied the remaining escrow balance of $25,680 to the term loan facility reducing the balance to $39,974,320 at September 30, 2011. Additionally, a 10% prepayment premium of $2,568 was made in accordance with the terms of the agreement.

Senior Secured Notes

On May 15, 2007, Dune sold to Jefferies & Company, Inc. $300 million aggregate principal amount of 10 1/2% Senior Secured Notes due 2012 (“Senior Secured Notes”) at a purchase price of $285 million. The Senior Secured Notes, bearing interest at the rate of 10 1/2 % per annum, were issued under that certain indenture, dated May 15, 2007, among Dune, the guarantors named therein, and The Bank of New York Trust Company NA, as trustee (the “Indenture”). The Indenture contains customary representations and warranties by the Company as well as typical restrictive covenants whereby Dune has agreed, among other things, to limitations to incurrence of additional indebtedness, declaration of dividends, issuance of capital stock, sale of assets and corporate reorganizations.

The Senior Secured Notes are subject to redemption by Dune, at a repurchase price equal to 100% of the aggregate principal amount plus accrued interest. Holders of the Senior Secured Notes may put such notes to the Company for repurchase, at a repurchase price of 101% of the principal amount plus accrued interest, upon a change in control as defined in the Indenture.

The Senior Secured Notes are secured by a lien on substantially all of Dune’s assets, including without limitation, those oil and gas leasehold interests located in Texas and Louisiana held by Dune’s operating subsidiaries. The Senior Secured Notes are unconditionally guaranteed on a senior secured basis by each of Dune’s existing and future domestic subsidiaries. The collateral securing the Senior Secured Notes is subject to, and made subordinate to, the lien granted to Wayzata under the Credit Agreement.

The debt discount is being amortized over the life of the notes using the effective interest method. Amortization expense associated with the debt discount amounted to $876,594 and $2,439,121 and is included in interest expense in the consolidated statements of operations for the three and nine months ended September 30, 2011, respectively.

NOTE 4—REDEEMABLE CONVERTIBLE PREFERRED STOCK

During the quarter ended June 30, 2007, Dune sold to Jefferies & Company, Inc. pursuant to the Purchase Agreement dated May 1, 2007, 216,000 shares of its Senior Redeemable Convertible Preferred Stock (“preferred stock”) for gross proceeds of $216 million less a discount of $12.3 million yielding net proceeds of $203.7 million. As provided in the Certificate of Designations, the preferred stock has a liquidation preference of $1,000 per share and a dividend at a rate of 12% per annum, payable quarterly, at the option of Dune in additional shares of preferred stock, shares of common stock (subject to the satisfaction of certain conditions) or cash.

The conversion price of the preferred stock is subject to adjustment pursuant to customary anti-dilution provisions and may also be adjusted upon the occurrence of a fundamental change as defined in the Certificate of Designations. The preferred stock is redeemable at the option of the holder on December 1, 2012 and subject to the terms of any of the Company’s indebtedness or upon a change of control. In the event Dune fails to redeem shares of preferred stock “put” to Dune by a holder, then the conversion price shall be lowered and the dividend rate increased. After December 1, 2012, Dune may redeem shares of preferred stock. The Company analyzed the adjustment of the conversion right for derivative accounting under FASB ASC 815—Derivatives and Hedges and determined that it was not applicable.

The preferred stock discount is deemed a preferred stock dividend and is being amortized over five years using the effective interest method and is charged to additional paid-in capital as the Company has a deficit balance in retained earnings. Charges to additional paid-in capital for the three and nine months ended September 30, 2011 amounted to $617,442 and $1,791,811, respectively.

During the nine months ended September 30, 2011, holders of 62,288 shares of the preferred stock converted their shares into 7,118,641 shares of common stock.

During the nine months ended September 30, 2011 and 2010, Dune paid dividends on the preferred stock in the amount of $14,111,000 and $17,660,000, respectively. In lieu of cash, the Company elected to issue 14,111 and 17,660 additional shares of preferred stock, respectively.

NOTE 5—HEDGING ACTIVITIES

As a result of entering into the Credit Agreement, the Company is no longer required to hedge and all hedge balances were settled. Prior to this event, Dune accounted for its production hedge derivative instruments as defined in FASB ASC 815-Derivatives and Hedging. Accordingly, the Company designated derivative instruments as fair value hedges and recognized gain or losses in current earnings.

For the three and nine months ended September 30, 2010, Dune recorded a gain on the derivatives of $63,877 and $1,759,141, composed of an unrealized gain (loss) on changes in mark-to-market valuations of ($97,433) and $1,651,797 and a realized gain on cash settlements of $161,310 and $107,344, respectively.

NOTE 6—RESTRICTED STOCK, STOCK OPTIONS AND WARRANTS

The Company utilizes restricted stock, stock options and warrants to compensate employees, officers, directors and consultants. Total stock-based compensation expense including options, warrants and restricted stock was $93,763 and $459,254 for the three and nine months ended September 30, 2011 and $307,413 and $1,447,410 for the three and nine months ended September 30, 2010, respectively.

The 2007 Stock Incentive Plan, which was approved by Dune’s shareholders, authorizes the issuance of up to 3,200,000 shares of common stock for issuance to employees, officers and non-employee directors. The Plan is administered by Dune’s Compensation Committee. The following table reflects the vesting activity associated with restricted stock awards at September 30, 2011:

Grant Date	Shares Awarded	Shares Canceled	Shares Vested	Shares Unvested
December 17, 2007	248,591	(71,471)	(177,120)	—
March 13, 2008	105,412	—	(105,412)	—
August 1, 2008	622,700	(111,429)	(511,271)	—
October 1, 2009	450,000	—	(100,499)	349,501
December 31, 2009	573,780	(143,333)	(163,921)	266,526
November 11, 2010	938,900	(55,200)	—	883,700
December 30, 2010	4,445	—	(4,445)	—

	2,943,828	(381,433)	(1,062,668)	1,499,727

Common shares available to be awarded at September 30, 2011 are as follows:

Total shares authorized	3,200,000
Total shares issued	(2,943,828)
Total shares canceled	381,433

Total shares available	637,605

NOTE 7—INCOME TAXES

Dune is in a position of cumulative reporting losses for the current and preceding reporting periods. The volatility of energy prices and uncertainty of when energy prices may rebound is not readily determinable by management. At this date, this general fact pattern does not allow the Company to project sufficient sources of future taxable income to offset tax loss carryforwards and net deferred tax assets. Under these current circumstances, it is management’s opinion that the realization of these tax attributes does not reach the “more likely than not criteria” under FASB ASC 740—Income Taxes. As a result, the Company’s taxes through September 30, 2011 are subject to a full valuation allowance.

NOTE 8—DISCONTINUED OPERATIONS

On June 30, 2010, Dune consummated the sale of the South Florence field located in Vermilion Parish, Louisiana. The disposition of the South Florence Properties allowed the Company to repay all outstanding borrowings under the WF Agreement and to invest in new assets or fund maintenance, repair or improvement of existing properties and assets. The effective date of the sale was May 1, 2010.

Consideration received by the Company for the South Florence Properties aggregated $29,189,243, consisting of the purchase price of $30 million, as adjusted to account for the sale of hydrocarbons and various related costs, expenses and charges incurred between the execution and the Purchase and Sale Agreement and completion of the sale.

Pursuant to accounting rules for discontinuing operations, Dune has classified 2010 and prior reporting periods to present the activity related to the South Florence Properties as a discontinued operation. Discontinued operations for the three and nine months ended September 30, 2010 are summarized as follows:

	Three months ended September 30, 2010	Nine months ended September 30, 2010
Revenues	—	$4,372,648

Costs and expenses:
Lease operating expense	(125)	1,329,475
Depletion, depreciation and amortization	—	1,502,433
Impairment on asset	63,653	5,014,397

Total operating expense	63,528	7,846,305

Loss from discontinued operations	$(63,528)	$(3,473,657)

Production:
Oil (Bbl)	—	38,474
Gas (Mcf)	—	254,537
Total (Mcfe)	—	485,381

NOTE 9—COMMITMENTS AND CONTINGENCIES

The Company, as an owner or lessee and operator of oil and gas properties, is subject to various federal, state and local laws and regulations relating to discharge of materials into, and protection of, the environment. These laws and regulations may, among other things, impose liability on the lessee under an oil and gas lease for the cost of pollution clean-up resulting from operations and subject the lessee to liability for pollution damages. In some instances, the Company may be directed to suspend or cease operations in the affected area. Dune maintains insurance coverage, which it believes is customary in the industry, although Dune is not fully insured against all environmental risks.

In connection with the acquisition of Goldking, the Company inherited an environmental contingency which after conducting its due diligence and subsequent testing believes is the responsibility of a third party. However, federal and state regulators have determined Dune is the responsible party for clean up of this area. Dune has maintained a passive maintenance of this site since it was first discovered after Hurricane Katrina. Cost to date of approximately $1,200,000 has been covered by the Company’s insurance minus the standard deductibles. The Company still feels another party has the primary responsibility for this occurrence but is committed to working with the various state and federal authorities on resolution of this issue. At this time no estimate of the final cost of remediation of this site can be determined or if the Company’s insurance will continue to cover the clean up costs or if the Company can be successful in proving the other party should be primarily responsible for the cost of remediation.

NOTE 10—SUBSEQUENT EVENT

On October 7, 2011, the Company announced that it has entered into a restructuring plan support agreement with noteholders (the “supporting noteholders”) who together hold approximately 90% of the aggregate principal amount of Dune’s outstanding 10- 1/2% Senior Secured Notes due 2012 (the “notes”) as well as similar restructuring plan support agreement with a holder (the “supporting preferred stockholder”) of approximately

64% of Dune’s issued and outstanding 10% Senior Redeemable Convertible Preferred Stock (the “preferred stock”). Pursuant to the support agreement, which sets forth the terms of Dune’s capital restructuring plan, Dune intends to seek to eliminate all of the notes and the related cash interest expense, through consummation of an exchange offer to acquire all of the notes in exchange for a combination of Dune equity securities and either cash or new debt securities in an aggregate amount of $50 million (if the offer is fully subscribed). If fully subscribed,

the exchange offer would result in the ownership of 97.25% of Dune’s common stock on a post-restructuring basis by the noteholders. The support agreements also contemplate conversion of all of the outstanding preferred stock into $4.0 million in cash and 1.5% of Dune’s common stock on a post-restructuring basis. In addition, the contemplated restructuring would result in Dune’s current common stockholders holding 1.25% of Dune’s common stock on a post-restructuring basis. Dune plans to launch this out-of-court exchange offer in the first half of November, 2011.

As an alternative to the out-of-court exchange offer, Dune has also agreed in the support agreements to solicit consents from its noteholders to approve a prepackaged plan of reorganization in a bankruptcy proceeding

(the “prepackaged plan”). In the event certain conditions to the exchange offer are not satisfied, Dune intends to pursue the prepackaged plan. If confirmed, the prepackaged plan would have principally the same effect as if

100% of the noteholders had tendered their notes in the exchange offer. If all conditions to consummating the exchange offer are satisfied, Dune will cease seeking support for the prepackaged plan.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

Our expenses in connection with the issuance and distribution of the securities being registered, other than the underwriting discount, are estimated as follows:

SEC Registration Fee		$9,606
Legal Fees and expenses	$	*
Accountants’ Fees and Expenses	$	*
Miscellaneous Expenses	$	*

Total	$	*

*	To be provided by amendment.

Item 15. Indemnification of Directors and Officers

Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(d) of the DGCL provides that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145(e) of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 145(f) of the DGCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

Section 145(j) of the DGCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. In accordance with Section 102(b)(7) of the DGCL, our Amended and Restated Certificate of Incorporation contains a provision that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, subject to the limitations of Section 102(b)(7).

Furthermore, our Amended and Restated Certificate of Incorporation and Bylaws provide for (i) indemnification of our directors, officers and employees and agents (to the extent deemed appropriate by the board of directors) to the fullest extent permitted by applicable law; (ii) the right of our directors, officers, employees and agents to be paid or reimbursed by us for the reasonable expenses incurred in advance of a proceeding’s final disposition to the fullest extent authorized by applicable law; and (iii) the purchase of insurance by us to protect us and any person who is or was serving as our director, officer, employee or agent.

In addition, we have entered into indemnification agreements with each of our directors. The indemnification agreements provide that the Company will indemnify each person subject to an indemnification agreement (each, an “Indemnified Party”) to the fullest extent permitted by applicable law against all expenses, judgments, penalties, fines and amounts paid in settlement of certain proceedings that may result or arise in connection with such Indemnified Party serving in his capacity as an officer or director of the Company, or is or was serving at the request of the Company as an officer, director, employee or agent of another entity. The indemnification agreements further provide that, upon an Indemnified Party’s request, the Company will advance expenses to the Indemnified Party. Pursuant to the indemnification agreements, an Indemnified Party is presumed to be entitled to indemnification and anyone seeking to overcome this presumption has the burden of proving otherwise.

We maintain insurance policies that provide coverage to our directors and officers against certain liabilities.

Item 16. Exhibits

The exhibits listed on the Exhibit Index to this registration statement are hereby incorporated by reference.

Item 17. Undertakings

A. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on February 24, 2012.

DUNE ENERGY, INC.

By:	/s/ JAMES A. WATT
James A. Watt, President and Chief Executive Officer
(principal executive officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James A. Watt and Frank T. Smith, Jr., and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below on February 24, 2012.

Signature	Title

/s/ JAMES A. WATT James A. Watt	Chief Executive Officer and Director (principal executive officer)

/s/ FRANK T. SMITH, JR. Frank T. Smith, Jr.	Chief Financial Officer (principal financial and accounting officer)

/s/ MICHAEL R. KEENER Michael R. Keener	Director

/s/ STEPHEN P. KOVACS Stephen P. Kovacs	Director

/s/ ALEXANDER A. KULPECZ, JR. Alexander A. Kulpecz, Jr.	Director

/s/ EMANUEL R. PEARLMAN Emanuel R. Pearlman	Director

/s/ ROBERT A. SCHMITZ Robert A. Schmitz	Director

/s/ ERIC R. STEARNS Eric R. Stearns	Director

EXHIBITS

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-KSB (File No. 001-32497) for the year ended December 31, 2002).

3.1.1	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated May 7, 2003 (incorporated by reference to Exhibit 3.1.1 the Registrant’s Form 10-K (File No. 001-32497) for the year ended December 31, 2010).

3.1.2	Certificate of Amendment of Certificate of Incorporation, dated May 5, 2004 (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-Q (File No. 001-32497) for the period ended March 31, 2007).

3.1.3	Certificate of Amendment of Certificate of Incorporation, dated June 12, 2007 (incorporated by reference to Exhibit 3.1.3 to the Registrant’s Form 10-K (File No. 001-32497) for the year ended December 31, 2010).

3.1.4	Certificate of Amendment of Certificate of Incorporation, dated December 14, 2007 (incorporated by reference to Exhibit 3.1.4 to the Registrant’s Form 10-K (File No. 001-32497) for the year ended December 31, 2010).

3.1.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated December 1, 2009 (incorporated by reference to Exhibit 3.1.2 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on December 1, 2009).

3.1.6	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated December 22, 2011 (incorporated by reference to Exhibit 3.2 to the Registrant’s Form 8-K (File No. 001-32497) filed on December 27, 2011).

3.2	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.1 to the Registrant’s Report on Form 8-K (File No. 001-32497) filed on July 12, 2010).

4.1	Registration Rights Agreement, dated January 10, 2012, between Dune Energy, Inc. and TPG Opportunity Fund I, L.P., TPG Opportunity Fund III, L.P., West Face Long Term Opportunities Global Master L.P., Strategic Value Master Fund, Ltd., Strategic Value Special Situations Master Fund, L.P., BlueMountain Credit Alternatives Master Fund, LP, BlueMountain Distressed Master Fund, LP, BlueMountain Long/Short Credit Master Fund, LP, BlueMountain Strategic Master Fund, LP and BlueMountain Timberline, Ltd., (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K (File No. 001-32497) filed on January 10, 2012).

4.2	Indenture, dated December 22, by and among Dune Energy, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on December 27, 2011).

4.3	Collateral Agreement, dated December 22, 2011, by and among Dune Energy, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on December 27, 2011).

4.4	Second Lien Mortgage (incorporated by reference to Exhibit 4.4 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on December 27, 2011).

5.1*	Opinion of Andrews Kurth LLP.

10.1	Employment Agreement, dated as of October 1, 2009, between Dune Energy, Inc. and James A. Watt (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 8-K (File No. 001-32497) filed on October 5, 2009).

10.2	Employment Agreement, dated as of October 1, 2009, between Dune Energy, Inc. and Frank T. Smith, Jr. (incorporated by reference to Exhibit 99.2 to the Registrant’s Form 8-K (File No. 001-32497) filed on October 5, 2009).

Exhibit No.	Description

10.3	Restricted Stock Agreement (Performance Based) dated as of October 1, 2009, between Dune Energy, Inc. and James A. Watt (incorporated by reference to Exhibit 99.3 to the Registrant’s Form 8-K (File No. 001-32497) filed on October 5, 2009).

10.4	Restricted Stock Agreement (Performance Based) dated as of October 1, 2009, between Dune Energy, Inc. and Frank T. Smith, Jr. (incorporated by reference to Exhibit 99.4 to the Registrant’s Form 8-K (File No. 001-32497) filed on October 5, 2009).

10.5	Restricted Stock Agreement (Time Vesting Based) dated as of October 1, 2009, between Dune Energy, Inc. and James A. Watt (incorporated by reference to Exhibit 99.5 to the Registrant’s Form 8-K (File No. 001-32497) filed on October 5, 2009).

10.6	Restricted Stock Agreement (Time Vesting Based) dated as of October 1, 2009, between Dune Energy, Inc. and Frank T. Smith, Jr. (incorporated by reference to Exhibit 99.6 to the Registrant’s Form 8-K (File No. 001-32497) filed on October 5, 2009).

10.7	2005 Non-Employee Director Incentive Plan (incorporated by reference to Exhibit A to the Registrant’s Definitive Proxy Statement on Schedule 14A (File No. 001-32497) filed on May 30, 2006).

10.8	Dune Energy, Inc. 2007 Stock Incentive Plan (incorporated by reference to Exhibit B to the Registrant’s Preliminary Information Statement on Schedule 14C (File No. 001-32497) filed on November 9, 2007).

10.9	Form of Grant Agreement under Dune Energy, Inc. 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to the Registrant’s Form 10-K (File No. 001-32497) for the year ended December 31, 2010).

10.10	Amended and Restated Credit Agreement, dated December 22, 2011, among Dune Energy, Inc., Bank of Montreal, CIT Capital Securities LLC and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on December 27, 2011).

10.11	Amended and Restated Guarantee and Collateral Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on December 27, 2011).

10.12	Amended and Restated Mortgage (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on December 27, 2011).

10.13	Master Assignment of Note and Liens, dated as of December 22, 2011 (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on December 27, 2011).

10.14	Intercreditor Agreement (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on December 27, 2011).

10.15	1992 ISDA Master Agreement, together with Schedule, dated May 15, 2007 among Wells Fargo Foothill, Inc. and the Company (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on June 25, 2010).

10.16	Purchase and Sale Agreement, dated as of May 28, 2010, between Dune Properties, Inc., as Seller, and Texas Petroleum Investment Company, as Buyer (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on May 21, 2007).

21.1*	List of subsidiaries.

23.1*	Consent of Andrews Kurth LLP (included in Exhibit 5.1).

23.2*	Consent of Malone & Bailey, PC

Exhibit No.	Description

23.3*	Consent of DeGolyer and MacNaughton, independent petroleum engineers.

24.1*	Power of Attorney (see page II-5)

99.1*	Reserve Report of Independent Engineer

*	Filed herewith.